Exhibit 99.1

B2GOLD

ANNUAL INFORMATION FORM

B2GOLD CORP

March 14, 2024

04

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (“AIF”), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “we”, “our”, “us”, the “Company” or “B2Gold”. All information contained in this AIF is as at December 31, 2023, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this AIF is to be construed as referring to information given as of that date. Readers are also encouraged to review our annual financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2023.

Cautionary Note Regarding Forward-Looking Information

Capitalized terms used but not defined in this Cautionary Note have the meaning given to them in this AIF.

This AIF includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including, but not limited to: objectives, strategies, intentions and expectations; projections; forecasts; estimates; outlook; guidance; schedules; plans; designs; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs; budgets on a consolidated and mine by mine basis; closure and reclamation costs; our planned capital and exploration expenditures; future or estimated mine life, including future or estimated processing times, metal price assumptions, ore grades or sources, gold recovery and mining rates, stripping ratios, throughput, and ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, but not limited to: the further advancement of our pipeline of development and exploration projects; including the completion and timing of construction, development and operations at the Goose Project; the projected source, volume and timing of gold production, including Fekola’s annualized throughput rate averaging 9.0 million tonnes per annum (“Mtpa”), gold production at the Fekola mill of between 470,000 and 500,000 ounces in 2024, gold production at the Masbate Gold Project of between 170,000 and 190,000 ounces in 2024, and gold production at the Otjikoto Mine of between 180,000 and 200,000 ounces in 2024; the timing and volume of additional gold production from the Fekola Complex as a result of higher-grade ore from the Fekola Mine, and scheduled ore from the Anaconda Area in the first quarter of 2025 and the Dandoko Area in the third quarter of 2027; the implementation of initiatives which improve the production profile and lower the all-in sustaining costs at the Fekola Complex, including additional gold production from potential underground operations; construction of a new tailings storage facility (“TSF”) at the Fekola Mine by the second quarter of 2025; the expanded Fekola Solar Plant being operational by the fourth quarter of 2024; 264,775 ounces representing approximately 10% of our annual gold production in each of 2025 and 2026; ability to deliver gold in a timely manner under our gold prepay arrangement; the impact of the 2023 Mining Code in Mali, including on the receipt of exploitation licences for Fekola Regional, and the potential acquisition of an additional 20% interest by the State and a further 5% interest to be made available for purchase to a local Malian in Fekola Regional; the results of our application for a “No-Go Zone” on the Bantako Nord Permit; the timing and results of a preliminary economic assessment for the Gramalote Project; our attributable share of Calibre’s production; development of the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project pouring gold in the first quarter of 2025; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of our revolving credit facility (“Credit Facility”) for future draw downs; and the expected impact of any tax or regulatory changes in the countries in which we operate, including Mali, the Philippines, Namibia and Canada. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this AIF that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to in this AIF including under “Risk Factors” and elsewhere herein.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including geotechnical, mining and metallurgical recovery assumptions and interpretations of mineralization geometry and grade continuity; stockpiling assumptions, including the amount and grade of stockpile material; our ability to meet or achieve estimates, projections and forecasts; the timely completion of project construction and development, including at the Goose Project; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; laws and regulations applicable to our operations, including our continued ability to retain mineral and surface rights titles; the continued health, availability and cost of labour; the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; the continued ability to access our sites; the ability to maintain the social licence to operate and positive relationships with Indigenous communities; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance. We do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All the forward-looking statements contained in this AIF are qualified by these cautionary statements.

Currency and Exchange Rate Information

Our financial statements are reported in U.S. dollars. All dollar amounts referenced in this AIF, unless otherwise indicated, are expressed in U.S. dollars. A reference in this AIF to:

•	“A$” is to the lawful currency of Australia;
•	“C$” or “Canadian dollar” is to the lawful currency of Canada;
•	“N$” is to the lawful currency of Namibia; and
•	“$”, “US$” or “U.S. dollar” is to the lawful currency of the United States.

The high, low, average and closing exchange rates for Canadian dollars in terms of U.S. dollars, as quoted by the Bank of Canada, for each of the three years in the period ended December 31, 2023, were as follows:

	2021	2022	2023
Highest rate during period	US$0.8306	US$0.8031	US$0.7610
Lowest rate during period	US$0.7727	US$0.7217	US$0.7207
Average rate during period	US$0.7980	US$0.7692	US$0.7410
Rate at the end of period	US$0.7888	US$0.7383	US$0.7561

On March 11, 2024, the daily average rate of exchange for one Canadian dollar in U.S. dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.7412.

Production Results, Technical Information and Cautionary Note for United States Readers

Actual and projected production results presented in this AIF reflect total production at the mines we operate on a 100% project basis. As further discussed in this AIF, a wholly-owned B2Gold subsidiary has a direct ownership interest of 80% in the Fekola Mine, 90% in the Otjikoto Mine, and the right to purchase 100% of the ore from the Masbate Gold Project (each mine and project are as defined herein). In respect of the Calibre Mining Corp. (“Calibre”) operations, production is presented on an approximately 24% basis, reflecting our approximate equity interest in Calibre as at December 31, 2023. On January 24, 2024, the Company’s indirect interest in Calibre was reduced to 15%.

The disclosure included in this AIF uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definition Standards for Mineral Resources & Mineral Reserves adopted by CIM Council on May 19, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Mining disclosure under U.S. securities law was previously required to comply with the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC has adopted final rules, effective February 25, 2019, which replaced SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Reserve and Mineral Resource information contained in this AIF and the documents incorporated by reference herein, may not be comparable to similar information disclosed by U.S. reporting companies subject to the technical disclosure requirements of the SEC.

Under Regulation S-K 1300, the SEC recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the Mineral Reserve or Mineral Resource estimates under the standards of Regulation S-K 1300.

The term “Qualified Person” as used in this AIF means a Qualified Person as that term is defined in NI 43-101. Except where otherwise disclosed, William Lytle, P.E., Senior Vice President and Chief Operating Officer of B2Gold, a Qualified Person, has approved the scientific and technical information related to operations matters contained in this AIF and Andrew Brown, P. Geo., Vice President, Exploration of B2Gold, a Qualified Person, has approved the scientific and technical information regarding exploration matters contained in this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, and our registered office is located at Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. The chart below includes the name and jurisdiction of incorporation of our material subsidiaries and certain subsidiaries holding an interest in mineral projects that we consider significant as described in this AIF. All ownership of subsidiaries is 100% unless otherwise indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected below.

GENERAL DEVELOPMENT OF THE BUSINESS

We are an international, responsible senior gold producer based in Vancouver, Canada with three operating mines (one mine in each of Mali, Namibia and the Philippines) and one mine under construction in Nunavut, Canada. In addition, we have a portfolio of other development and exploration projects in several countries including Mali, Finland, Cote d’Ivoire and Colombia. Our material properties consist of the following three mines and one mine under construction:

•	Fekola mine (80% ownership), an open pit gold mine located approximately 40 kilometres (“km”) south of the city of Kéniéba, Mali (the “Fekola Mine”);

•	Otjikoto mine (90% ownership), an open pit mine and underground gold mine located approximately 300 km north of Windhoek, the capital of Namibia (the “Otjikoto Mine”);

•	Masbate gold project (ownership as described under “Material Properties – Masbate Gold Project” below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km southeast of Manila, the capital of the Philippines (the “Masbate Gold Project”); and

•	Goose project (100% ownership), an open pit and underground gold mine under construction located in the Back River Gold District in Nunavut, Canada, approximately 520 km northeast of Yellowknife, the Northwest Territories (the “Goose Project”).

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2021 Developments

In July 2021, the heavy fuel oil (“HFO”) hybrid-solar plant at the Fekola Mine (the “Fekola Solar Plant”) reached full production capacity. In 2021, the Fekola Solar Plant generated 47.5 gigawatt hours of electricity, reduced HFO consumption by 10.1 million litres, and eliminated over 31,500 tonnes of carbon dioxide emissions.

On November 30, 2021, we completed the sale to West African Resources Limited (“WAF”) of our 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”). On closing, we received a cash payment of US$22.5 million (in addition to the US$450,000 received prior to closing), 22,190,508 ordinary shares of WAF, and a 2.7% net smelter return (“NSR”) royalty interest on the first 2,500,000 ounces of gold produced at the Kiaka Project and thereafter a 0.45% NSR royalty interest on the next 1,500,000 ounces of gold produced. We received an additional payment of US$45 million in cash in September 2022.

Concurrently with the sale of the Kiaka Project, we also sold our 90% interest in the Toega gold project located in Burkina Faso (the “Toega Project”) to WAF. On closing, we received a cash payment of US$9 million (in addition to the US$9 million received prior to closing), and a 2.7% NSR royalty interest on the first 1,500,000 ounces of gold produced at the Toega Project until such time as the royalty payments total US$22.5 million and thereafter a 0.45% NSR royalty interest.

On December 16, 2021, we amended and restated our Credit Facility with our existing syndicate of banks to extend the maturity date to December 16, 2025. The maximum available for drawdown under the Credit Facility remained $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. The interest rates and commitment fees were reduced. Effective July 1, 2023, the Credit Facility transitioned from bearing interest on a sliding scale of between LIBOR plus 2.0 % to 2.50% based on our consolidated net leverage ratio, and with commitment fees for the undrawn portion of the facility based on a similar sliding scale basis of between 0.45% and 0.563%, to a new benchmark rate based on the Secured Overnight Financing Rate, plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. The Credit Facility continues to be secured by a general security interest over our assets and pledges creating a charge over the shares of certain of our direct and indirect subsidiaries. In connection with the Credit Facility, we must also maintain certain ratios for leverage and interest coverage.

In December 2021, we reached an agreement in principle with the Government of Mali, pursuant to which the Government agreed that it would grant a new exploration permit covering the same perimeter as the Menankoto exploration permit (the “Menankoto Permit”) to a new Malian subsidiary of B2Gold, and we would withdraw the international arbitration proceedings that our Malian subsidiary Menankoto SARL had previously commenced.

2022 Developments

On February 2, 2022, we announced that a Malian subsidiary of B2Gold had received the new Menankoto Permit, issued by the Government in compliance with the procedures and requirements set out under Mali’s 2019 Mining Code (the “2019 Mining Code”) (the previous permit had been issued under Mali’s 2012 Mining Code (the “2012 Mining Code”)), which provides for an initial term of three years and is renewable for two additional three year periods. Menankoto SARL subsequently withdrew the related international arbitration proceedings against the Republic of Mali.

On February 2, 2022, we announced an updated Mineral Resource estimate for the Cardinal zone, which is a conventional open pit owner-operated mine located within 500 metres (“m”) of the Fekola open pit (the “Fekola Open Pit”) and includes the Cardinal and FMZ deposits (the “Cardinal Zone”).

In March 2022, we announced an updated and significantly increased Mineral Resource estimate (including initial estimates for oxide Indicated Mineral Resources and sulphide Inferred Mineral Resources) for the Anaconda area, which at that time was comprised of the Menankoto Permit and the Bantako Nord exploration permit (the “Bantako Nord Permit”), located approximately 20 km north of the Fekola Mine.

On April 21, 2022, we completed the acquisition of the Bakolobi research permit in Mali from a local Malian company (the “Bakolobi Permit”), which, forms part of the Anaconda Area. The Bakolobi Permit has an area of 100 square kilometers (“km2”) and is held by our subsidiary MaliCan Exploration SARL. It occupies the gap between the northern boundary of the Médinandi Exploitation Licence (as defined below) and the southern boundary of the Menankoto Permit. The acquisition of the Bakolobi Permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako Nord Permit and the north-east of the Menankoto Permit, southwest of the Médinandi Exploitation Licence (which hosts the Fekola Open Pit and Cardinal Zone) to the southeast end of the Bakolobi Permit.

On September 20, 2022, we completed the acquisition of Oklo Resources Limited (“Oklo”), acquiring 100% of the fully paid ordinary shares of Oklo (the “Oklo Shares”) in consideration for 0.0206 of a B2Gold common share (each whole share, a “Common Share”) and A$0.0525 in cash for each Oklo Share held. On closing, we issued 10,742,814 Common Shares to Oklo shareholders, representing approximately 1% of the issued and outstanding Common Shares on an undiluted basis, and paid aggregate cash consideration of approximately A$27.4 million to Oklo shareholders. The acquisition of Oklo provides us with additional landholding covering highly prospective greenstone belts in Mali, including the 100 km2 Dandoko exploration permit (the “Dandoko Permit”). The Dandoko Permit is located on a subparallel, north-trending structure east of the prolific Senegal-Mali Shear Zone, approximately 25 km from the Fekola Mine and approximately 25 km from the Anaconda Area.

2023 Developments

Effective January 1, 2023, Ms. Lisa Pankratz was appointed to our board of directors (the “Board”).

On January 26, 2023, we announced a target to reduce our Scope 1 and 2 greenhouse gas (“GHG”) emissions by 30% by 2030 against a 2021 baseline. We continue to be an innovative leader within the mining industry with respect to the management of sustainability issues and this commitment to GHG emissions reduction forms a key part of our Climate Strategy, incorporating climate management as a part of our business strategy and planning process. To achieve our GHG emission reduction target, we are pursuing initiatives to increase the proportion of renewable energy sources, electrify operations, and improve energy efficiency. Our Otjikoto and Fekola operations both maintain fully autonomous hybrid power plants consisting of 5.8 megawatt (“MW”) and 30 MW solar installed capacity, respectively. We are also expanding our Fekola Solar Plant, which is expected to increase solar power capacity by 22 MW, reduce GHG emissions by approximately 24,000 tonnes per year and reduce HFO consumption by an average of 7.6 million litres per year. Construction of the Fekola Solar Plant expansion project commenced in the third quarter of 2023 and is expected to be completed in the fourth quarter of 2024.

On April 19, 2023, we completed the acquisition of Sabina Gold & Silver Corp. (“Sabina”), acquiring all of the issued and outstanding shares of Sabina by way of a court-approved plan of arrangement under the BCBCA (the “Sabina Transaction”). As consideration under the Sabina Transaction, we issued 0.3867 of a Common Share for each Sabina common share, resulting in the issuance of an aggregate of approximately 216 million Common Shares. Through the Sabina Transaction, we acquired Sabina’s 100% owned Back River Gold District, which is located in southwestern Nunavut, Canada, approximately 520 km northeast of Yellowknife. The district comprises mining leases and claims covering approximately 58,374 hectares (“ha”) with five mineral claim blocks on the 80 km belt. The most advanced is the fully permitted Goose Project, currently under construction, with first gold pour expected in the first quarter of 2025. The second most advanced is the George project, situated approximately 60 km northwest from the Goose Project. There are three other claim blocks named Boot, Boulder, and Del. Significant infrastructure exists at the Goose Project site along with the port facility at Bathurst Inlet. A Framework Agreement was signed with the Kitikmeot Inuit Association (“KIA”) outlining renewable 20-year benefit and land tenure agreements. B2Gold recognizes that respect and collaboration with the KIA is central to the licence to operate in the district and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

On June 21, 2023, we released an updated and significantly increased Mineral Resource estimate (including initial estimates for sulphide Indicated Mineral Resources) for the Anaconda Area, comprised of the Menankoto Permit, the Bantako Nord Permit and the Bakolobi Permit, located approximately 20 km north of the Fekola Mine. The updated and significantly increased Mineral Resource estimate constrained within a conceptual pit shell at a gold price of US$1,800 per ounce includes an initial Indicated Mineral Resource estimate of 57,100,000 tonnes at 1.11 g/t gold for a total 2,030,000 ounces of gold, and an Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold. The Mineral Resource estimate includes first time reporting of sulphide Indicated Mineral Resource estimate of 17,400,000 tonnes at 1.40 g/t gold for a total of 780,000 ounces of gold, together with a sulphide Inferred Mineral Resource estimate of 37,100,000 tonnes at 1.44 g/t gold for a total of 1,720,000 ounces of gold. Sulphide Inferred gold grade improved by 15% from the March 2022 Mineral Resource estimate.

On June 23, 2023, at our 2023 annual general and special meeting of shareholders, Kelvin Dushnisky and Thabile Makgala were elected to our Board. Mr. Dushnisky was subsequently appointed as the Chair of the Board, succeeding Robert Cross who did not stand for re-election.

In July 2023, the Credit Facility was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders.

On August 28, 2023, we announced the implementation of a Dividend Reinvestment Plan (the “DRIP”). The DRIP will provide our shareholders residing in Canada and the United States, subject to B2Gold filing a registration statement in the United States, with the opportunity to have the cash dividends declared on all or some of their Common Shares automatically reinvested into additional Common Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by our Board of Directors. A Form F-3D registration statement was filed with the SEC and became effective upon filing on September 1, 2023.

On October 5, 2023, we acquired the remaining 50% of the Gramalote Project from AngloGold Ashanti Limited (“AngloGold”), located in the Department of Antioquia, Colombia, which resulted in B2Gold owning 100% of the Gramalote Project. Under the terms of this transaction, the purchase price is payable in cash and consists of the following payments to AngloGold based on, and contingent upon, certain milestones:

•	US$20 million, paid upon closing of the transaction;
•	US$10 million upon B2Gold announcing a construction decision at the Gramalote Project;
•	US$10 million upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing of the transaction (if commercial production does not commence within five years of closing of the transaction, no payment will be made);
•	US$10 million on the first anniversary of commercial production at the Gramalote Project; and
•	US$10 million on the second anniversary of commercial production at the Gramalote Project.

Upon completion of the acquisition, we added 2.11 million ounces of Indicated Mineral Resources and 0.74 million ounces of Inferred Mineral Resources to our consolidated Mineral Resource inventory. In late 2023, we completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review are being used to determine the optimal parameters and assumptions for the preliminary economic assessment, which we expect will be completed by the end of the second quarter of 2024.

Developments Subsequent to December 31, 2023

On January 23, 2024, B2Gold completed a gold forward sale and prepay arrangement for $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of our expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). The gold forward sale and prepay arrangement was executed by existing Credit Facility participants (Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada).

DESCRIPTION OF THE BUSINESS

General

We are an international, responsible, senior gold producer based in Vancouver, British Columbia, with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to continue to maximize profitable production from our mines, grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects, evaluate new exploration, development and production opportunities, make accretive acquisitions, and continue to pay an industry leading dividend yield.

Principal Product

Our principal product is gold, with gold sales from production forming all our revenues. There is a global market into which we sell our gold and, as a result, we are not dependent on any one purchaser with respect to the sale of the gold produced.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance, accounting, risk management, safety and security, community relations and human resources. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields and have maintained a high retention rate of highly skilled employees. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies (including, as a senior gold producer, some of the largest mining companies in the world) and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire and develop gold properties in the future will depend not only on our ability to develop and operate our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mineral exploration, development and production business is subject to mineral and commodity price cycles. The marketability of minerals is also affected by worldwide economic cycles.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Bamako, Mali; Manila, Philippines; Windhoek, Namibia; Cambridge Bay, Nunavut, Canada; and Medellin, Colombia. As at December 31, 2023, we, including our subsidiaries, employ a total of 4,835 permanent employees and 1,315 fixed-term (temporary) employees for a total of 6,150 employees.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at the Otjikoto Mine has historically been negotiated annually, however, the current collective bargaining agreement is valid for a two-year term, which expires on February 28, 2026. In addition, our employees at the Fekola Mine are part of a union that governs the entire mining industry in Mali and the Fekola delegates have created an executive office, affiliated with the Section of Trade, Mines and Industry in Mali and the National Workers Union in Mali. Currently, all labour discussions are managed through union delegates that are elected during site-wide elections. Labour relations at each of our operations continue to be positive.

International Operations

Our principal operations and assets are located in Mali, Namibia, the Philippines, Canada and Colombia. In addition, as of the date of this AIF, we have an approximate 15% indirect ownership interest in Calibre’s assets in Nicaragua, the United States and Canada through our equity interest in Calibre. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of Indigenous and local peoples, regional and national instability and security, mine safety, corruption and sanctions. The effect of these factors cannot be accurately predicted. See “Risk Factors” below.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things: emissions into the air; discharges into water; management of waste and hazardous substances; protection of natural resources, cultural heritage and endangered species; and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental and health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate, as well as certain organizations that we are members of, require that we periodically perform environmental audits and impact studies at our mines. These studies could reveal presently unknown environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current estimated aggregate closure and reclamation cost at the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine is approximately $121 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in site conditions and the life of mine (“LoM”) plans. See “Environmental, Occupational Health and Safety, Social and Regulatory” below and the disclosure regarding environmental matters under the respective descriptions of our material properties for further details regarding environmental matters.

Environmental, Occupational Health and Safety, Social and Regulatory

Our Board has a Sustainability Committee that assists the Board in overseeing our health, safety, environmental, corporate social responsibility and security policies, programs, performance, and risk management, including cybersecurity risk. The Sustainability Committee, comprised of four independent directors, meets quarterly with management to review current and emerging issues, evaluate performance and risk management, and to evaluate and update policies and procedures.

HSE Management System Standards and Performance Standards

We have implemented an integrated set of Health, Safety and Environmental (“HSE”) Management System Standards (“Management System Standards”) and a set of stand-alone Performance Standards for operational health and safety (“OHS”) and environment and biodiversity (“Performance Standards”) that identify, define and prescribe the requirements for the development, implementation and administration of HSE activities at corporate and operational site locations. The Management System Standards and Performance Standards are based on compliance with in-country regulatory requirements and conditions, and are further supported by international standards in circumstances where national regulations are not sufficiently stringent (for example, the International Organization for Standardization (“ISO”) standards, and other international and industry best practices such as the Mining Association of Canada’s Towards Sustainable Mining guiding principles and protocols, International Council on Mining and Metals (the “ICMM”) mining principles, and the International Cyanide Management Code).

Consistent application of the Management System Standards and Performance Standards helps enable us to identify, mitigate and manage risk, and control health, safety and environmental impacts to our operations and the communities in which we operate. Management, supervisors and employees are held accountable for HSE performance and for effective implementation of the Management System Standards and Performance Standards at the site level. External third parties are engaged to conduct regularly scheduled verification audits of the Management System Standards and Performance Standards to ensure alignment and functionality.

We ensure our Management System Standards and Performance Standards are consistently, properly, and effectively implemented. We have implemented a multi-year audit schedule, and all our operating sites are audited regularly by independent experts. A HSE Management System Standards and OHS Performance Standards audit was conducted at Masbate in 2023 and is scheduled at Fekola and Otjikoto in 2024. The Goose Project will be audited under the same processes once the mine enters production. All operations previously underwent OHS Performance Standards audits in 2021 and 2022. Environmental and Biodiversity Performance Standards audits were conducted in 2022 and will be updated in 2024. In addition to the above audits, the Masbate Gold Project is required to be certified to ISO 14001 and has maintained this certification since 2016.

Environmental

We updated our Environmental and Biodiversity Policy in 2023 and comprehensively updated our Environmental and Biodiversity Performance Standards in early 2024 to incorporate recent developments and improvements in industry standards, as well as our growth. B2Gold’s Sustainability Strategic Plan (“Strategic Plan”) identifies key environmental and social aspects for prioritization in line with the Company’s environmental, social and governance (“ESG”) priorities and defines specific systems and performance objectives for our operations. Operations are required to develop and implement plans to ensure objectives from the Strategic Plan are identified, budgeted for, and achieved. The Strategic Plan strengthens our governance, reduces our risks and liabilities, and supports our overall goal of continuously improving performance. Environmental aspects within the Strategic Plan are climate risk, water, tailings and waste, biodiversity, and integrated closure planning.

Community

Our Social Responsibility and Human Rights Policy defines our commitment to facilitate a positive and sustainable legacy by understanding and managing the social and economic impacts and opportunities resulting from our presence. We are committed to open and respectful engagement with our stakeholders. We respect community rights, interests and culture, and where Indigenous Peoples are identified as potentially impacted by our operations, we work to obtain their free, prior and informed consent. We recognize human rights, as defined in the International Bill of Human Rights, and align our approach to human rights risk management with the United Nations Guiding Principles on Business and Human Rights (the “UNGPs”) and the Voluntary Principles on Security and Human Rights (the “VPSHR”).

We adopted a set of Social Performance Standards to provide minimum requirements for the social practices and performance of our operations. Our Social Performance Standards align with international best practices, including those of the International Finance Corporation (the “IFC”), the ICMM and the UNGPs. Our Social Performance Standards manage key issues including stakeholder engagement, grievance management, community investment, land acquisition and resettlement, local content, human rights, artisanal and small-scale mining (“ASM”), social closure, security and human rights, social baseline and impact assessment and management, and Indigenous Peoples and cultural heritage.

We conduct audits of our Social Performance Standards with independent experts. In 2021, we conducted third-party audits at our Fekola and Otjikoto Mines. We completed the audit at the Masbate Gold Project in 2022. With the support of external experts, we also conduct human rights assessments and security risk assessments in accordance with the VPSHR. These assessments, including recommendations to address salient human rights risks and impacts, are discussed and confirmed with our executives and reported to the Sustainability Committee. In 2021, we carried out a VPSHR risk assessment at the Fekola Mine and Masbate Gold Project and conducted a VPSHR risk assessment and a human rights impact assessment at our Gramalote Project. In 2024, the Company is planning VPSHR assessment updates at each of the Fekola Mine, Masbate Gold Project and Otjikoto Mine and a human rights risk assessment at the Goose Project.

Our Strategic Plan described above includes the following social aspects: stakeholder engagement; livelihood restoration; local content; community development and investment; and Indigenous Peoples and cultural heritage.

We have also implemented a Supplier Code of Conduct as part of our commitment to human rights and ongoing efforts to improve supplier management. It outlines our expectations that suppliers act in accordance with our corporate commitments in their management of health and safety, labour and human rights, the environment, business conduct and ethics, and socio-economic development.

Our Community Investment Standard, which aligns with the IFC Performance Standards and ICMM guidance on community development, defines how we focus on sustainable contributions to the communities where we operate. The following is a summary of our community development efforts in 2023:

•	Fekola Mine: Fekola implements its social investment activities under the framework of the Fekola Community Development Plan (the “CDP”). The CDP has a three-year cycle and projects are selected by community members and approved by a steering committee led by the Sub-prefect of Kéniéba. A CDP evaluation was conducted by an independent consultant in 2021 and informed development of a new CDP for 2022 to 2024. Projects focus on water and sanitation, education and health access, and livelihood restoration. In partnership with Global Affairs Canada, we are also supporting the FEMA Project (Femmes et Enfants des communautés Minières Artisanales), which aims to improve conditions for women and children living in ASM communities within the Fekola Mine’s area of influence. The FEMA Project is being implemented by Cowater International in association with Canadian non-governmental organisations (“NGOs”) Right to Play and IMPACT, and the Federation of Women in Mining of Mali.

•	Masbate Gold Project: Philippine regulations mandate that a social development expenditure equal to 1.5% of the previous year’s annual operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed separately by Filminera Resources Corporation (“Filminera”) and Philippine Gold Processing & Refining Corp. (“PGPRC”) in consultation with local stakeholders through an annual Social Development and Management Program (the “SDMP”). Projects are identified and implemented in coordination with multi-stakeholder committees and town councils, and support education, infrastructure, health services, and livelihood development. In 2023, Masbate conducted an extensive consultation process with our eight impacted communities to design the fourth iteration of the SDMP (for 2024-2028).

•	Otjikoto Mine: Namibia, through its Community Social Investment Strategy, targets health, education, culture, environment, and small business development as community investment initiatives. Investment is carried out not only within the Otjikoto Mine area of influence but also in Windhoek and other vulnerable localities in the country. In 2023, we supported programs in early childhood development, primary and secondary schools, vocational training and small-scale enterprise.

•	Goose Project: We began enhanced Back River Project Inuit Impact & Benefit Agreement (“IIBA”) implementation with the KIA throughout 2023 following the 2022 construction decision which triggered certain obligations contained in the IIBA. The Goose Project saw record Inuit employment in 2023 alongside the development of strategic partnerships to deliver Inuit employee support programming and youth training initiatives. We are currently developing a “Community Investment Plan” to be rolled out in 2024.

•	Gramalote Project: In Colombia, community investment initiatives targeted education, health, livelihoods, local suppliers, and arts and cultural activities in the San Roque District. This community investment was carried out with the participation of 35 civil society organizations. Activities included local supply/vendor programs linking 70 community enterprises, the formation of the regional Nus Symphonic Band, the creation of the Gramalote Farm to modernize and diversify the offering of regional products to market, the advancement of mining formalization with 28 small-scale mining production units, and participatory public policy planning with the community of San Roque to drive further socio-economic development.

•	Vancouver, Canada: As a Canadian company, we are also committed to supporting community initiatives at home through our More Than Mining Fund. The fund invests in programs to support people living with challenges associated with poverty, mental health, addiction, violence, and abuse. Our fund partners with local charity organizations that deliver complex social services to the most vulnerable and at-risk people. For 2023, the Company provided financial support of approximately C$1,000,000 to community organizations in Canada.

Diversity and Inclusion

We are dedicated to enhancing our equitable, diverse and inclusive (“EDI”) performance, guided by our EDI Workplaces Policy, as well as our Diversity Policy for Board and Management. The EDI Workplaces Policy promotes diversity through:

•	global and regional leadership that is active, committed and accountable;
•	strategies and plans to identify and remove barriers;
•	policies that are fair, call for equal access and treatment, and inform principled decision-making and behaviour;
•	training and development that support growth, provide career advancement opportunities and build talent pipelines;
•	engagement that stimulates dialogue, awareness, education and collaboration;
•	change by way of actionable measures that are informed by, and assessed through, metrics; and
•	grievance mechanisms with remedial action in cases of proven discrimination and harassment.

The Diversity Policy establishes a target of 30% female representation on the Board, which was achieved in January 2023, and 30% female representation in management-level positions. As articulated in these two policies, the Company is dedicated to equitable treatment of all persons, irrespective of gender, race, ethnicity, nationality, religion and sexual orientation, as well as reasonable and safe accommodation of people with disabilities. Employment decisions are based on the inherent nature of the job and not on personal characteristics or circumstances that are unrelated to the execution of work. The Executive team has overall responsibility for our EDI initiative and performance, and the regional leadership teams are responsible for developing and delivering on the annual EDI plans for each region.

We implemented a global three-year EDI Strategy for 2020 through 2022 to lay the foundational work for a sustainable approach to EDI at each of our operations. In 2023, our regional teams continued to deliver EDI actions, including review of policies and practices that support EDI and the continued collection of EDI data to increase transparency around hiring, promotions, and compensation.

Following our initial EDI survey completed in 2019 that provided baseline data for the three-year EDI plan, we conducted a refreshed survey in 2023 to understand where progress has been made and where opportunities for improvement continue to exist. Priority corporate EDI initiatives for 2024 include the continued implementation of a global mentorship program, cultural awareness training initiatives, and a refreshed organizational culture program.

We remain focused on increasing the number of women in management-level positions through recruitment, talent development, promotion and retention, continued development of practices that support EDI, the development of our global talent pipeline, training initiatives, and continued implementation of employment practices that attract and retain people from diverse backgrounds.

We report on our environmental, social and governance risk management and performance on an annual basis in our Responsible Mining Report that is published on our website at www.b2gold.com.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Proven Mineral Reserves Statement

Country	Mine or Project	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Canada	Goose Project	8,000	5.54	1,400	100	1,400
Total Proven Mineral Reserves				1,400		1,400

Probable Mineral Reserves Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Mine (including Fekola Open Pit, Cardinal Zone, and stockpiles)	48,000	1.63	2,510	80	2,010
	Fekola Regional	13,800	1.97	880	90	790
	Total Fekola Complex	61,800	1.70	3,390		2,800
Philippines	Masbate Gold Project	65,800	0.76	1,610	100	1,610
Namibia	Otjikoto Open Pit and Wolfshag Underground	3,400	2.07	220	90	200
Canada	Goose Project	10,700	6.29	2,200	100	2,200
Total Probable Mineral Reserves (includes stockpiles)				7,420		6,810

Notes:

1.	Mineral Reserves are reported at the point of delivery to the process plant, and have been classified using the CIM Standards. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
2.	Fekola Complex: The Mineral Reserves have an effective date of December 31, 2023 and have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101.
3.	Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest in the Fekola Mine (including the Fekola Open Pit, Cardinal Zone, and stockpiles); the remaining 20% interest in these areas is held by the State of Mali. B2Gold holds a 90% attributable interest in Fekola Regional (as defined below), and the remaining 10% interest in these areas is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest in Fekola Regional is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Mineral Reserves for the Fekola Open Pit are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 93%, selling costs of $135.20/oz including royalties, and revenue based taxes and mining funds, mining cost at surface elevation of $2.58/t mined, average processing cost of $15.96/t processed, and site general costs of $7.84/t processed. For Mineral Reserve reporting, the model with 2.5 x 5 x 2.5 m blocks (resource model) were regularized to 5 x 20 x 10 m blocks. For Indicated blocks, within the December 2022 conceptual resource pit, above a cut-off of 0.65 g/t Au, the large block regularized model compared to the regularized resource model is +0.3% on tonnage, -1.1% on grade and -0.8% on contained gold. No additional dilution or ore loss has been applied for final reserve reporting. Cost inputs for this Mineral Reserve estimate are based on the 2012 Mining Code.

4.	Mineral Reserves for the Cardinal Zone are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery ranges from 93–95% by rocktype, selling costs of US$135.20/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$2.01/t mined for saprolite to US$2.51 for fresh rock at surface elevation, processing costs ranging from US$10.11/t processed for saprolite to US$16.46/t processed for fresh rock, and site general costs of US$0.44/t processed. For Mineral Reserve reporting, a 0.5 x 0.5 x 0.5 m rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the September 2023 conceptual resource pit, at a cut-off of 0.65 g/t Au, the regularized model with edge dilution compared to the regularized model is +6.0% on tonnage, -8.8% on grade and -2.9% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2012 Mining Code.
5.	Mineral Reserves for the Anaconda Area are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 93–95% by rocktype, selling costs of US$248.80/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$1.93/t mined for saprolite to US$2.43 for fresh rock at surface elevation, processing costs ranging from US$13.61/t processed for saprolite to US$19.96/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$2.11/t processed. For Mineral Reserve reporting, a 1.0 x 1.0 x 0.5 m (X, Y, Z) rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the June 2023 conceptual resource pit, at cut-offs of 0.40 g/t Au for oxide ore material and 0.60 g/t Au for sulphide ore, the regularized model with edge dilution compared to the regularized (Resource) model is +2.9% on tonnage, -4.9% on grade and -2.2% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2023 Mining Code.
6.	Mineral Reserves for the Dandoko Area are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 76–94% by rocktype, selling costs of US$248.80/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$1.93/t mined for saprolite to US$2.43 for fresh rock at surface elevation, processing costs ranging from US$14.61/t processed for saprolite to US$20.96/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$1.06/t processed. For Mineral Reserve reporting, the sub-cell models were regularized to a block size of 5 x 10 x 3.3333 m for Seko 1, and 5 x 10 x 10 m for Seko 2 and Seko 3 to account for dilution expected during mining. For Indicated plus Inferred blocks, within the February 2023 conceptual pit, at a cut-off of 0.30 g/t Au, the regularized model compared to the sub-cell model is +1% on tonnage, -3% on grade and -2% on contained gold. At a cut-off of 0.65 g/t Au, the regularized model compared to the sub-cell model is +15% on tonnage, -13% on grade and -0.5% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2023 Mining Code.

7.	Masbate Gold Project: Mineral Reserves are reported on a 100% project and attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom Mineral Holdings Inc. (“Zoom”), a Philippine shareholder company. Please see “Material Properties – Masbate Gold Project” below for a further discussion of the foregoing. Masbate Mineral Reserves have an effective date of December 31, 2023 and have been prepared by Peter Montano, P.E., our Vice President, Projects and a Qualified Person under NI 43-101. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,600/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 60% to 86%), and average base operating cost estimates of US$1.46–US$2.23/t mined (mining), US$14.63/t processed (processing) and US$2.39-3.90/t processed (general and administrative).Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 2.6% increase in tonnes, a 6.6% reduction in grade, and a 4.1% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at an assay cut-off grade of 0.47 g/t Au.
8.	Otjikoto Mine: Otjikoto Mineral Reserves are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI Mining (Proprietary) Ltd. (“EVI”), a Namibian empowerment company. The Otjikoto Mine Mineral Reserves within the open pits and stockpiles have an effective date of December 31, 2023 and have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101. Mineral Reserves to be mined using open pit methods or in stockpiles are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 98%, selling costs of US$67.61/oz including royalties and levies, average mining cost of US$3.38/t mined, average processing cost of US$12.75/t processed, and site general costs of US$3.92/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.45 g/t Au cut-off grade there is a 2.4% decrease in tonnes, a 2.3% reduction in grade, and a 4.6% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 0.45 g/t Au. Mineral Reserves that will be mined by underground methods assume a modified transverse longhole stoping mining method, gold price of US$1,600/oz, metallurgical recovery of 98%, selling costs of US$67.61/oz including royalties and levies, average mining cost of US$109.91/t mined, average processing cost of US$12.75/t processed, general costs of US$3.92/t processed, 10% dilution, and 85% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 2.62 g/t Au.
9.	Goose Project: Mineral Reserves are reported on a 100% project and attributable basis. The Mineral Reserves have an effective date of December 31, 2023. The Qualified Person for the estimate is Maurice Mostert, F.AusIMM, a Qualified Person under NI 43-101. Mineral Reserves are based on a gold price of US$1,500/oz and an exchange rate of C$1.31:US$1.00. Open pit cut-off grades vary from 1.60g/t to 1.74g/t Au and underground cut-off grades vary from 3.5g/t to 4.1g/t Au. Cut-off and reported grades are diluted as per mining methods.
10.	Stockpiles: Mineral Reserves in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control (“GC”) methods. Stockpile cut-off grades vary by deposit, from 0.40 to 0.65 g/t Au.

Measured Mineral Resource Statement

Country	Mine or Project	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Canada	Goose Project	9,710	5.75	1,800	100	1,800
Total Measured Mineral Resources		9,710	5.75	1,800	100	1,800

Indicated Mineral Resource Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Open Pit	85,830	1.31	3,600	80	2,880
	Cardinal Zone	9,000	1.43	410	80	330
	Total Fekola Mine	94,820	1.32	4,020	80	3,210
	Anaconda Area	52,610	1.17	1,970	90	1,780
	Dandoko Area	7,950	1.55	400	90	360
	Total Fekola Regional	60,560	1.22	2,370	90	2,130
	Total Fekola Complex	155,390	1.28	6,390		5,350
Philippines	Masbate Gold Project	109,630	0.81	2,870	100	2,870
Namibia	Otjikoto Mine	40,970	0.74	980	90	880
Colombia	Gramalote Project	192,220	0.68	4,210	100	4,210
Canada	Goose Project	16,600	6.18	3,300	100	3,300
	George Project	7,140	5.34	1,230	100	1,230
	Total Back River Gold District	23,750	5.93	4,530	100	4,530
Total Indicated Mineral Resources (includes Stockpiles)		521,950	1.13	18,960		17,830

Inferred Mineral Resource Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Open Pit	6,000	0.97	190	80	150
	Cardinal Zone	11,700	1.43	540	80	430
	Total Fekola Mine	17,700	1.27	720	80	580
	Anaconda Area	44,930	1.36	1,970	90	1,770
	Dandoko Area	1,330	0.79	34	90	30
	Total Fekola Regional	46,260	1.35	2,000	90	1,800
	Total Fekola Complex	63,960	1.33	2,730		2,380
Philippines	Masbate Gold Project	18,340	0.89	530	100	530
Namibia	Otjikoto Mine	3,180	2.83	290	90	260
Colombia	Gramalote Project	85,370	0.54	1,480	100	1,480
Canada	Goose Project	8,430	6.64	1,800	100	1,800
	George Project	5,370	6.12	1,060	100	1,060
	Total Back River Gold District	13,790	6.44	2,860	100	2,860
Total Inferred Mineral Resources		184,640	1.33	7,880		7,500

Notes:

1.	Mineral Resources are reported in situ or in stockpiles and have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.	Fekola Open Pit: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93%, selling costs of US$155.26/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$2.20/t mined (mining), plus a sinking rate of US$0.035 per 10 m depth, US$0.22/t mined (general and administrative) and US$14.85/t processed (processing, and US$5.88/t processed (general and administrative). Mineral Resources are reported at a cut-off grade of 0.40 g/t Au. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.
4.	Cardinal Zone: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation Licence). Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93-95%, selling costs of US$155.83/oz including royalties, and revenue based taxes and mining funds, and operating cost estimates of US$1.50–US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10 m depth, US$0.11/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$0.50/t processed (haulage), and US$0.33/t processed (general and administrative). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.
5.	Anaconda Area: Mineral Resources for the Anaconda Area are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Anaconda Area Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the Anaconda Area Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93-95%, selling costs of US$287.18/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$1.50–US$2.00/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.16/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$4.00/t processed (haulage), US$1.27/t processed (general and administrative), and US$1.11/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.40 g/t Au for oxide and a cut-off grade of 0.50 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

6.	Dandoko Area: Mineral Resources are reported on a 100% project and a 90% attributable basis for the Dandoko Area; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 76-94%, selling costs of US$287.18/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$1.50–US$2.00/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.35/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$5.00/t processed (haulage), US$0.63/t processed (general and administrative), and US$1.11/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.40 g/t Au for oxide and a cut-off grade of 0.60 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.
7.	Masbate Gold Project: Mineral Resources are reported on a 100% project and attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see “Material Properties - Masbate Gold Project” below for a further discussion of the foregoing. Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the resource estimate is Michael Johnson, P.Geo., our Technical Services Manager. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resources are reported within a conceptual open pit based on a gold price of US$1,850/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 62–89%), and operating cost estimates of US$1.52–US$2.01/t mined (mining), US$14.63/t processed (processing) and US$2.39–US$3.90/t processed (general and administrative). Mineral Resources are reported at an average cut-off grade of 0.41 g/t Au.

8.	Otjikoto Mine: Mineral Resources are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company. Mineral Resources have an effective date of December 31, 2023. The Qualified Person for the resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 98%, selling costs of US$77.92/oz including royalties and levies, and operating cost estimates of US$3.17/t mined (mining), US$12.32/t processed (processing) and US$3.87/t processed (general and administrative). Mineral Resources that are amenable to open pit mining are reported at a cut-off grade of 0.27 g/t Au. Mineral Resources that are amenable to underground mining are reported at cut-off grades of 1.6, 2.40 or 3.45 g/t Au and a minimum thickness of 1.5 m.
9.	Goose Project: Mineral Resources are reported on a 100% project basis. Mineral Resources have an effective date of January 15, 2021 and remain current as of December 31, 2023. The Qualified Person for the resource estimate is Dinara Nussipakynova, P.Geo., of AMC Mining Consultants (Canada) Ltd. Mineral Resource estimates potentially amenable to open pit mining are reported within a conceptual open pit based on a gold price of US$1,550/oz, metallurgical recovery of 93-95%, selling costs of US$1.53/oz Au, 4.8% royalty, and operating cost estimates of US$3.05/t mined (mining), US$22.84-25.13/t processed (processing) and US$38.05/t processed (general and administrative). Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 1.4 g/t Au. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 3 g/t Au at the Goose Project and 3.5g/t Au at the George Project.

10.	Gramalote Project: Mineral Resources are reported on a 100% project basis. The Mineral Resource estimate has an effective date of December 31, 2023. The Qualified Person for the Mineral Resources estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resources assume an open pit mining method and are reported within a conceptual pit based on a gold price of US$1,850/oz, metallurgical recovery of 81.7–84% for oxide and 90.9– 97.6% for sulphide, selling costs of US$62.04/oz including royalties and levies, and operating cost estimates of US$2.36–US$2.61/t mined (average mining cost), US$5.39–US$5.47 for oxide, US$8.39–US$8.49/t for sulphide processed (processing) and US$2.10/t processed (general and administrative). Mineral Resources are reported at cut-off grades of 0.16 g/t Au for oxide and 0.19 g/t Au for sulphide.

11.	Stockpiles: Mineral Resources in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine GC.

MATERIAL PROPERTIES

Fekola Complex

Certain portions of the following information are derived from and based on the technical report entitled “Fekola Gold Complex, Mali, NI 43-101 Technical Report” that has an effective date of December 31, 2023, and was prepared by Andrew Brown, P.Geo., Peter Montano, P.E., John Rajala, P.E., and Ken Jones, P.E. (the “Fekola Report”), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Fekola Complex, please refer to the Fekola Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Fekola Report is provided by B2Gold.

“Fekola Complex” means: the Fekola Mine and Fekola Regional; “Fekola Mine” means the Médinandi Exploitation Licence (as defined below), which hosts the Fekola Open Pit and the Cardinal Zone; “Cardinal Zone” means the Cardinal and FMZ deposits; “Fekola Regional” means the Anaconda Area and Dandoko Area; “Anaconda Area” means the Bakolobi Permit, Menankoto Permit and Bantako Nord Permit areas; and “Dandoko Area” means the Dandoko Permit area.

Property Description, Location, and Access

The Fekola Complex is located in southwestern Mali on the border between Mali and Senegal, about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba. The Fekola Mine is accessible by road from Dakar or by road or air from Bamako. From Bamako to Kéniéba, it is approximately 480 km along the Millennium Highway, then 40 km on unsealed roads to the mine site. A dedicated haul road was constructed between the Anaconda Area and the Fekola Mine in 2023, and this is currently used as the primary access road. The Bantako Nord Permit is currently accessed using an existing unpaved road via the villages of Bréma and Menankoto. The Dandoko Area is accessible via road from Bamako via the RN24 road, which services the village of Dabia. The Dandoko Area will have a dedicated haul road constructed in advance of planned operations to connect to the Fekola Mine. Both the Anaconda Area and Dandoko Area haul roads will be used to facilitate the transportation of ore and other products between the Fekola Mine and the planned operations. The main access to the Fekola Mine is by air. We constructed a gravel airstrip adjacent to the mine and operate regularly scheduled flights from Bamako to the mine site.

Permit number 2014/0070 PM-RM (the “Médinandi Exploitation Licence”), which has an area of 75 km2 was granted on February 13, 2014, and is valid to February 13, 2044, a 30-year term, which is renewable by successive periods of 10 years until the exhaustion of the Mineral Reserves. The Médinandi Exploitation Licence hosts the Fekola Mine. The Médinandi Exploitation Licence was initially held in the name of Songhoi Resources SARL (“Songhoi”). In October 2014, we acquired a 90% interest in Songhoi through the acquisition of Papillon Resources Pty. Ltd. (“Papillon”), and in January 2015 we purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL.

Fekola S.A., our Malian exploitation company, was incorporated on March 17, 2016 and merged with Songhoi in December 2016 to become the holder of the Médinandi Exploitation Licence. As required under the 2012 Mining Code, we contributed a 10% free carried non-dilutable interest in Fekola S.A. to the State of Mali, and the State of Mali also had the option to purchase an additional 10% participating interest in Fekola S.A., which it exercised as described below. As a result, the State of Mali holds a 20% interest in Fekola S.A., and we hold the remaining 80% interest.

Subsequently, we entered into a mining convention with the State of Mali in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation, and taxation applicable to the Fekola Mine (as amended, the “Fekola Convention”). The Fekola Convention governs the procedural and economic parameters under which we operate the Fekola Mine. The Fekola Convention will expire when the Médinandi Exploitation Licence expires. The Mineral Reserves and Mineral Resources for Fekola Mine are prepared on the basis of the 2012 Mining Code and the stabilized fiscal regime included in the Fekola Convention.

In August 2017, we finalized certain additional agreements with the State of Mali including a shareholders agreement (the “Fekola Shareholders Agreement”), the share purchase agreement pursuant to which the State of Mali exercised its right to acquire its additional 10% ownership interest in Fekola S.A. (the “Share Purchase Agreement”) and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. In August 2017, the Fekola Shareholders Agreement and the Share Purchase Agreement were signed by the relevant Malian government ministers. In August 2018, the participation of the State of Mali in Fekola S.A. for a total of 20% was approved by the Malian Council of Ministers, through an ordinance and a decree of the Council of Ministers and signed by the President of Mali. In light of such approval, we transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali’s ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali’s interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us.

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity. Land has been designated for exclusive surface use by the Fekola Mine through the establishment of “No-Go Zones”. These areas are established by formal, regulatory decision according to Malian law. An initial “No-Go Zone” was established for the construction and operation of the Fekola Mine (the “Médinandi No-Go Zone”). The Médinandi No-Go Zone was expanded in 2021 to include land required for the mining of the Cardinal Zone. The No-Go Zone was expanded again in 2022 by decree number 22-012/PCK dated February 23, 2022 to include land for the second tailings storage facility (“TSF2”).

B2Gold holds four exploration permits that together with the Médinandi Exploitation Licence comprise the Fekola Complex. These five tenements cover a total area of 337 km2.

The Anaconda Area includes the Menankoto Permit, Bantako Nord Permit, and Bakolobi Permit. The Menankoto Permit is 52 km2 in area and is located approximately 13 km to the north of the Médinandi Exploitation Licence and a permit was granted to B2Gold Mali Resources on December 31, 2021. The first period of exploration will expire on December 30, 2024. The Bantako Nord Permit is 10 km2 in area and is located north of and immediately adjacent to the Menankoto Permit. The original prospecting authorization was granted to Dampan Ressources SARL on November 27, 2018 and was renewed and converted into an exploration permit at the time of renewal. The Bantako Nord Permit is valid for a three-year term with the current expiry date being November 26, 2024, and is renewable one additional time for a three-year term expiring on November 26, 2027. The Bakolobi Permit is 100 km2 in area and is immediately adjacent to the north and east of the Médinandi Exploitation Licence. The exploration permit was granted on May 14, 2021 to a third-party local Malian company and transferred to MaliCan Exploration SARL, a subsidiary company of B2Gold on April 14, 2022. The first period will expire on May 13, 2024.A renewal application for this permit is in progress and will be submitted with the Direction Nationale de la Géologie et des Mines (“DNGM”) in the near future.

The Dandoko Area consists of the Dandoko Permit, which is 100 km2 in area, is held in the name of Africa Mining SARL, and is located approximately 25 km due east of the Médinandi Exploitation Licence. The permit was granted on August 10, 2017, and renewed on December 16, 2020, for a period of three years, and is currently undergoing the renewal process for the third and final renewal period.

A new Mining Code was adopted by the Council of Ministers in September 2019, under Ordinance 2019-022/P-RM, and an implementing decree was issued in November 2020, which was superseded by the Law N°2023-040 of August 29, 2023 (the “2023 Mining Code”). The 2023 Mining Code does not apply to the Fekola Mine or the Médinandi Exploitation Licence, but will apply to new permits and renewal of existing permits in Fekola Regional. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the additional interest that may be acquired by the State has increased from 10% to 20%, and a further 5% interest must be available to be acquired by a local Malian stakeholder, raising the aggregate State and private Malian interests in new projects to a potential total ownership interest of 35%. The final fiscal terms of the 2023 Mining Code remain subject to change. Clarification of the final application of the 2023 Mining Code remains subject to ongoing negotiations with the State of Mali, followed by the issuance of a final implementation decree.

The State of Mali owns all surface rights in the Bakolobi Permit, Menankoto Permit and Bantako Nord Permit areas, and no surface rights have been registered to a private entity. A “No-Go Zone” was originally established on the Menankoto Permit on February 2020. This “No-Go Zone” was expanded in December 2023 to allow for the construction and operation of the Bantako Nord mine plan and Menankoto Sud mine infrastructure operations and activities. The expanded “No-Go Zone” includes land on the Bakolobi Permit. B2Gold has also applied for a “No-Go Zone” on the Bantako Nord Permit to commence mining activities in this area. A formal declaration is expected during the first quarter of 2024. Land in the Dandoko Area will be required to be designated for exclusive surface use by B2Gold for mining activities by formal, regulatory decision through the establishment of a “No-Go Zone”. B2Gold will proceed with the application for a “No-Go Zone” as mine planning advances. The “No-Go Zone” will avoid communities and larger artisanal small mining (“ASM”) areas to the extent practicable, to minimize impacts regarding access to land and resources.

Priority dividends are based on 10% of the Fekola Mine’s annual net income each year and are accounted for as an income tax. Priority dividend payments are due and payable in the second quarter following the year in which the obligation was generated. The State’s interest in the Fekola Mine also attracts ordinary dividends based on free cash flows for which the first distribution commenced in December 2020. Ordinary dividends are now expected to be declared at least annually and will be based on free cash flows generated from the Fekola Mine’s operations after funding its capital expenditures and working capital requirements. Ordinary dividends will be allocated 8/9ths to our account and 1/9th to the State of Mali based on the Company’s and the State’s respective ordinary shareholdings. Ordinary dividend distributions are subject to a 10% withholding tax.

A 1.65% NSR royalty on production from the Fekola Mine is payable to a local Malian company. There is a 2% NSR royalty attached to the Dandoko Permit.

The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified mining groups. Gold and other precious metals are currently levied at a 3% royalty rate. Value-added tax (“VAT”) is also payable in Mali. The Industrial and Commercial Profits tax or company tax is 30%.

Under the 2012 Mining Code, for exploitation licence holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%. Holders of an exploitation licence that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by their shareholders’ general assembly are liable for additional taxes. This consists of standard taxes and rights applying to operations and results relating to overproduction. In addition, a special tax on certain products (Impôt Spécial sur Certains Produits or “ISCP”), calculated on the basis of turnover exclusive of VAT, applies and is based on the specified mining group assignment. Under the Fekola Convention, the applicable ISCP rate is 3%. Fekola S.A. is also subject to a stamp duty of 0.6% of its revenue.

Clarification of the rate of the ad valorem tax, ISCP, and new revenue based mining funds, under the 2023 Mining Code is pending and remains subject to ongoing negotiations with the State of Mali, followed by the issuance of a final implementation decree.

History

A number of companies have completed exploration activities in the Fekola Complex area, including Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc, African Mining SARL, Compass Gold Corporation, Papillon, and Oklo.

The work programs included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground gravimetric and ground induced polarization (“IP”) geophysical surveys, airborne magnetic and electromagnetic surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air blast (“RAB”), aircore (“AC”), reverse circulation (“RC”) and core drilling, Mineral Resource and Mineral Reserve estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, construction of haul roads to the Fekola plant, and mining and technical studies. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Using assumptions and allowances in the 2004 Australasian JORC Code, Papillon completed a scoping-level study on the Fekola deposit in 2012, and a pre-feasibility study in 2013; both studies indicated positive project economics. We completed the Fekola feasibility study in 2015 (the “2015 Feasibility Study”), and subsequently commenced mine development activities.

Fekola Open Pit construction was successfully completed in late September 2017, and the mine achieved commercial production on November 30, 2017. The plant throughput was expanded from the 4 Mtpa envisaged in the 2015 Feasibility Study to a nameplate 5 Mtpa as constructed. In 2018, as a result of comminution studies, the throughput rate was expanded, with no plant modifications, to 5.5 Mtpa and the plant was confirmed to be able to process 6 Mtpa with no modifications to existing plant and equipment. The Expansion Study Preliminary Economic Assessment for the Fekola Mine completed in March 2019 indicated that a further plant expansion to 7.5 Mtpa would have positive economics. The plant expansion commenced in late 2019 and was commissioned several weeks ahead of schedule in September 2020.

There are known zones of artisanal mining activity within the Fekola Complex area.

Geological Setting, Mineralization, and Deposit Types

The Fekola Complex is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. The deposits are considered to be examples of orogenic-style gold deposits.

The Fekola deposit is hosted by a moderate to steeply west-dipping, folded sequence of marine meta-sediments of the Kofi group. The deposit has been metamorphosed to greenschist facies. Gold mineralization is preferentially hosted in very fine-grained, disseminated pyrite, within pervasively dolomitized sediments or diorite, and is focused within highly strained shear zones. Pyrite veinlets are also observed, locally folded within these same shear zones. The Fekola main mineralized shoot extends for over 3 km, along a north–northwesterly strike direction. The shallow portion of the mineralization extends towards the north to the area known as FNE, for a total near surface mineralized trend of over 8 km. The main Fekola shoot is 35–230 m wide, including high-grade (“HG”) shoots that range in width from 8–75 m. The main low-grade shoot is 80–500 m in height, and becomes deeper towards north, including a HG ore shoot that ranges from 80–200 m in height. The mineralization dips steeply to the west, and narrows to the north, where mineralization becomes more tightly constrained above the footwall phyllite contact. The widest and highest-grade portions of the Fekola mineralization are associated with a flexure in the dip angle. The mineralization has been tested on all directions, although it may remain open at depth with the formation of sub-parallel deeper shoots. The deepest mineralized interval intersected by drilling to date is 550 m below surface.

The Cardinal Zone is hosted by southwest-striking mudstones, siltstones, and diorite intrusions with bedding dipping 35–50° to the west. The host stratigraphy is intruded by late feldspar-porphyritic dykes. Mineralization is hosted in a series of west-dipping, brittle–ductile shear zones that are moderately to strongly discordant to lithology contacts. A halo of pervasive silicification locally accompanies veins in the mineralized portion of the shear zone. Gold is spatially associated with quartz–carbonate veins and is strongly associated with coarse grained pyrite (± pyrrhotite in mudstone host) in the wallrock to veins. Rare visible gold has been noted within the quartz–carbonate veins. The Cardinal Zone comprises two principal zones of mineralization: Cardinal and FMZ, the latter being a reference to the structure that has historically been referred to as Fadougou Main Zone. To date, drilling has defined mineralized structures over 3.8 km along strike, with the northern portion of the Cardinal Zone, passing within 500 m of the Fekola Open Pit. The horizontal footprint is up to 400 m wide, and mineralization has been intersected by drilling down to 360 m below surface. The Cardinal mineralization includes multiple 2–30 m wide anastomosing structures, collectively forming a 20–50 m wide zone.

The Anaconda Area is hosted by folded meta-sediments and mafic intrusions of the Kofi Series. The meta-sedimentary sequence is comprised of phyllite, sandstone, siltstone, local mass flow breccia and marls and is intruded by various diorite dykes and sills. Tectonic brecciation of lithologic units and pervasive albitization are common. Brecciation and albitization are concentrated within and along shear zones in the Anaconda Area, as the result of a protracted deformation history; the overlying regolith, including laterite (duricrust), saprolite and saprock, ranges in thickness from several metres, to locally over 100 m thick and conceals fresh rock across the entire Anaconda area. Mineralized zones within saprolite and saprock can locally be traced into bedrock. The Anaconda, Mamba, Boomslang and Cobra deposits have sulfide mineralization potential at depth. Gold mineralization is associated with pyrite, which can occur in zones of network replacement sulphide, and as discrete quartz–carbonate–pyrite and brecciated veins.

Anaconda is the westernmost of the deposits comprising the Anaconda Area. The mineralized footprint in the saprolite horizon extends for 6.5 km along strike and is up to 1 km wide in the central portion of the deposit, narrowing at both ends. The saprolite thickness varies from 2 m to >140 m, averaging 37 m vertical thickness. Mineralization has been identified down to >200m below surface within discontinuous lenses but is commonly restricted to a shallower 100–150 m depth. The mineralized low-grade lenses vary from 10–100 m wide, commonly exhibiting 50 m wide stacked horizons. The Mamba deposit is located approximately 1.2 km northeast of the Anaconda deposit and extends over 3.8 km along strike, including a northeasterly-trending splay. The Mamba Main mineralization footprint is about 400 m wide, not including the eastern and northeastern splays which are 300 m towards the east. The deposit includes multiple south-plunging, steep westerly dipping ore shoots that are 10–80 m wide, locally widening to as much as 100 m in the saprolite. The Cobra deposit is situated approximately 2.6 km southeast of Mamba. It has been defined over a south–southwesterly strike length of 5.4 km, and a width of about 250 m, including a western sub-parallel mineralized trend. The main strand of the Cobra deposit is a planar and continuous, sub-vertical to west dipping structure, 4–30 m wide, drilled down to a depth of 350 m below surface. Both oxide- and sulphide-related gold mineralization is present at Cobra, with mineralized saprolite extending to a depth of approximately 130 m below surface, with 45 m average vertical thickness. The Taipan deposit is located at the southernmost end of Cobra, on a north-northwest trending structure that may crosscut that which hosts the Cobra deposit. Taipan has been defined over a strike length of approximately 6.4 km, bending to a more north–south trend in the northern 2.3 km of the deposit’s known extent. Taipan has a horizontal footprint maximum of about 250 m, including the main structure, which is roughly tabular, dips to the west–southwest, and ranges from 5–35 m in width. It has been intersected by drilling to a depth of 220 m below surface.

The Dandoko Area is underlain by sedimentary and to a lesser extent, igneous rocks of the Kofi Series, though much less deformed and altered than those underlying the Fekola Mine and Anaconda Area. The Dandoko Area comprises three discrete mineralized structures, which host the Seko 1, 2, and 3 deposits. The Seko deposits are underlain by a turbidite succession and platform carbonate rocks. A post-mineral dolerite sill intrudes the sedimentary package, as does a granite intrusive body. Except for the dolerite sill, most rock types exhibit overprinting breccia textures. The breccias are interpreted to be a significant control on the distribution of gold mineralization in the bedrock and its weathered equivalents. The Seko deposits have an extensive and well-developed lateritic regolith profile, with weathering observed to over 200 m below surface in certain locations. Gold mineralization is both sulphide- and oxide-related and is localized in a moderately east-dipping zone at Seko 1 and in subvertical zones at Seko 2 and Seko 3. Each of the zones strikes to the northeast. The Seko 1 deposit is about 1.4 km long, and ranges in thickness from 15–35 m, averaging 25 m. Seko 1 has been drill-tested to about 350 m vertical depth. The overall mineralization strike length at the Seko 2 deposit is about 900 m, of which approximately 450 m of strike is well mineralized and forms the basis of the Mineral Resource estimate for this deposit. The mineralization thicknesses range from 40–80 m, averaging 60 m. Seko 2 has been drill-tested to about 320 m vertical depth. The overall mineralization strike length at the Seko 3 deposit is about 1.1 km, of which approximately 700 m of strike is well mineralized and forms the basis of the Mineral Resource estimate for this deposit. The mineralization thicknesses range from 20–40 m, averaging 30 m. Seko 3 has been drill-tested to about 260 m vertical depth.

Exploration

Exploration activities include: a light detection and ranging survey; regolith and geological mapping; geochemical soil, termite mound, rock chip and grab sampling; ground geophysical surveys (IP, gradient, resistivity, pole–dipole, gravimetric, mise-a-la-masse); airborne geophysical surveys (aeromagnetic, electromagnetic (“EM”)); and pitting and trenching.

Geochemical sampling was used as a first-pass tool to define areas of gold anomalism. Geophysical data have been used to develop the broad lithological and structural framework for the Fekola Complex.

Our current and planned exploration activities are discussed under the heading “Production, Development, and Exploration” below.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling).

Drilling includes auger, RAB, AC, RC, and core drilling methods. Drilling completed as at December 31, 2023 on the Fekola Complex includes 10,698 auger drill holes (117,172.40 m), 1,166 RAB drill holes (24,064 m), 7,893 AC drill holes (384,853 m), 5,181 RC drill holes (616,598 m), 535 drill holes pre-collared with RC collar and completed with a core tail (“RC–core”) (155,612 m), and 1,138 core drill holes (291,332). These totals include 114 water holes (15,031 m), 173 geotechnical holes (18,386 m) and 1,166 condemnation holes (63,009 m). Relevant RC grade control (“RC-GC”) drilling completed by the Fekola operations in the Fekola Mine includes 354 drill holes (34,007 m).

Drilling and assaying that supports the Mineral Resource estimate for the Fekola deposit was completed from February 8, 2008 to June 23, 2022. Within the immediate area of the Mineral Resource estimate, there are a total of 1,275 drill holes (285,533.98 m) including 307 core holes (104,589 m), 742 RC holes (98,019 m), 201 RC core holes (78,383 m), and 25 RC-GC drill holes (4,542 m).

Drilling and assaying that supports the Mineral Resource estimate for the Cardinal Zone was completed from January 24, 2007 to February 23, 2023. Within the immediate area of the Mineral Resource estimate, there are a total of 934 drill holes (131,275 m) including 153 core holes (40,857 m), 419 RC holes (50,530 m), 33 RC-core holes (10,423 m) and 329 RC-GC drill holes (29,465 m).

The Mineral Resource estimate drill hole database cut-off date for the Anaconda Area, and inclusive of drilling on the Bantako Nord Permit, Menankoto Permit, and Bakolobi Permit is May 10, 2023. Drilling and assaying that supports the Mineral Resource estimate includes 3,714 AC drill holes (156,625 m), 2,387 RC holes (287,770 m), 121 RC-core holes (29,589 m), and 447 core holes (105,950 m), for a total of 6,669 drill holes (579,933 m of drilling).

The Mineral Resource estimate drill hole database cut-off date for the Dandoko Area is January 27, 2023. Drilling and assaying that supports the Mineral Resource estimate includes 802 aircore drill holes (58,115 m), 352 RC holes (41,269 m), 102 RC pre-collared and completed with core holes (22,571 m), and 42 core holes (5,426 m), for a total of 1,298 drill holes (127,381 m of drilling).

Drill core is photographed, logged and recoveries are recorded. For RC and AC samples, moisture content and sample weight are recorded to ensure adherence to optimum drill recovery practices. Drill hole collar locations are surveyed using global positioning system (“GPS”) instruments. Down-hole surveys are performed at regular down-hole intervals using Reflex instrumentation. Most of the drill holes at the Fekola Mine are drilled at -50º to -55º to the east (N90 E) which intersects the main mineralized zone at a high angle. In general, true thicknesses are 70% to 80% of the sampled length. Anaconda Area drilling is mostly drilled at -60º (to the east) to -90º which intersects higher-grade mineralization at a high angle. In general, true thicknesses are 80–100% of the sampled length. Drilling in the Dandoko Area is generally oriented at -55º (to the west) to -270º, which intersects higher grade mineralization at a high angle. In general, true thicknesses are 90–100% of the sampled length. Additionally, a minor proportion of drilling was oriented at -55º (to the northwest) to 315 within Seko 1, combined with several reverse ‘scissor’ drill holes, oriented at -55º (to the west) to -270º aimed to improve the geological understanding of the Seko mineralization.

Current and planned drilling is summarized under the heading - “Production, Development, and Exploration” below.

Sampling, Analysis, and Data Verification

RC and AC samples are collected at 1 m intervals in plastic bags using a cyclone, and split using a cone or riffle splitter and a three-tier split. Core is typically sampled on 1 m intervals with breaks at lithological contacts and alteration boundaries. Following cutting with a diamond saw, core samples are organized into shipments. The primary laboratory takes possession of the samples at site and transports them to the laboratory for preparation and analysis.

The primary assay laboratories for exploration samples were the SGS laboratories in Kayes (“SGS Kayes”) and Bamako, Mali, (“SGS Bamako”) and the Fekola Mine laboratory. Samples from RC drilling completed by the Fekola Mine geology department are assayed at the Fekola Mine laboratory. SGS Kayes and SGS Bamako are independent of B2Gold. SGS advised that SGS Bamako is currently ISO17025 accredited for selected analytical techniques. The Fekola Mine laboratory is not independent and does not hold accreditations.

SGS Morila in southern Mali has been used as a secondary laboratory for Fekola Mine and Anaconda Area samples. Primary samples were sent there periodically, and SGS Morila has also occasionally been used for umpire (check) sampling. SGS Morila is independent of B2Gold. The SGS Kayes and SGS Morila laboratories operated a quality system that SGS considered to be in line with ISO17025 requirements.

Bureau Veritas in Abidjan, Ivory Coast (“Bureau Veritas Abidjan”) has been used as an umpire laboratory for SGS Bamako analyses and SGS Bamako has been used as an umpire laboratory for Bureau Veritas Abidjan and Fekola Mine laboratory analyses. The check laboratory for the Dandoko Permit was Bureau Veritas Abidjan. Bureau Veritas is accredited by the under ISO/IEC17025 for selected analytical techniques and is independent of B2Gold.

The general sample preparation and analytical process is similar for all laboratories. Samples are dried, crushed to 75% passing 2 millimetres (“mm”), and pulverized to 85% passing 75 micrometers (“µm”). Gold analysis consists of a 50 g fire assay with an atomic absorption spectrometer (“AAS”) finish. Overlimit gold assays were re-analyzed using a gravimetric finish.

Density determinations are performed by site personnel on dried whole core samples, using the water displacement method.

Quality assurance and quality control (“QA/QC”) measures include regular insertion of certified reference materials or standards, field duplicate, and blank materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision, and sample sequencing. Data imported into the project database is subject to validation, which includes checks on surveys, collar coordinates, lithology data and assay data. The checks are appropriate and consistent with industry norms.

Sample security measures include moving AC, RC, and core samples from the drill site to the sample yard at the end of each drill shift and tracking sample shipments using industry-standard procedures. We are of the opinion that the core storage is secure because the sample yards are remote, access is strictly controlled, and a Company representative has always been present in the camps.

No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work in support of Fekola plant design was completed as part of the 2015 Feasibility Study primarily by SGS Canada in Lakefield, Ontario (“SGS Lakefield”), with support from Jenike & Johanson, Metso, SGS Beckley, Dawson Metallurgical Laboratory, Process Research Ortech, and FLSmidth. Tests on material from Fekola Regional were completed at SGS Lakefield.

Test work on the Fekola deposit included mineralogy, comminution, gravity concentration, grind/recovery, preg-robbing assessment, whole ore leach optimisation, whole ore cyanidation of variability samples at optimized leach conditions, bulk cyanidation, cyanide destruction, oxygen uptake, carbon modelling, slurry rheology, thickening and flocculation, and materials handling. Tests on mineralization from Fekola Regional focused on the amenability of the mineralization to treatment through the Fekola plant using current Fekola conditions.

Based on analysis of results from the 2015 Feasibility Study, the following conclusions can be drawn from the metallurgical and comminution test work programs on the Fekola Mine mineralization:

●	The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a semi-autogenous grind (“SAG”) mill and ball mill grinding circuit with pebble crushing (“SABC”).

●	Fekola ore is predominantly free milling, not preg robbing and is amenable to gold extraction by conventional cyanidation.

●	A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit was included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.

●	The optimum leaching conditions identified are 24-hour cyanidation with 350 parts per million (“ppm”) sodium cyanide (“NaCN”), initial lead nitrate addition of 100 g/t, pH 10.3–10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.

●	The ore typically yields good recoveries (87% to 97%). Test work results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 µm. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 µm is considered to be the economic optimum for the Fekola Mine.

●	Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/carbon-in-pulp (“CIP”) circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.

●	The cyanidation tailings responded well to cyanide destruction treatment using the SO2/air process.

In 2018, similar test work to that conducted for the 2015 Feasibility Study was completed on selected Fekola North Extension drill core samples at SGS Lakefield. Fekola North Extension test work showed the existing Fekola comminution and leaching circuits are suitable for the Fekola North Extension area mineralization. Based on the metallurgical test work, at a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%. After predicting the gold residue grade for a gold head grade of 2.50 g/t Au, the estimated gold extraction is 93.6% for the Fekola North Extension material.

In 2020, three master composites and five variability samples from the Cardinal deposit were submitted to SGS Lakefield for metallurgical testing confirming the samples were amenable to the Fekola plant operating conditions. The average gold extraction under these conditions was approximately 93%. The average cyanide and lime consumptions were 0.50 kg/t NaCN and 0.89 kg/t calcium oxide. The results were in line with previous test work and plant results.

The amenability of mineralization in the Fekola Deeps area to the Fekola whole ore cyanidation flowsheet was tested during 2022. The results from the tests showed that an average gold extraction of approximately 91% was achievable.

SGS Lakefield performed leach optimization and recovery test work on mineralization from the Anaconda Area. These tests indicate an average gold recovery of 95.3% can be achieved using conventional leach/CIP technology. SO2/air cyanide destruction was also evaluated in the Anaconda metallurgical test program. In August 2018, three composite samples from the Anaconda Area, totaling about 450 kilograms (“kg”) each, were collected from RC sample splitter rejects for agglomeration testing at McClelland Laboratories, Nevada, USA (“McClelland”). The test work at McClelland showed that very high cement additions, in the range of 15–20 kg per tonne (“kg/t”), were required for optimum agglomeration in two of the three samples. Agglomerated column testing on a master composite prepared from the original three composites produced a gold recovery of 92.2% after a 62-day leach/rinse cycle. Results of additional testing on the Anaconda saprolite composite samples at SGS Lakefield in 2019 indicated gold recoveries of approximately 90% to 96% were achievable using conventional carbon-in-leach (“CIL”) processing and a 12-hour residence time. Overall, an average 94% recovery is forecast from the saprolite material, and an average 93% recovery from the lateritic material.

Early-stage 24-hour bottle roll cyanidation tests were performed by Bureau Veritas Abidjan, on behalf of Oklo, on samples from Seko 1, 2 and 3 in 2018. Gold recoveries averaged 98.2% in oxide mineralization. Initial gravity separation, bond abrasion and mill work indices, leach kinetics, basic grind size variability, and initial flotation test work was completed by ALS Metallurgy in Perth, Australia, on three composite samples collected from Seko 2 in 2020. Cyanide leach gold recoveries were approximately 94% for oxide. Ball mill work indices from the 2020 preliminary test program ranged from 10.2–16.0 kilowatt hours per tonne, which is comparable to other gold operations in the region. Abrasion indices were moderate. Preliminary low total and organic carbon results indicated that preg-robbing should not be an issue in the oxide zone mineralisation. We completed a drill program to provide samples for a metallurgical test work program in late 2022. Test work was completed at SGS Lakefield, and included comminution, and head grades, mineralogy, whole ore cyanidation, carbon adsorption, lateritic material testing, oxygen uptake, and rheology tests. The comminution tests showed the material tested to be in the soft to very soft range. Fresh samples were characterized as medium with respect to resistance to impact breakage and abrasion index testing. Gold extractions for the saprolite samples that contained no sulphur ranged from ~88% to ~97% and averaged ~94%. Sulphide samples were found to return lower gold extractions. An average 94% recovery in the saprolite material, and an average 76% recovery in the fresh material is forecast for the Seko deposit material.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

(a)	Mineral Resources

(i)	Fekola Open Pit

The Mineral Resource estimate for the Fekola Open Pit was built using structural, pyrite, mineralization domains, regolith, and lithological interpretations. Assays were capped by mineralization domain with capping levels ranging from 1.5–30 g/t Au. Capping was applied prior to compositing to 2 m lengths. Average density by mineralization domain, overburden type, and weathering domain were used for tonnage estimates.

Ordinary kriged (“OK”) and nearest neighbor (“NN”) grades were estimated into parent-sized blocks, with Mineral Resources reported from the OK estimate. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model, swath plots to check for local bias, and reconciliation to GC models.

Indicated Mineral Resource classification is supported by an approximate drill spacing of 55 x 55 m and Inferred Mineral Resource classification is supported by an approximate drill spacing of 100 x 100 m. Stockpiles are classified as Indicated Mineral Resources.

Mineral Resources are confined within pit shells that used a gold price of US$1,850/oz. Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for the Fekola mine.

(ii)	Cardinal Zone

Mineralization, weathering and ASM models were built as 3D solids or surfaces for the Cardinal/FMZ mineral resource model. Assays were capped by mineralization domain, or groups of domains with capping levels ranging from 1.5–20 g/t Au. Some domains were not capped. Capping was applied prior to compositing to 2 m lengths. OK, inverse distance weighting to the third power (“ID3”) and NN grades were estimated into parent-sized blocks, with Mineral Resources reported from the OK estimate. Density was assigned to the block model based on averages by mineralization domain and regolith.

Nominal targeted drill hole spacing for classification of Indicated Mineral Resources is 40 x 40 m, and 80 x 80 m for Inferred Mineral Resources.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites, swath plots by domain and comparison to change of support distributions.

Mineral Resources are confined within pit shells that used a gold price of US$1,850/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, laterite and saprock, and 0.40 g/t Au for sulphide.

(iii)	Anaconda Area

The Mineral Resource estimate is based on mineralization and weathering domains modeled in three-dimensions with mineralization domains used to control estimation of gold grades. Laterite, saprolite and saprock were modeled using logged weathering and lithology codes. Mineralization within the weathered profile is interpreted as an extension to underlying sulphide mineralization. The main controls on sulphide mineralization are west-dipping shear zones and attendant lithological and alteration products.

Assays were capped by grade shell, with capping values ranging from 1–29 g/t Au. Capping was applied prior to compositing to 2 m intervals. Gold grades were estimated into parent blocks with OK, inverse distance weighting to the second power (“ID2”) and NN methods using 2 m capped composites. Mineral Resources are reported from the OK estimates for Adder–Anaconda, Mamba and Boomslang. For Cascabel, Viper, Cobra and Taipan the ID2 estimates were used. Density was assigned to the block model based on weathering domain.

Confidence classifications for Indicated Mineral Resources within saprolite and saprock material required a nominal 40 x 40 m drill spacing with an added criterion requiring an RC or diamond drill hole within 80 x 80 m to provide higher confidence in defining regolith boundaries. Inferred Mineral Resources were classified if the drill spacing was 80 x 80 m in sulphide material.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composite distributions and swath plots by domain.

Mineral Resources are confined within pit shells that used a gold price of US$1,850/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, 0.40 g/t Au for saprock and laterite and 0.50 g/t Au for sulphide.

(iv)	Dandoko Area

The Mineral Resource estimate is based on mineralization and weathering domains modeled in three-dimensions with mineralization domains used to control estimation of gold grades. Laterite, upper and lower saprolites and saprock were modeled using logged weathering and lithology codes. Mineralization within the weathered profile is interpreted as an extension to underlying sulphide mineralization. Shallow dipping non-mineralized dolerite sills (dikes) were modelled as cross-cutting mineralization.

Assays were capped by mineralization domain, with caps ranging from 2.5–60 g/t Au, then composited to 2 m intervals. Grades were estimated into the block models using ID2 with searches dynamically controlled along main mineralization zone directions. Density was assigned to the block model based on averages by weathering domain.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites and swath plots by domain.

Nominal targeted drill hole spacing for classification of Indicated Mineral Resources is 20 x 40 m, and 80 x 80 m for Inferred Mineral Resources.

Mineral Resources are confined within pit shells that used a gold price of US$1,850/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, 0.4 g/t Au for laterite and saprock, and 0.6 g/t Au for sulphide.

(v)	Mineral Resource Statements

Mineral Resource estimates for the Fekola Complex are reported from our Mineral Resource models within economically constrained pit shells. The Mineral Resource estimates for the Fekola Open Pit and Cardinal Zone account for mining depletion as at December 31, 2023 and have an effective date of December 31, 2023. The Mineral Resource estimates for Fekola Regional have an effective date of December 31, 2023.

Fekola Complex Indicated Mineral Resources Statement

Mine or Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	70,390	1.42	3,220	80	2,570
Fekola Stockpile	15,440	0.78	380	80	310
Cardinal Zone	9,000	1.43	410	80	330
Total Fekola Mine	94,820	1.32	4,020	80	3,210
Anaconda Area	52,610	1.17	1,970	90	1,780
Dandoko Area	7,950	1.55	400	90	360
Total Fekola Regional	60,560	1.22	2,370	90	2,130
Total Indicated Mineral Resources	155,390	1.28	6,390		5,350

Fekola Complex Inferred Mineral Resources Statement

Mine or Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	6,000	0.97	190	80	150
Cardinal Zone	11,700	1.43	540	80	430
Total Fekola Mine	17,700	1.27	720	80	580
Anaconda Area	44,930	1.36	1,970	90	1,770
Dandoko Area	1,330	0.79	34	90	30
Total Fekola Regional	46,260	1.35	2,000	90	1,800
Total Inferred Mineral Resources	63,960	1.33	2,730		2,380

Notes:

1.	Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.	Mineral Resources for the Fekola Mine are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. Mineral Resources for Fekola Regional are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by the State of Mali. With respect to Fekola Regional, under the 2023 Mining Code, the State’s interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder.

4.	The Qualified Person for the resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.

5.	The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects.
6.	The Mineral Resource estimates for the Fekola Mine account for mining depletion as at December 31, 2023 and have an effective date of December 31, 2023. The Mineral Resource estimates for Fekola Regional have an effective date of December 31, 2023.
7.	The Mineral Resource estimates for the Fekola Complex assume an open pit mining method.
8.	For the Fekola Open Pit, Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93%, selling costs of US$155.26/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$2.20/t mined (mining), plus a sinking rate of US$0.035m per 10 m depth, US$0.22/t mined (general and administrative) and US$14.85/t processed (processing, and US$5.88/t processed (general and administrative). Mineral Resources are reported at a cut-off grade of 0.40 g/t Au. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

9.	For the Cardinal Zone, Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93-95%, selling costs of US$155.83/oz including royalties, and revenue based taxes and mining funds, and operating cost estimates of US$1.50–US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10m depth, US$0.11/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$0.50/t processed (haulage), and US$0.33/t processed (general and administrative). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide material and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

10.	For the Anaconda Area, Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 93-95%, selling costs of US$287.18/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$1.50–US$2.00/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.16/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$4.00/t processed (haulage), US$1.27/t processed (general and administrative), and US$1.11/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30-0.40 g/t Au for oxide material and a cut-off grade of 0.50 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

11.	For the Dandoko Area, Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$1,850/oz, metallurgical recovery of 76-94%, selling costs of US$287.18/oz including royalties, and revenue based taxes and mining funds, and operating costs of US$1.50–US$2.00/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.35/t mined (general and administrative), US$8.50–US$14.85/t processed (processing), US$5.00/t processed (haulage), US$0.63/t processed (general and administrative), and US$1.11/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.40 g/t Au for oxide material and a cut-off grade of 0.60 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

12.	Mineral Resources in stockpiled material are reported in the totals for the Fekola Mine, and were prepared by mine site personnel at the operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine GC.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

(b)	Mineral Reserves

Indicated Mineral Resources at the Fekola Open Pit were converted to Probable Mineral Reserves based on the August 2022 resource model, Indicated Mineral Resources at the Cardinal Zone were converted to Probable Mineral Reserves based on the October 2023 resource model, Indicated Mineral Resources from the Anaconda Area were converted to Probable Mineral Reserves based on the March 2023 resource models, and Indicated Mineral Resources from the Dandoko Area were converted to Probable Mineral Reserves based on the February 2023 resource model. All conversions included consideration of Modifying Factors.

The mining cost estimates include GC drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The mining cost estimates were derived from the initial mining equipment productivity and cost estimates, then adjusted based on actual Fekola Mine operating costs and longer-term cost data for similar B2Gold projects.

The ultimate pit and internal phase designs are based on the optimum shells and are constrained by geotechnical parameters, minimum mining widths, and other operational parameters at all mining areas in the Fekola Complex. Mineral Reserves include stockpiled ore as accounted for by mine staff and are based on GC estimations and surveyed stockpile volumes.

The Mineral Reserve estimates for Fekola Complex account for mining depletion as at December 31, 2023, and costs based on historical actuals achieved at the Fekola Open Pit, adjusted based on future operating expectations. The Mineral Reserve estimate has an effective date of December 31, 2023 and was modified from the Indicated Mineral Resources estimate. No Proven Mineral Reserves have been reported.

Fekola Complex Probable Mineral Reserves Statement

Region	Mine or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Mine	Fekola Open Pit	33,600	1.82	1,960	80	1,570
	Cardinal Zone	5,300	1.63	280	80	220
	Stockpiles	9,100	0.93	270	80	220
	Sub-Total	48,000	1.63	2,510		2,010
Fekola Regional	Anaconda Area	11,600	1.73	650	90	580
	Dandoko Area	2,200	3.22	230	90	210
	Sub-Total	13,800	1.97	880	90	790
Fekola Complex	Total Probable Mineral Reserves	61,800	1.70	3,390		2,800

Notes:

1.	Mineral Reserves have been classified using the CIM Standards, and are reported at the point of delivery to the process plant.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	The Mineral Reserves have an effective date of December 31, 2023 and have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101.
4.	Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest in the Fekola Open Pit, Cardinal Zone and Stockpiles; the remaining 20% interest in these areas is held by the State of Mali. B2Gold holds a 90% attributable interest in Fekola Regional, and the remaining 10% interest in these areas is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest in Fekola Regional is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder.
5.	Mineral Reserves for the Fekola Open Pit are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 93%, selling costs of $135.20/oz including royalties, and revenue based taxes and mining funds, mining cost at surface elevation of $2.58/t mined, average processing cost of $15.96/t processed, and site general costs of $7.84/t processed. For Mineral Reserve reporting, the model with 2.5 x 5 x 2.5 m blocks (resource model) were regularized to 5 x 20 x 10 m blocks. For Indicated blocks, within the December 2022 conceptual resource pit, above a cut-off of 0.65 g/t Au, the large block regularized model compared to the regularized resource model is +0.3% on tonnage, -1.1% on grade and -0.8% on contained gold. No additional dilution or ore loss has been applied for final reserve reporting. Cost inputs for this Mineral Reserve estimate are based on the 2012 Mining Code.

6.	Mineral Reserves for the Cardinal Zone are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery ranges from 93–95% by rocktype, selling costs of US$135.20/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$2.01/t mined for saprolite to US$2.51 for fresh rock at surface elevation, processing costs ranging from US$10.11/t processed for saprolite to US$16.46/t processed for fresh rock, and site general costs of US$0.44/t processed. For Mineral Reserve reporting, a 0.5 x 0.5 x 0.5 m rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the September 2023 conceptual resource pit, at a cut-off of 0.65 g/t Au, the regularized model with edge dilution compared to the regularized model is +6.0% on tonnage, -8.8% on grade and -2.9% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2012 Mining Code.
7.	Mineral Reserves for the Anaconda Area are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 93–95% by rocktype, selling costs of US$248.80/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$1.93/t mined for saprolite to US$2.43 for fresh rock at surface elevation, processing costs ranging from US$13.61/t processed for saprolite to US$19.96/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$2.11/t processed. For Mineral Reserve reporting, a 1.0 x 1.0 x 0.5 m (X, Y, Z) rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the June 2023 conceptual resource pit, at cut-offs of 0.40 g/t Au for oxide material and 0.60 g/t Au for sulphide, the regularized model with edge dilution compared to the regularized (Resource) model is +2.9% on tonnage, -4.9% on grade and -2.2% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2023 Mining Code
8.	Mineral Reserves for the Dandoko Area are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 76–94% by rocktype, selling costs of US$248.80/oz including royalties, and revenue based taxes and mining funds, mining costs ranging from US$1.93/t mined for saprolite to US$2.43 for fresh rock at surface elevation, processing costs ranging from US$14.61/t processed for saprolite to US$20.96/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$1.06/t processed. For Mineral Reserve reporting, the sub-cell models were regularized to a block size of 5 x 10 x 3.3333 m for Seko 1, and 5 x 10 x 10 m for Seko 2 and Seko 3 to account for dilution expected during mining. For Indicated plus Inferred blocks, within the February 2023 conceptual pit, at a cut-off of 0.30 g/t Au, the regularized model compared to the sub-cell model is +1% on tonnage, -3% on grade and -2% on contained gold. At a cut-off of 0.65 g/t Au, the regularized model compared to the sub-cell model is +15% on tonnage, -13% on grade and -0.5% on contained gold. Cost inputs for this Mineral Reserve estimate are based on the 2023 Mining Code.
9.	Mineral Reserves from the Fekola Open Pit, Cardinal Zone, and stockpiles are reported above a cut-off grade of 0.65 g/t Au. Mineral Reserves from Fekola Regional are reported above a cut-off grade of 0.65 g/t Au for sulphide ore, and above a cut-off of 0.50 g/t Au for oxide ore.

Factors that may affect the Mineral Reserve estimates include: changes to the gold price assumptions; changes in application or interpretation of the 2012 Mining Code and 2023 Mining Code; changes to pit slope and geotechnical assumptions; unforeseen dilution; changes to hydrogeological and pit dewatering assumptions; changes to inputs to capital and operating cost estimates; changes to operating cost assumptions used in the constraining pit shell; changes to pit designs from those currently envisaged; stockpiling assumptions as to the amount and grade of stockpile material required to maintain operations during the wet season; assumptions used when evaluating the potential economics of Phase 8 of the Fekola Open Pit; changes in planned mining method to include underground mining; and changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

Mining Operations

The Fekola Open Pit is a conventional open pit owner-operated mine and plant. Higher-grade material is sent to the plant and lower-grade material is stockpiled to be processed later in the mine life. The Mineral Reserve based project plan assumes six years of mining and seven years of processing, including 2024. The Fekola Mine ultimate pit is planned for development in a sequence of nine pit phases. The ultimate pit will be approximately 2.7 km long, 1.0 km wide and 400 m deep, with an overall strip ratio (waste to ore) of 9 to 1. Overall pit slopes vary by geotechnical domain, between 22–34º in saprolite and transition zones near surface, and between 41–47º in fresh rock.

The Cardinal Zone is a conventional open pit operation located within 500 m of the Fekola Open Pit. Cardinal operations are underway and will continue for another four years (including 2024) to provide an ore supplement to the Fekola mill. Operating and design practices at the Cardinal Zone are similar to the Fekola Open Pit. The Cardinal Zone as defined is approximately 3.5 km along strike, and 600m wide. It consists of seven individual pits of varying size with the largest reaching a depth of 120m. Overall pit slopes vary by geotechnical domain, between 31–34º in saprolite and transition zones near surface, and 47º in fresh rock.

Production from the Anaconda Area, consisting of the Mamba and Anaconda deposits, will be from a conventional open pit operation located approximately 20 km north of the Fekola mill. The Anaconda Area will have four pits, one at Anaconda with three phases, and three at Mamba, one of which also has three phases. Between Mamba and Anaconda, pit widths vary from 140–450 m. The deepest phase of Anaconda reaches 105 m, and the deepest phase of Mamba reaches 160 m. Overall pit slopes vary by geotechnical domain, between 27–38º in saprolite and transition zones near surface, and up to 51º in fresh rock. The Anaconda Area will provide a supplementary ore source for the Fekola process plant beginning in 2025. The Anaconda Area is expected produce on average 100,000 gold ounces from 2025–2030, with a peak of 160,000 – 180,000 gold ounces planned in 2026 and 2027. The feed will be a combination of oxide and sulphide ore. Oxide ore makes up approximately 55% of the ounces in the Anaconda production plan.

Production from the Dandoko Area will be from a conventional open pit operation located approximately 31 km east of the Fekola mill. Mining at the Dandoko Area will consist of three individual pits. Pit widths will vary from 110–430 m. The deepest pit will reach 140 m. Overall pit slopes vary by geotechnical domain, between 27–38º in saprolite and transition zones near surface, and up to 51º in fresh rock. The Dandoko Area will also provide a supplementary ore source for the Fekola Plant over the period 2027–2029. The Dandoko Area is expected to produce on average 70,000 gold ounces, with a peak of 100,000 gold ounces planned in 2029. The feed will be a combination of oxide and sulphide ore. Oxide ounces make up approximately 75% of the ounces in the Dandoko production plan.

The base case Fekola Complex production schedule consists of the combined Fekola Open Pit, Cardinal Zone, Anaconda Area and Dandoko Area, mining up to a combined capacity of 111 Mtpa, tapering down as the deferred shipping of the last pit stages is completed. HG, medium-grade and low-grade (“LG”) ore from the pits will be blended throughout the mine life, with high- and medium-grade ore being prioritized to increase produced ounces and project value. The processed grade over the last years of the mine life is lower than the mined grade due to blending with the LG stockpiles. Our base case mine life estimate is based on the current Fekola Complex Mineral Reserves.

Mining operations are scheduled to work 365 days a year with reduced productivity during the rainy season, although it is assumed that mining operations will take place under wet conditions with borehole and in-pit de-watering programs in place. The equipment fleet is conventional for the industry (60 t, 90 t, and 180 t capacity rigid haul trucks and 120 t, 150 t, 180 t, and 400 t class excavators) and provides relative flexibility throughout the Fekola Complex. Ore is transported from open pits to the run-of-mine (“ROM”) pad for direct tipping or stockpiling from the Fekola Mine. Ore is rehandled in mining trucks from the Cardinal Zone to the ROM. The Anaconda and Dandoko Areas will share a dedicated surface haulage fleet to deliver ore to the ROM. The haulage distance one way is 22 km from the Anaconda Area to the Fekola plant and 31 km from the Dandoko Area to the Fekola plant.

There are four waste rock storage facilities (“WRSF”) at the Fekola Open Pit: two located to the west and east of the Fekola Open Pit; and two located to the north and northwest of the Fekola Open Pit, north of the existing TSF. Construction of TSF2 is underway. Suitable mine waste is used for future raises planned at TSF2. The Cardinal Zone has a single WRSF to the west of the Cardinal pits. The Anaconda Area will have two WRSFs, one to the west of the Mamba deposit and one to the west of the Anaconda deposit. The Dandoko Area will have one WRSF located centrally, and to the north of the Seko 2 pit. Location considerations for WRSFs and the TSFs were based on minimising haulage costs, sustainability impacts, surface water drainage, and area availability. An overall slope angle of 18° was used in the design of all WRSF faces, with 30 m berms located at 20 m vertical intervals for the Fekola WRSFs, and 15m berms on 10m vertical intervals for all other WRSFs in the Fekola Complex.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under “Fekola Mine – Mineral Processing and Metallurgical Testing” above.

The optimum leaching conditions identified were 24-hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3–10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids (weight by weight). The addition of lead nitrate and dissolved oxygen levels of 15 ppm was found to be beneficial in leach kinetics and overall recovery.

The mill uses a conventional flowsheet, consisting of: single-stage primary crushing; a SABC grinding circuit; leach feed thickening with thickener overflow treated through a carbon in column circuit; leaching followed by CIP adsorption; elution and gold recovery to doré; and cyanide destruction, tailings thickening and disposal circuits. The primary gyratory crusher and SABC grinding circuit include a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream flows by gravity to three linear trash screens operating in parallel ahead of a leach thickener. NaCN and lead nitrate are added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional NaCN along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit is used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air reduces the weak acid dissociable cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream is thickened to recover water before being pumped to the TSF. Key consumables include reagents, water, and air services.

The LoM plans are based on a nominal plant throughput rate of 7.5 Mtpa, which can support a planned throughput rate of 9.0 Mtpa, including saprolite processing, and up to 9.2 Mtpa with detailed planning and optimization. For 2023, mill throughput capacity was 9.41 Mtpa.

No market studies are currently relevant as the Fekola Mine is operating and producing a readily saleable commodity in the form of doré. Doré produced is exported to Rand Refining in South Africa.

Infrastructure, Permitting, and Compliance Activities

Infrastructure constructed on site includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pit, ore stockpiles and WRSFs. Additional infrastructure required to support proposed operations at Fekola Regional includes: open pits; ore stockpiles; WRSFs; primary access, ancillary and mine roads; mine offices and changerooms; dining halls and kitchens; first-aid clinics; workshops, wash bay/tire areas, truck shops, warehouses, fuel bays; diesel storage; batch plant; landfill facilities; haul roads to the Fekola process plant; mine site sediment control ponds; topsoil stockpiles; and explosives magazines.

Power supply to the site is from a combination HFO and diesel-fueled power station that is located adjacent to the process plant. The power station has a total installed power capacity of 64 MW, sufficient to handle the plant expansion which has an estimated power demand of approximately 40 MW. In July 2021, the Fekola Solar Plant reached full production capacity. The Fekola Solar Plant reduced processing costs by 10% in 2022. In January 2023, B2Gold announced an expansion of the Fekola Solar Plant by an additional 22 MW, with construction commencing in the third quarter of 2023, and the expanded plant expected to be in operation by the fourth quarter of 2024.

The TSF is located to the north of the process plant and pit, and adjacent to the eastern WRSF. As designed, the TSF will store a total of 58–62 million tonnes (“Mt”) of tailings, depending on final achievable tailings densities. The final stage 4 raise has been completed, and construction of TSF2 with initial capacity of 55 Mt and ultimate capacity of up to 125 Mt commenced in the fourth quarter of 2022 and will remain under construction for all of 2024. In addition to the Mineral Reserves, the mine plan may require additional storage if non-Reserve stockpile materials are processed in the future. Such non-Reserve stockpiles, currently classified as Indicated Mineral Resources but not converted to Mineral Reserves, may be fed to the process plant if supported by gold price and costs at the time of processing. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Fekola Open Pit footprint is in an existing natural drainage course, with an upstream catchment of 9 km2, which is diverted around the pit. Water for the Fekola Mine is sourced from pit groundwater, surface water (direct precipitation and rainfall runoff) storage, dedicated bore holes for potable water use at both the process plant and the accommodation camp, and water pumps at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bore holes and surface water (direct precipitation and run-off) storage.

An Environmental and Social Impact Assessment (“ESIA”) was completed for the Fekola Mine in 2013 and approved by the Ministry of Environment and Sanitation on April 29, 2013 (the “2013 ESIA”). As part of the 2013 ESIA update, a detailed assessment of potential environmental and social impacts from the development of the Fekola Mine was conducted. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors or the receiving environment. Subsequent to the completion of the 2015 Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, to reflect improvements and modifications to the Fekola Mine design and to align the assessment with international standards (the “2015 ESIA Update”). The 2015 ESIA Update was submitted to regulators in early 2019 and approval of the 2015 ESIA Update was received in November 2019. The 2015 ESIA Update now serves as the documentation of record for the Fekola Mine.

An update to the Malian Feasibility Study and a subsequent related Rehabilitation and Mine Closure Plan were submitted to the DNGM in early 2022. The updated Malian Feasibility Study reflected the up to date mine plans and mineral reserves (including the Cardinal Zone) for the Fekola Mine. The Rehabilitation and Mine Closure Plan was approved on October 18, 2022. A formal acknowledgement letter of the updated Malian Feasibility Study was received from the DNGM on November 25, 2022.

In 2022, the Fekola Mine submitted an Environmental and Social Notice to develop an underground ramp to facilitate exploration drilling. The approval of the Environmental and Social Notice was received from the Direction Nationale de l'Assainissement du Contrôle des Pollutions et des Nuisances (“DNACPN”) on November 7, 2022. We currently have all required approvals and permits to operate the Fekola Mine.

In 2023, the Fekola Mine submitted an ESIA to develop a new TSF, which is scheduled to be completed in 2025. The ESIA approval was received from DNACPN on April 24, 2023. We currently have all required approvals and permits to construct the new TSF.

Closure and reclamation costs for the Fekola Mine are estimated and updated annually. Closure and reclamation costs as at the end of 2023 were estimated at US$58.1 million for the Fekola Mine. We have entered into an escrow agreement with the Malian Government pursuant to which an escrow account is being funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine. Under the terms of the agreement, the funds will be released from escrow from time to time for Fekola Mine rehabilitation and closure purposes, in accordance with the Fekola Convention and the mine closure plan.

Closure costs for the Anaconda Area are estimated at US$10.5 million, and at US$4.5 million for the Dandoko Area.

Baseline environmental studies covering the Bantako Nord Permit and Menankoto Permit area commenced in 2016 and 2017. Baseline studies included: aquatic ecology and biodiversity; terrestrial ecology and biodiversity, including additional specialist study regarding priority and threatened species; water resources, hydrology and hydrogeology; land and water resource use; soils and geomorphology; air quality, noise and vibration; archaeology and cultural heritage; and socio-economic baseline (including governance, population and demography, livelihoods, health and well-being, education, housing, infrastructure, vulnerable groups and development planning).

An ESIA was completed for Bantako Nord Permit and submitted to the DNACPN in March 2023 (the “2023 ESIA”). Following the evaluation of the ESIA by DNACPN, the Environmental Permit (Decision No. 2023-0023) was secured. The potential environmental and social impacts of the Bantako development and operations were thoroughly evaluated by the 2023 ESIA. The significant cumulative impact on the tenement from human activities, specifically artisanal mining and agricultural activities was noted in the study. The Bantako gold project was expected to add to these impacts, particularly in aspects such as biodiversity, water quality of the Falémé River, land availability, and socio-economic development. The effective implementation and regular updating of the management plans will ensure that environmental impacts attributable to the Fekola Complex are minimised and potential environmental and social benefits are maximised. In 2022, an Environmental and Social Notice was submitted to develop the supporting mining infrastructure on the Menankoto Permit, including HME workshop, warehouse, tire bay, fuel storage, offices, water treatment plant, sewage treatment plant, landfill. The approval of the Environmental and Social Notice was received from the DNACPN on August 25, 2022.

Baseline socioeconomic and environmental studies covering the Dandoko Area have been conducted from 2021. Baseline studies included fauna and flora, aquatic biodiversity, wetlands and soils, air quality, noise, surface water, groundwater, geochemistry, and cultural heritage, as well as socio-economic baseline including economic activity, education and skills, household income and expenditure, land use and residence status, social services and infrastructure, natural resource use, vulnerable groups, social networks, and community needs.

In 2023, an ESIA was initiated to progress the Dandoko Area permitting process. As part of this undertaking, an update to the 2021 baseline condition was completed in June 2023. Impact assessment reports that evaluate the pre-project conditions, project-related emissions, and cumulative exposure at the selective sensitive receptors are currently being reviewed.

Stakeholder consultation across the Fekola Complex licences and nearby communities has encompassed socio-economic data collection activities and included meetings with administrative and regional authorities, village meetings, village chief interviews, demographic census, household surveys, and focus groups. Stakeholder engagement was also carried out with artisanal miners to understand the extent and dynamics of ASM.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience, feasibility study results, and LoM projections. The table below presents the 2024 budgeted costs and estimated costs for the LoM, excluding 2024.

Capital Cost Estimate

Area	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Site general and infrastructure	42.4	59.9
Mining and processing	50.9	149.1
Land purchase and TSF related	45.3	32.6
Closure and rehabilitation	0.5	72.6
Total	139.0	314.2

Notes:

1.	Totals may not sum due to rounding.
2.	The projected LoM for the Fekola Complex is approximately six years of mining and seven years of processing, including 2024.
3.	A blended rate for ad valorem tax, ISCP, and new revenue-based mining funds, as applicable, set out in the 2012 Mining Code and the 2023 Mining Code is assumed.

Capital cost estimates include mining fleet replacement, major rebuilds, TSF construction, and development of infrastructure for mining of Fekola Regional. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2024 and estimated LoM operating costs, excluding 2024, are provided in the table below.

Operating Cost Forecast

Area	Units	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Mining	US$/t mined	2.55	2.98
Processing	US$/t processed	14.85	15.15
Site general	US$/t processed	8.42	12.10

Notes:

1.	The projected LoM for the Fekola Complex is approximately six years of mining and seven years of processing, including 2024.
2.	LoM mining costs include open pit mining at the Fekola Complex.
3.	A blended rate for ad valorem tax, ISCP, and new revenue-based mining funds, as applicable, set out in the 2012 Mining Code and the 2023 Mining Code is assumed.

Operating costs include all mining, processing and general and administration costs including deferred shipping.

The cost estimates are based on our current budget and LoM plans for the Fekola Mine, using the assumptions listed above. Costs in subsequent years may vary significantly from the 2024 budget and LoM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to our current operations and/or production plans. Our current LoM plan is based on existing Mineral Reserves. We conduct ongoing exploration and analysis at our operating mines to improve project value, which may change the capital and operating costs in the future.

Production, Development, and Exploration

In 2023, the Fekola Complex produced 590,243 ounces of gold, within its guidance range of between 580,000 and 610,000 ounces. The Fekola Mine has produced 3.39 million ounces of gold since mining started in September 2017.

Mill throughput for 2023 was 9.41 Mt at an average gold grade of 2.13 g/t Au with an average gold recovery of 92.3%, as compared to mill throughput in 2022 of 9.38 Mt at an average grade of 2.14 g/t Au, with an average recovery of 92.9%. Throughout 2023, Fekola’s processing facilities continued to significantly outperform (following the successful completion of the Fekola mill expansion in September 2020) resulting in record annual throughput of 9.41 Mt for 2023. The higher than budgeted mill throughput for 2023 was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Fekola’s annualized throughput rate is expected to average approximately 9.0 Mtpa (over the long-term), based on an ore blend including fresh rock and oxide material (saprolite).

Based on the updated Fekola Complex Mineral Reserve estimate and detailed LoM planning, we have demonstrated that Fekola Regional is expected to supplement production at the Fekola Mine, producing up to 600,000 ounces of gold from the Anaconda Area and 200,000 ounces of gold from the Dandoko Area over the remaining life of the project. Once mining ramps up, Fekola Regional is expected to provide oxide feed to reach the Fekola plant limit of 15% oxide material in the total throughput, or approximately 1.5 Mtpa. The first gold production from the Anaconda Area is scheduled for the first quarter of 2025, and production from the Dandoko Area is scheduled for the third quarter of 2027, pending successful receipt of exploitation permits.

In 2024, gold production from the Fekola Complex is anticipated to decrease relative to 2023, predominantly due to lower production as a result of the delay in converting the Bantako Nord Permit to an exploitation licence, delaying the 80,000 to 100,000 gold ounces that were scheduled in the LoM plan to be trucked to the Fekola mill and produced in 2024. Gold production from the Anaconda Area is now assumed to start at the beginning of 2025.

At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal open pits. Receipt of an exploitation licence for Fekola Regional remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from either the Anaconda or Dandoko Areas in 2024. The 2023 Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola Convention entered into under the 2012 Mining Code. The clarification of the final application of the 2023 Mining Code, including the impact on the licences related to Fekola Regional, remains subject to ongoing negotiations with the State of Mali, followed by the issuance of a final implementation decree.

Fekola is expected to process 9.4 Mt during 2024 at an average grade of 1.77 g/t gold with a process gold recovery of 90.9%. Gold production is expected to be evenly weighted between the first half of 2024 and the second half of 2024. The Fekola mill production guidance is between 470,000 and 500,000 gold ounces.

In 2025, the Company expects a significant increase in gold production at the Fekola Complex as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits, and a full year contribution of higher-grade ore from the Anaconda Area.

The expected increase in Fekola’s all-in sustaining costs for 2024 relative to 2023 predominantly reflects the expected decrease in production at Fekola in 2024 due to the delay in receiving an exploitation licence for the Bantako Nord component of the Anaconda Area, delaying the 80,000 to 100,000 ounces that were scheduled in the LoM plan to be trucked to the Fekola mill and processed in 2024, and higher sustaining capital expenditures. Capital expenditures in 2024 at the Fekola Complex are expected to total approximately $309 million, of which approximately $202 million is classified as sustaining capital expenditures and $107 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include $80 million for deferred stripping, $45 million for construction of TSF2, $39 million for new and replacement mining equipment, including capitalized rebuilds; and $19 million for the expansion of the Fekola Solar Plant. Growth capital expenditures are anticipated to include $64 million for underground mine development, and $43 million for mine development and infrastructure in the Anaconda Area. The capital expenditures noted in this paragraph do not match the capital cost estimate stated in the Capital Cost Estimate table above because our budget estimates include capital allocated to the non-reserve project Fekola Underground, and growth capital for Anaconda has largely been captured within the LOM operating costs stated in the Operating Costs Forecast table above.

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional HG, sulphide mineralization across the Fekola Complex to potentially supplement feed to the Fekola mill. A total of 20,000 m of core and RC drilling is planned for Mali in 2024. Underground development to provide exploration access below and north of the Fekola Open Pit is in progress and will continue through early 2025.

In addition to the LoM estimates for the Fekola Complex described above, there remains additional opportunities to improve the production profile and lower the all-in sustaining costs. These opportunities include, but are not limited to:

•	Conversion of some or all of the Indicated Mineral Resources (that have not been converted to Mineral Reserves) to Mineral Reserves, with appropriate supporting studies. Due to oxide throughput constraints at the Fekola mill that limit oxide feed to 15% of total ore feed, not all oxide material mined above cut-off is included in the LoM plan;

•	Upgrade of some or all of the Inferred Mineral Resources to higher-confidence categories through additional drilling and supporting studies, such that some or all of this material could support Mineral Reserve estimation. Specifically, certain resources in Fekola Regional contain an economic grade profile but haven’t been drilled to a spacing that would support an upgrade from Inferred Mineral Resources to Mineral Reserves. Historically, Inferred Mineral Resources have been converted to Indicated Mineral Resources at a rate of approximately 70%; and

•	Potential for underground operations under the Fekola Open Pit, which could contribute up to an additional 90,000 to 110,000 ounces of gold production in 2026 specifically (subject to the exploration drilling results, technical studies, and receipt of all necessary permits) and add to the production profile throughout the existing mine life. Development of an underground ramp and exploration drilling are underway, and mining studies are planned in support of estimation of Mineral Resources for evaluation of potential future underground operations.

Success in the above initiatives has the potential to result in an improved and extended production profile of the Fekola Complex from 2025 onwards, with lower associated all-in sustaining costs.

Masbate Gold Project

Certain portions of the following information are derived from and based on the technical report entitled “Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations” that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo., Kevin Pemberton, P.E., John Rajala, P.E. and Ken Jones, P.E. (the “Masbate Report”) and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Masbate Gold Project, please refer to the Masbate Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Masbate Report is provided by B2Gold.

Property Description, Location, and Access

The Masbate Gold Project is located on Masbate Island in the Republic of the Philippines. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The mine site can be accessed by a commercial airline service, which flies daily to Masbate City, after which it is a 70 km drive on a partially sealed road to the mine site. The mine is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

We hold our interest in the Masbate Gold Project through indirectly owned subsidiaries. We have a 40% interest in Filminera and a 100% interest in PGPRC. The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom, which is owned by a Philippine shareholder company. Filminera owns the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations on the Masbate Gold Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine laws.

Filminera currently holds twenty-nine patented claims, three mineral production sharing agreements (each an “MPSA”), including the MPSA acquired from Vicar Mining Corporation (“VMC”), and one Exploration Permit (“EP”). Collectively, these patented claims and MPSAs cover an area of about 6,098 ha. Most of the Mineral Resources and Mineral Reserves are within the patented mineral claims that have perpetual rights with no expiry date. On February 17, 2022, Filminera secured from the Secretary of the Philippine Department of Environment and Natural Resources (the “DENR”) the renewal of MPSA 95-97-V for another 25 years (until November 20, 2047). That MPSA covers portions of the Main Vein Pit and a substantial portion of the Blue Quartz vein system.

B2Gold holds a 40% interest in VMC. Under the MPSA assigned to Filminera, VMC is entitled to a royalty from gold production. VMC has one EP application with an area of approximately 919 ha.

Filminera also has pending applications for three MPSAs and three EPs. The grant of these MPSA and EP applications may be subject to delays in the administration of the Philippine permitting process.

Filminera holds the surface rights to all current open pits, WRSFs and stockpiles, the Masbate Gold Project process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

There is no royalty payable to the Philippines government on the Masbate Gold Project; however, a 4% excise tax on gross gold and silver sales is payable on a quarterly basis to the Philippine government under the MPSA regulatory framework. A further 1.5%of operating costs is a required expenditure for the social development of host communities. Additionally, on January 1, 2018, an excise tax on petroleum purchases came into effect, which charges excise tax on diesel fuel and bunker fuel. See “Risk Factors” below for a discussion regarding recent and potential tax amendments in the Philippines.

Filminera owns the Pajo property located within the MPSA assigned by VMC to Filminera that covers an area of approximately 786 ha and expires in 2030. Filminera has the right, at its expense, to explore and, if warranted, develop, and operate any mine in the Pajo property. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

History

Exploration and mining operations in the Masbate area were undertaken by Atlas Consolidated Mining and Development Corporation (“Atlas”) prior to the acquisition of the project by Filminera. Filminera and PGPRC then completed the feasibility study and construction of the Masbate Gold Project. In 1997, Filminera became the mining operator for the Masbate Gold Project while PGPRC became the process plant operator. Philippines Gold Limited, formerly Philippine Gold PLC, (“PGL”) owns 40% of Filminera and 100% of PGPRC. PGL was then controlled by Thistle Mining Inc. and subsequently by CGA Mining Limited (“CGA”) before it was acquired by B2Gold.

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical test work, environmental studies, and mining and technical studies.

Early mining activity was halted by the advent of World War II. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 million ounces of gold. CGA recommenced mining from open pit sources in 2009, and open pit mining is ongoing.

Artisanal miners have also been active in the Masbate Gold Project area; however, production from these sources is unknown.

Geological Setting, Mineralization, and Deposit Types

Masbate is considered to be an example of a low sulphidation epithermal gold deposit. The gold deposits that are currently being mined at Masbate are centred on a 5–7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted northwest-trending fault zones. The mineralized system being mined in the open pit operations has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 400 m depth.

The principal host rock to the gold mineralisation is a fractured andesitic–dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins and associated altered and quartz-stockwork wall rocks and breccias. Gold is typically hosted in grey to white crystalline to chalcedonic quartz and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. HG veins are generally narrow (<1 m) but some may reach 20 m in width; sheeted stockwork zones can be up to 75 m in width.

Exploration

Exploration activities completed by Filminera have included: geological mapping; pit mapping; and stream sediment, rock chip, grab, channel, trench, and soil auger sampling. The mapping programs identified alteration zones, fault traces, and quartz veins and quartz breccia zones. Geochemical sampling is used as a first-pass tool to define areas of gold anomalism and has identified several prospects considered to warrant follow-up exploration activity. Geophysical data have been used to develop the broad lithological and structural framework for the project area. In many examples of known mineralization, magnetic lows are located along the margins of magnetic highs interpreted as unaltered rocks of andesitic composition.

Our current and planned exploration activities are discussed under the heading “Production, Development, and Exploration” below.

Drilling

The exploration drill hole database, as at December 31, 2023, contains 4,269 core and RC drill holes totalling 541,023 m. Drilling completed in 2023 consisted of 33 core holes (7,773 m).

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC GC drill holes. The Masbate Mineral Resource was updated in late 2023. The exploration drill hole database cut-off date for the 2023 Mineral Resource estimate was August 15, 2023, and the GC database cut-off was May 16, 2023. Data used for the 2023 update include a total of 3,710 core and RC drill holes (488,950 m) and 1015 trenches (24,684 m) from the exploration database and 124,001 drill holes (2,516,709 m) from the GC RC drilling database.

All core to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g., gouge, mylonite, breccia, or vein). Core recoveries are recorded.

Methods used to survey drill hole collar locations have included theodolite, total station, and GPS instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis.

Current and planned drilling is summarized under the heading “Production, Development, and Exploration” below.

Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1–1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core, and GC drilling. Core is cut in half using a rock saw. RC and GC samples are riffle split and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm.

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas, Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Gold assay methods have included AAS and fire assays, and these methods are still in use. All the 2023 primary assays were performed by SGS Masbate with Bureau Veritas, Vancouver used for umpire assays.

In total, the exploration department has collected density measurements using a range of techniques, including water immersion, waxed-sample water immersion, direct measurement of whole core and direct measurement of half core.

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard reference and duplicate materials. Current insertion rates are approximately one standard, one duplicate, and one blank for each 39 samples submitted.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are considered to be appropriate, and consistent with industry norms.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

A reasonable level of verification has been completed during the work conducted to date, and no material issues were identified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Mineral Processing and Metallurgical Testing

Metallurgical test work was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006, respectively. These studies supported that the Masbate ores were amenable to conventional cyanidation processes.

At our request, SGS Minerals Services, which is independent from B2Gold, undertook a metallurgical variability test program from 2013–2015 to examine the response of samples from a number of mineralized zones to cyanide leaching using the CIL process. Additional test work was conducted to sufficiently characterize ores to be processed through the plant for the LoM. The metallurgical test work completed to date is based on samples that adequately represent the variability of the proposed mine plan.

Average LoM gold recoveries are based on a metallurgical model generated from metallurgical test work, gold grade, material type, and other parameters. Recovery forecasts within the Mineral Reserve pits range from 64% to 89%. Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

(a)	Mineral Resources

Mineralization domains including vein and halo (stockwork), voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces were modeled as 3D solids or surfaces as appropriate and applied to the block model.

Grade capping, ranging from 1–80 g/t Au was applied by domain prior to compositing to 3 m intervals.

Average densities based on measurements done at site were applied to the block for in situ zones by oxidation state. Assumed densities were applied to historically mined-out workings, eluvial/alluvial deposits, and modern and historic dumps.

Estimation is completed for five types of domains: vein; halo (stockwork); surficial (eluvial/alluvial); dump; and mined-out/void/backfilled stopes. For each domain type, estimation is completed using OK with inverse ID2 and NN interpolation methods used for model checking. For the halo domains, an indicator kriged (“IK”) estimate, consisting of a single indicator at 0.35 g/t Au, is used for reporting.

Block model grades were validated by visual comparison to composite grades, swath plots to check for local bias and global domain checks comparing NN estimates at a zero-gold cut-off grade, comparison to change-of-support distributions and reconciliation to GC models. Overall, the block grade estimates reasonably match the input data.

For vein-coded blocks, Indicated Mineral Resources are supported by an approximate drill spacing of 40–50 m and Inferred Mineral Resources are supported by an approximate drill spacing of 80–100 m. For stockwork/halo zones, the Indicated drill hole spacing is approximately 35 x 35 m, and for Inferred it is approximately 80 x 80 m. All stockpiles are classified as Indicated, and surficial deposits (eluvial/alluvial) are assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of US$1,850 per ounce and reported above an average gold cut-off grade of 0.41 g/t Au.

The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as at December 31, 2023. The Mineral Resource estimate has an effective date of December 31, 2023.

Masbate Indicated Mineral Resources Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	14,090	0.84	380
South	58,270	0.95	1,770
Stockpiles	37,270	0.60	710
Total Indicated Mineral Resources	109,630	0.81	2,870

Masbate Inferred Mineral Resources Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	5,480	0.82	150
South	12,860	0.92	380
Total Inferred Mineral Resources	18,340	0.89	530

Notes:

1.	Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see heading “- Property Description, Location, and Access” above for a further discussion of the foregoing.
4.	The Qualified Person for the resource estimate is Michael Johnson, P.Geo., our Technical Services Manager.
5.	The Qualified Person for the stockpile estimate is Peter Montano, our Vice President, Projects.
6.	The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as at December 31, 2023. The Mineral Resource estimate has an effective date of December 31, 2023.
7.	Mineral Resource estimates assume an open pit mining method.
8.	Mineral Resources are reported within a conceptual open pit based on a gold price of US$1,850/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 62–89%), and operating cost estimates of US$1.52–US$2.01/t mined (mining), US$14.63/t processed (processing) and US$2.39–US$3.90/t processed (general and administrative).
9.	Mineral Resources are reported at an average cut-off grade of 0.41 g/t Au.
10.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

(b)	Mineral Reserves

An economic analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes “recoverable” grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using commercially-available optimization software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations, mining, processing, general and administrative, and sustaining capital costs. Only blocks classified as Indicated Mineral Resources were included in the pit optimizations. The economic parameters used for open pit optimization were used to create cut-off grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from GC. Mineral Reserves are contained within five main open pits with the Main Vein pit being the largest.

The Mineral Reserve estimate for the Masbate Gold Project accounts for mining depletion as at December 31, 2023 and costs based on the LoM plan and 2024 budget. The Mineral Reserve estimate has an effective date of December 31, 2023. Mineral Reserve estimates for the Masbate Gold Project have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Masbate Probable Mineral Reserves Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	4,910	0.80	130
South	23,620	1.01	770
Stockpiles	37,270	0.60	710
Total Probable Mineral Reserves	65,800	0.76	1,610

Notes:

1.	Mineral Reserves have been classified using the CIM Standards, and are reported at the point of delivery to the process plant.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.	Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see heading “- Property Description, Location, and Access” above for a further discussion of the foregoing.
4.	The Qualified Person for the reserve estimate is Peter Montano, our Vice President, Projects, and a Qualified Person under NI 43-101.
5.	Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,600/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 60% to 86%), and average base operating cost estimates of US$1.46–US$2.23/t mined (mining), US$14.63/t processed (processing) and US$2.39-3.90/t processed (general and administrative).
6.	Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 2.6% increase in tonnes, a 6.6% reduction in grade, and a 4.1% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at an assay cut-off grade of 0.47 g/t Au.
7.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting, and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Mining Operations

The mine is a conventional open pit operation. Based on the current LoM, mining activities are expected to end in 2027 while Mineral Reserve stockpile processing is expected to continue into 2033. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained. The open pit mining sequence involves: GC drilling; drill and blast operations; and excavation and hauling of materials to the process plant ROM pad, temporary LG ore stockpiles, or WRSF. Mining operations are conducted under an owner-operator model, and activities are scheduled on a 24-hour, seven days per week basis. Our mine life estimate is based on current Mineral Reserves, with the addition of non-Reserve mining from planned larger pits if supported by mining costs and gold prices at the time. These larger pits contain approximately 280,000 ounces of Indicated Mineral Resources and 80,000 ounces of Inferred Mineral Resources that have not been converted to Mineral Reserves. Mineral Resources in LG stockpiles may be processed at the end of mine life, or when higher grade tonnage is not available, depending on current costs and gold prices. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare “base case” wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr, and Associates.

Hydrogeological assessments have been performed for the Main Vein and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

An average of 33 Mtpa of ore and waste will be mined from seven different open pits and phases. Production in 2023 was mostly from the Main Vein pit and ore stockpiles. The primary ore sources in 2024 will be from the Main Vein pit and the Blue Quartz pit.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading “- Mineral Processing and Metallurgical Testing” above.

The process plant is a conventional CIP type facility consisting of: primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, carbon adsorption; elution, electrowinning, and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 130-150 µm, and the leach residence time is 26 hours at the 8.0 Mtpa throughput rate.

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the primary and supplementary crushing plants to the grinding and classification area. A 2.1 km long, 630 mm diameter high-density polyethylene tailings line runs from the process plant to the TSF.

The plant underwent an upgrade to 8.0 Mtpa in 2019. Currently, using the hardest ore types, the plant can treat 8.0 Mtpa consistently for the LoM. This expansion primarily consisted of adding a third ball mill and upgrading the existing crushing circuit.

No market studies are currently relevant as the Masbate Gold Project is an operating mine producing a readily saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% gold and 40% silver and is exported to Metalor Refinery in Switzerland.

Infrastructure, Permitting, and Compliance Activities

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, reagents (lime, cyanide), bulk materials, spare parts, and other oversized items. A 30 MW HFO- and diesel-fueled power plant provides power to the operations. An additional 9.4 MW HFO generator was installed at the power plant and commissioned in the second quarter of 2023.

The TSF was formed by cross-valley type earth-fill embankments. The Stage 12 lift to 63 m relative level (“mRL”) was completed in 2022. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stages 13 and 14) and will include an additional saddle dam. Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, re-vegetation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs.

Filminera’s environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate (“ECC”) and outlined/described in the approved Environmental Protection and Enhancement Program (“EPEP”), including the Environmental Impact Assessment (“EIA”) documents of the Masbate Gold Project to meet all the necessary regulatory and company standards. PGPRC has its own EPEP pursuant to its Mineral Processing Permit, based on conditions stipulated in the same ECC and related documents of the Masbate Gold Project. On January 22, 2019, the Environment Management Bureau approved the amendment to the ECC for the implementation of the Montana expansion project. On December 18, 2019, the Environmental Management Bureau approved further amendment to the ECC to expand the capacity of the gold processing plant to 9 Mtpa. On January 15, 2024, the EMB signed the amended ECC for the implementation of the Blue Quartz–Old Lady expansion project.

Environmental risk assessments, together with a formal environmental audit and review of compliance with the ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants have also been used to externally validate environmental compliance and program implementation.

Filminera has maintained ISO14001 certification since 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives. ISO certification status is maintained on an ongoing basis.

PGPRC holds a Mineral Processing Permit granted by the DENR. The current MPP No. 010-2007-W (third renewal) was issued on December 13, 2021, along with an approved Five-Year Development/Utilization Work Program.

Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs and the ECC. A Special Land Use Permit was granted for infrastructure construction and operation in forest lands outside the MPSA areas, including the TSF, WRSFs and airstrip. Additional permits will be required in support of mining operations at the planned satellite open pits.

Filminera has secured the DENR approval for the consolidation of its MPSA and EP, and the assignment of VMC’s MPSAs to Filminera. This enabled Filminera to qualify the planned and future satellite pits as expansion areas for the Masbate Gold Project.

Renewal of permitting and operational documents is an ongoing process, depending on the circumstances of the operation and individual permit requirements. The Masbate Gold Project is also subject to periodic audit by the DENR.

The community relations group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media groups, various churches, NGOs, educational institutions, and the Philippine National Police and Military.

Closure and reclamation costs, including a 10-year post-closure monitoring program, are estimated, and updated annually. These costs are revised annually as part of our mine restoration provision. Closure and reclamation costs as at the end of 2023 were estimated at US$38.8 million on an undiscounted basis.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2024 budgeted costs and the estimated capital costs for the LoM, excluding 2024.

Capital Cost Estimate

Area	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Site general and infrastructure	1.4	4.7
Mining and processing	25.2	102.6
Closure and rehabilitation	0.3	38.5
Land acquisition	15.9	1.2
Total	42.8	147.0

Notes:

1.	Totals may not sum due to rounding.
2.	The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately 10 years of processing, including 2024.

The capital cost estimates include tailings dam expansions, power plant expansion, mining fleet additions, land acquisition for future mining areas and standard sustaining costs for mining and processing, and general and administration costs. Deferred stripping costs are excluded from the capital cost estimates.

Operating Costs

Budgeted 2024, and estimated LoM operating costs, excluding 2024, are provided in the table below.

Operating Cost Forecast

Area	Units	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Mining	US$/t mined	1.50	1.84
Processing	US$/t processed	13.67	13.13
Site general	US$/t processed	3.87	2.89

Notes:

1.	Costs are variable depending on whether ore is classified as LG or HG, and whether the mill feed is classified as oxide or fresh (primary). Costs are based on whether the material being processed is stockpiled or in situ material.
2.	The processing costs include the ore load and haul costs and some road maintenance costs.
3.	The cut-off grade calculations and optimizations for these costs are not included with the process costs.
4.	The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately 10 years of processing, including 2024.

Operating costs include all mining, processing and general and administration costs including deferred shipping.

The capital cost estimates and operating cost estimates in the tables above are based on our current estimates and mine plan for the Masbate Gold Project. Costs in subsequent years may vary significantly from our 2024 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Ongoing exploration and analyses at operating mines are conducted with a view to estimating additional Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially conversion to Mineral Reserves. If additional Mineral Reserves are estimated, they may alter the current mine plan and potentially extend the mine life.

Production, Development, and Exploration

The Masbate Gold Project produced 193,502 ounces of gold in 2023, higher than its revised guidance range of between 170,000 and 190,000 ounces. Masbate Gold Project’s 2023 annual gold production was 9% (19,226 ounces) lower compared to 2022, mainly due to lower gold grade and recovery.

For full-year 2023, mill feed grade was 0.97 g/t Au compared to the budget grades of 0.96 g/t Au and 1.11 g/t Au in 2022; mill throughput was 8.3 Mt compared to budget of 7.84 Mt and 7.93 Mt in 2022; and gold recovery averaged 74.5% compared to budget of 74.5% and 74.9% in 2022. Average gold recoveries were in line with budget in 2023. Masbate’s mill throughput was above budget in 2023.

Gold production at the Masbate Gold Project in 2024 is expected to be between 170,000 and 190,000 ounces. For 2024, Masbate is budgeted to process a total of 7.9 Mt of ore at an average grade of 0.93 g/t Au with process gold recovery of 76%. Mill feed will be a blend of mined fresh ore sourced from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2024 at Masbate are expected to total $49 million, of which approximately $33 million is classified as sustaining capital expenditures and $16 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items: $6 million for deferred stripping; $16 million for mining equipment replacement and rebuilds; $6 million for process plant, and $3 million for TSF expansion. Growth capital expenditures are anticipated to include $16 million for land acquisition and relocation costs for new open pits.

In the Philippines, a budget of $3.4 million has been allocated to complete phased regional exploration programs in and around the Masbate Gold Project. Over 7,000 m of drilling is allocated to test extensions of the Pajo East deposit and to follow up on reconnaissance level exploration at the Balete and Bart-Ag target areas. Elsewhere in the Philippines, a significant investment will be made in our new project pipeline in the form of a $2 million budget for B2Gold Philippines Exploration Corp. (“BPE”), a subsidiary of B2Gold, dedicated to increasing our production potential in the country. In 2024, BPE will continue target generation and project evaluation that commenced in 2023, with over 4,000 m of drilling available to be deployed on new prospects.

Otjikoto Mine

Certain portions of the following information are derived from and based on the technical report entitled “Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report” that has an effective date of December 31, 2018, prepared by the following Qualified Persons: Tom Garagan, P. Geo., Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E. (the “Otjikoto Report”) and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Otjikoto Mine, please refer to the Otjikoto Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Otjikoto Report is provided by B2Gold.

Property Description, Location, and Access

The Otjikoto Mine is located in the north-central part of the Republic of Namibia. It is situated approximately 300 km north of Windhoek, the country’s capital, within the Otjozondjupa Region. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northeast of the Otjikoto Mine, respectively.

Mining Licence 169 (“ML169”), covering an area of 6,933.99 ha, was granted for a 20-year term, expiring in December 2032, and renewable for further periods, each term not exceeding 15 years. Maintaining ML169 requires payment of an annual fee of N$25,000 and filing of bi-annual environmental reports with the Ministry of Environment, Forestry, and Tourism (“MEFT”), development of a work program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Exploration reports must be submitted every two years to the relevant regulatory authority.

Surrounding ML169 is Exclusive Prospecting Licence 2410 (“EPL 2410”) with a total area of 26,719.21 ha, which remains valid until May 5, 2025. Maintaining EPL 2410 requires payment of an annual fee, based on the reduced licence area, of N$15,000, filing of quarterly and annual exploration reports with the Ministry of Mines and Energy, and filing of bi-annual environmental reports with the MEFT.

Mining operations on ML169 are conducted under the terms of an Environmental Clearance Certificate (ECC-2300223) (the “ECC”) that is issued by the MEFT. A renewed ECC was issued by the MEFT on March 5, 2023 and remains valid for three years to March 2026. The ECC is issued to undertake mining operations at Otjikoto Gold Mine as per the approved ESIA report and EMP.

B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia”), the holder of ML169 and operator of the Otjikoto Mine, is 90% owned, indirectly, by us and 10% by EVI, a Namibian empowerment company.

In addition, we have purchased and consolidated a number of farms into B2Gold Namibia, including the Wolfshag, Otjikoto, Gerhardshausen, Felsenquelle, and Erhardtshof farms. We hold the surface rights through these farms, and all mine infrastructure and the Otjikoto Mine itself are situated within property owned by B2Gold Namibia. No additional surface rights are required to support our mining operations.

The Agricultural and Commercial Land Reform Act (Namibia) levies a land tax, with the rates of such tax determined by reference to the nationality, size of the farm, classifications of the land for agricultural use, activities, and number of farms by a particular owner, as determined by the Ministry of Land Reform. Where exploration activities are conducted on private land owned by third parties, we typically enter into compensation agreements (within the meaning of section 52 of the Namibian Minerals Act (Namibia)) for any land disturbance or inconvenience with such owner.

We hold water permit #10971, allowing for 4.0 million cubic metres per annum water extraction from selected groundwater wells subject to certain monitoring and reporting conditions, which has been renewed until February 2026.

The Namibian Minerals Act (Namibia) levies a royalty of 3% on the net sales of gold and silver. A VAT of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is available. The Income Tax Amendment Act, 2015 (Namibia), which inserted a section 35B into the Income Tax Act, 1981 (Namibia), has introduced a 10% withholding tax on interest payable to non-resident lenders.

The Export Levy Act (Namibia) levies an export levy of 1% on the commercial value of the invoice for gold bullion exported.

History

All of the early exploration activity from the 1960s to the late 1990s focused on base metals. Companies involved included Kennecott Exploration Company, Falconbridge Ltd., Tsumeb Corporation, Anglo American plc, and Gold Fields Prospecting. However, only a limited portion of the current licences were held and explored by these companies.

Due to the thickness of cover material, the primary exploration tool was geophysics. Completed surveys included ground and airborne magnetics, IP, time domain EM, controlled source audio magnetotellurics, natural source audio magnetotellurics, and frequency domain EM.

During 1998–1999, Avdale Namibia (Proprietary) Limited, which was originally incorporated as a subsidiary of Anglo American plc, and was subsequently purchased by B2Gold Namibia, drill tested an intense 9 km long linear magnetic feature centered on the Otjikoto farm, and observed visible gold at the base of some RAB drill holes.

There is no known gold or base metals production prior to our development of the mine. Several small-scale amethyst quarries are present on the property but not in the immediate area of the main deposit. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Geological Setting, Mineralization, and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, within the northern portion of the northeasterly-striking “Intracratonic Branch” of the belt and is an example of an orogenic-style gold deposit.

The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group. The Okonguarri Formation hosts the gold mineralization and is overlain and underlain by glacial diamictite horizons of the Ghaub and Chuos Formations, respectively. The Okonguarri Formation consists primarily of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist, and calc-silicate horizons. The schist units are derived from semi-pelitic, pelitic, marl and psammitic units in a turbiditic sedimentary package. The rocks in the Otjikoto area have experienced at least three phases of moderate to tight folding and some thrust faulting. They have also been affected by extensive metasomatism, followed by prograde regional metamorphism that has reached upper greenschist to lower amphibolite facies.

Mineralization in the main Otjikoto deposit is hosted by a north–northeast striking sheeted sulphide (+ magnetite)–quartz + carbonate vein system that has a strike length of about 2.6 km and extends at depth to at least 475 m below surface. The gold occurs in a series of thin (commonly <10 cm) sheeted veins in the Upper and Middle Okonguarri Formation. The veins and associated mineralization form a series of en-echelon zones oriented at approximately 010–020° north–northeast and plunging at 10–15° (average 12°) to the south–southwest. Vein concentrations range from one to 30 veins per metre, with a higher vein concentration within the Central and West shoots. Gold occurs within the vein system as coarse native gold particles that can vary from 5–400 µm, averaging about 100 µm in size. Mineralization remains open down plunge as presently tested.

Mineralization in the adjacent Wolfshag deposit occurs as a series of south-southwest-plunging shoots of mineralization coincident with the hinge zones of the tight folding of several marble and clastic metasedimentary horizons. Mineralization is associated with generally concordant (bedding parallel) vein zones that are principally hosted within an altered meta-sandstone unit. The mineralized zone is about 2.1 km long and has been intersected by drilling for about 2,000 m down plunge to a depth of 750 m below surface. The deposit consists of a series of fold-duplicated mineralized zones alphabetically subdivided from WA to WE into either west–northwest or east–southeast-verging fold closure zones. HG shoots within the mineralised zones are associated with parasitic folds occurring within the larger fold structure. The shoots plunge at 15° to 20° to the south–southwest, sub-parallel to the Otjikoto deposit shoots.

Gold mineralization can be vein-hosted or represent replacement or disseminated styles. Mineralization at both Otjikoto and Wolfshag zones remains open at depth down plunge to the southwest.

The OTG shoot was identified as a down dip extension of the Otjikoto OTC Zone, which hosts the Otjikoto deposit. The geometry, continuity, and grade potential of the OTG shoot was tested with several core drill holes in 2021. Gold is associated with pyrrhotite, pyrite and magnetite and hosted in chlorite- and garnet-bearing quartz–carbonate veins. The geometry is similar to that of the HG shoots of Otjikoto and Wolfshag and is associated with parasitic folds. Continuity was proven over 800 m plunge length. The shoot occurs within 150 m of the Wolfshag underground development. The OTG shoot plunges at 15–20° to the south–southwest, sub-parallel to the Wolfshag ore shoots.

Discovered in 2022, following deep drill testing on three-dimensional models of magnetic inversion data, the Antelope deposit may consist of as many as three separate mineralized structures, of which the southernmost Springbok zone has been defined by 100 x 50 m spaced drilling, over a strike length of approximately 800 m. Mineralization has a dip of extent of approximately 150 m and ranges from 7–10 m in thickness. Northeast, along strike of Springbok, a similar style of HG mineralization has been intersected in the Oryx zone, which appears to represent a second shoot, stacked stratigraphically above Springbok. Overall, mineralization has been intersected by drilling over a combined plunge of approximately 1,500 m. The Antelope deposit mineralization is characterized by sheeted quartz–pyrrhotite veins, which have been overprinted by deformation focused along two main marble beds that serve as major stratigraphic markers in the Otjikoto stratigraphy. The shoot-like geometry of the Antelope deposit mineralization derives, in part, from the thickening of quartz–pyrrhotite–gold mineralization in the hinge zones of centimetre- to metre-scale folds, a structural control that is well documented in the Otjikoto Mine. Mineralized shoots plunge shallowly north–northeast, suggesting a subtle inflection in the stratigraphy that hosts the Otjikoto deposit, where ore zones plunge shallowly south–southwest. Mineralization in each of the respective shoots remains open along the plunge direction.

Exploration

Exploration activities completed by us include geological mapping, geochemical soil sampling, airborne geophysical surveys (Aster satellite imagery, electromagnetics, magnetics, radiometrics), and ground geophysical surveys (magnetics, IP).

Exploration work is ongoing, with a focus on infilling and extending the known mineralization in the Antelope deposit.

Our current and planned exploration activities are discussed under the heading “- Production, Development, and Exploration” below.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as at December 31, 2023 near the Otjikoto Mine consists of 3,110 core, RC, and RAB drill holes (416,769 m).

Drilling used to support the August 2021 update of the Otjikoto Mineral Resource model includes 1,219 core holes (281,064 m) and 456 RC holes (38,654 m). Drilling used to support the Wolfshag Mineral Resource model (built in 2018) includes 447 core holes (121,248 m) and 24 RC holes (1,596 m). No RAB drilling is used in estimation.

Sieved RAB samples, RC chips, and core are logged. Core is photographed, and recoveries are recorded. Drill hole collar locations are surveyed by a contract professional land surveyor. Down-hole surveys are performed at regular down-hole intervals using Reflex Ez-shot instrumentation.

Current and planned drilling is summarized under the heading “Production, Development, and Exploration” below.

Sampling, Analysis, and Data Verification

RC samples are collected at 1 m intervals in plastic bags using a cyclone and split at the drill site using a riffle splitter. The split samples are transported to the core yard, where they are further split to produce an assay sample, a field duplicate, and a reference sample. Core is primarily sampled based on geological logging. Sample intervals range from 0.4–1.7 m, but samples are typically about 1 m in length. Mineralized and altered segments and adjacent wall rock are sampled cutting the core in half using a core saw. RC GC samples are collected on 2 m intervals. The majority of the sampling on the project was done at 1 m sample intervals.

For most of the historic exploration programs, ALS Minerals Okahandja, Namibia or ALS Johannesburg were used for sample preparation, ALS Johannesburg for primary analysis, and the Otjikoto Mine laboratory or ALS Chemex in Vancouver, Canada as the check laboratories. All laboratories except the mine laboratory have accreditations for selected analytical techniques and are independent from B2Gold. The ALS Minerals sample preparation laboratory in Okahandja is visited about once a month to confirm samples are being prepared to the set specifications. The ALS Johannesburg laboratory is annually audited by an external consultant.

For the current exploration program at the Antelope deposit most of the samples are prepared and analyzed at the Otjikoto mine laboratory using the Leachwell method. By this method, the entire sample is dried at 105°C for four hours, then crushed to 100% passing 4 mm and 87% passing 2 mm, and riffle split to obtain the analysis sample. The analysis sample was originally kept at around 2 kg, but later changed to half of the entire sample, to ensure sufficient material is available for check assays. The sample split is pulverized to 90% passing 106µm. Several tailings of the leaching process are selected for fire assay. A selection of the remaining coarse rejects are periodically sent for external checks at ALS Okahandja for preparation and ALS Johannesburg for screen fire assay analysis including different grade bins. Before changing from screen fire assays to Leachwell analysis, internal and external studies were carried out by the mine laboratory in 2017–2018, as well as an external check by ALS in 2021 for Otjikoto ore samples. These studies tested the rate of dissolution for coarse gold, the effect of high iron or sulphide on the leach, as well as the influence that different rock types could have on leach kinetics and solution recovery. A direct comparison of Antelope deposit screen fire assays from ALS and Leachwell analysis was conducted at the mine laboratory on four drill holes, before proceeding to routine use of Leachwell analysis on the Antelope deposit core in 2023.

Early sample preparation consisted of drying, crushing to -2 mm, and pulverizing to 106 μm. The protocol was modified due to the nuggety nature of the gold mineralization to capture both the +106 μm and -106 μm fractions for analysis. Gold grades are determined using a screen fire assay methodology with either an atomic absorption (<10 ppm gold) or gravimetric finish (>10 ppm gold). In addition to gold assays, a multi-element suite of 22 elements can be requested for exploration assays. Sulphur and carbon are also assayed for, using either a LECO or similar carbon and sulphur analyzer.

Density determinations are regularly performed by site personnel on whole core samples using the water displacement method. Very early in the project, specific gravity measurements were made by pycnometer testing; these measurements are not used for tonnage reporting.

QA/QC measures include regular insertion of certified reference materials, field duplicates, and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision, and sample sequencing. QA/QC sample insertion rates are typically at the rate of 1:20 but can be at 1:38 for selected sample types. QA/QC data are reviewed on a continuous basis.

Sample security measures included moving RC and core samples from the drill site to our secure core yard in Otjiwarongo. Sample shipments are tracked using industry-standard procedures. We are of the opinion that the core storage is secure because access to the Otjiwarongo core yard is strictly controlled and a B2Gold representative has always been present in the core yard. Much of the core is now stored in an open-sided shed built on the mine property.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work for the Otjikoto deposit has been primarily performed by SGS Lakefield. Additional testing facilities included Jenike & Johanson (materials handling), Rocklab (unconfined compressive strength tests), CANMET (leach optimization), FLS-Knelson (gravity concentration and intensive leach tests). Laboratories performing test work on the Wolfshag deposit include SGS Lakefield (gravity/leaching recovery, comminution, mineralogy/gold deportment, rheology, cyanide destruction, tailings characterization), SGS Beckley (unconfined compressive strength tests), and FLSmidth (Bond low-energy impact test).

Completed test work included materials handling, comminution, grind circuit modelling, unconfined compressive strength tests, bulk mineralogy, chemical composition and mineralogy, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, tailings characterization, bench scale sedimentation tests, and environmental and geotechnical testing.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Average LoM gold recoveries were initially estimated to be 95.6%. During operations, the process plant has been optimized, and is reliably achieving recoveries >98%. The Wolfshag and Otjikoto ores are therefore expected to support average LoM gold metallurgical recoveries of 98%.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

(a)	Mineral Resources

Mineral Resource estimates are reported from two block models, the combined Otjikoto and Wolfshag open pit model and the Wolfshag underground model. The Otjikoto and Wolfshag open pit models were built in 2021 and 2018, respectively, and combined into one model for Mineral Resource and Mineral Reserve pit shell runs and reporting. The Wolfshag underground model was built in 2019.

(i)	Otjikoto Model

For the Otjikoto deposit, mineralized zones were created using lithology, vein percent, sulphide abundance and gold grade at a nominal 0.2 g/t Au cut-off. Mineralized zone wireframes were identified by stratigraphic unit in which they occur. Using logged rock type and oxidation from exploration drill holes, surfaces were created for the base of calcrete, transition, oxide and mixed. The bottom of calcrete surface was used as a top to the mineralized zone wireframes. Metallurgical domains are defined by oxidation state and dominant sulphide composition (pyrite/pyrrhotite). Bulk densities applied to the Otjikoto block model vary by lithology, mineralization, and oxidation state, ranging from 2.43 in hardpan to 2.84 in sulphide-mineralized albitite.

For the Otjikoto mineralized domains, capping ranged from 4–25 g/t Au. Down-hole composites were set at 2 m lengths. Otjikoto gold grades were estimated using OK. Model validation was performed using visual and statistical checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Otjikoto, drill spacing for Indicated Mineral Resources is nominally 25 x 50 m and for Inferred Mineral Resources is up to 100 x 100 m.

(ii)	Wolfshag Model

For the Wolfshag deposit, two nested shells were created based on a combination of grade and vein intensity. These were a LG domain at a nominal 0.2 g/t Au, and a HG domain at a nominal 1 g/t Au. For the open pit model, only the LG domain was used as a boundary in the gold grade estimate. A stratigraphic/structural model was created based on all available geological data. Within each of the modeled stratigraphic units, lithology was assigned by interpolating indicators for each major rock type. Weathering and oxidation surfaces were created from simplified drill logs. Metallurgical domains are defined by oxidation state and dominant sulphide composition. For Wolfshag, densities were interpolated where sufficient data was available. Bulk densities range from 1.9 in soil to 2.98 in some of the Wolfshag HG zones.

For Wolfshag, capping values ranged from 1 g/t Au in marble/waste, 5–16g/t in LG zones, and 12–50 g/t Au in HG zones. Down-hole composites were set at 2 m lengths. Wolfshag grades for the open pit model were estimated using OK. Model validation was performed using visual and statistical checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Wolfshag, drill spacing for Indicated Mineral Resources is generally 25 x 25 m (with some 25 x 50m spacing) and for Inferred Mineral Resources drill spacing is generally 50 x 100m

(iii)	Combined Otjikoto and Wolfshag Open Pit Model

The Otjikoto and Wolfshag open pit sub-cell models were combined into one sub-celled model which was reblocked to a single block size of 6 x 12 x 3.3333 m using whole-block averaging. The combined re-blocked model was used for pit generation and mine planning work.

(iv)	Wolfshag Underground Model

The down-plunge extension of Wolfshag mineralization is the area from which underground Mineral Resources and Mineral Reserves are reported. The model uses the HG and LG domains as recorded for the Wolfshag open pit model. Gold grades were estimated using ID3 with the HG and LG domains used as hard boundaries for grade estimation. Block model checks included visual review of block grades relative to composite grades, comparison of block model grades to the declustered composites and swath plots. No Measured Mineral Resources are reported. Indicated Mineral Resources were classified based on a maximum drill spacing of 25 x 25 m and Inferred Mineral Resources were classified based on a maximum drill spacing of 50 x 100 m.

(v)	Otjikoto and Wolfshag Reporting

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual pit shell and are stated above a cut-off of 0.27 g/t Au. Mineral Resources are reported above a cut-off grade that is supported by estimated LoM cost data and a higher gold price assumption (US$1,850/oz).

Mineral Resources considered amenable to underground mining methods are located outside the pits used for reporting open pit Mineral Reserves, and any block above a cut-off of 1.6 g/t Au that is within the underground design for material considered amenable to long-hole stoping. Additional underground resources are reported from blocks outside the underground design within the WA zone and above a cut-off grade of 2.40 g/t Au or within the other mineralized zones and above a cut-off grade of 3.45 g/t Au. The cut-off grades are based on underground engineering and cost studies.

The Mineral Resource estimate for Otjikoto accounts for mining depletion as at December 31, 2023. The Mineral Resource estimate has an effective date of December 31, 2023.

Otjikoto Indicated Mineral Resources Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	19,650	0.82	520	90	470
Wolfshag Open Pit	180	0.64	4	90	3
Wolfshag Underground	610	8.13	160	90	140
LG Stockpile	19,980	0.42	270	90	240
ROM Stockpile	550	1.48	26	90	23
Total Indicated Mineral Resources	40,970	0.74	980		880

Otjikoto Inferred Mineral Resources Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	1,170	0.58	22	90	20
Wolfshag Open Pit	820	0.78	20	90	18
Wolfshag Underground	1,190	6.44	250	90	220
Total Inferred Mineral Resources	3,180	2.83	290	90	260

Notes:

1.	Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	Mineral Resources are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company.
4.	The Qualified Person for the resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.
5.	The Qualified Person for the stockpile estimates is Peter Montano, our Vice President, Projects.
6.	The Mineral Resource estimate for Otjikoto accounts for mining depletion as at December 31, 2023. The Mineral Resource estimate has an effective date of December 31, 2023.
7.	Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit shell based on a gold price of US$1,850/oz, metallurgical recovery of 98%, selling costs of US$77.92/oz including royalties and levies, and operating cost estimates of US$3.17/t mined (mining), US$12.32/t processed (processing) and US$3.87/t processed (general and administrative).
8.	Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off grade of 0.27 g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 1.6, 2.40 or 3.45 g/t Au and a minimum thickness of 1.5 m.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

(b)	Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves following consideration of relevant Modifying Factors. Mineral Reserve estimation was based on the LoM pit, underground mine, and WRSF designs and mine and mill production schedules.

The Mineral Reserve estimate for Otjikoto accounts for mining depletion as at December 31, 2023 and costs based on the LoM plan and 2024 budget. The Mineral Reserve estimate has an effective date of December 31, 2023. Mineral Reserve estimates for the Otjikoto Mine have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Otjikoto Probable Mineral Reserves Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	2,160	1.34	90	90	80
Wolfshag Underground	640	5.02	100	90	90
ROM Stockpiles	550	1.48	30	90	20
Total Probable Mineral Reserves	3,350	2.07	220		200

Notes:

1.	Mineral Reserves have been classified using the CIM Standards, are reported at the point of deliver to the process plant, and have an effective date of December 31, 2023.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	Mineral Reserves are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company.
4.	The Qualified Person for the Mineral Reserve estimate within open pits, underground mining, and stockpiles is Peter Montano, our Vice President, Projects.
5.	Otjikoto Mineral Reserves have an effective date of December 31, 2023 and have been prepared by Peter Montano, P.E., a Qualified Person under NI 43-101. Mineral Reserves to be mined using open pit methods or in stockpiles are based on a conventional open pit mining method, gold price of US$1,600/oz, metallurgical recovery of 98%, selling costs of US$67.61/oz including royalties and levies, average mining cost of US$3.38/t mined, average processing cost of US$12.75/t processed, and site general costs of US$3.92/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.45 g/t Au cut-off grade there is a 2.4% decrease in tonnes, a 2.3% reduction in grade, and a 4.6% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 0.45 g/t Au.
6.	Mineral Reserves that will be mined by underground methods assume a modified transverse longhole stoping mining method, gold price of US$1,600/oz, metallurgical recovery of 98%, selling costs of US$67.61/oz including royalties and levies, average mining cost of US$109.91/t mined, average processing cost of US$12.75/t processed, general costs of US$3.92/t processed, 10% dilution, and 85% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 2.62 g/t Au.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting, and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Mining Operations

The Otjikoto Mine is currently an owner-operated conventional open pit operation. Development of the Wolfshag underground mine commenced in late 2020, and ore production commenced in the second half of 2022. Mining is based on a phased approach with stockpiling to bring HG material forward and provide operational flexibility.

Mining of open pit Mineral Reserves from the Otjikoto pit will be completed in 2024. The current underground mine plan projects that Mineral Reserves will be mined from the Wolfshag deposit for approximately two more years including 2024. Reserve mill production is scheduled for a total of two years, including 2024. The Otjikoto ultimate pit will be 2.8–3.0 km in length and will have separate pit bottoms for the Otjikoto and Wolfshag deposits. Our mine life estimate is based on current Mineral Reserves, with the addition of non-Reserve mining from a planned fifth phase of the Otjikoto pit if supported by mining costs and gold prices at the time. This fifth phase contains approximately 140,000 ounces of Indicated Mineral Resources that have not been converted to Mineral Reserves, which would be mined and processed after completed the final reserve open pit phase in 2024. Mineral Resources in LG stockpiles may be processed at the end of mine life, or when higher-grade tonnage is not available, depending on current costs and gold prices. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Pit slopes vary by geotechnical domain, with inter-ramp slope angles ranging from 30–60º. Bench heights also vary by geotechnical domain, from 10–20 m. Reserve model dilution and ore loss were applied through whole block averaging such that both dilution and ore losses are variable. A nominal ramp and road width of 27 m, including drainage and safety windrow, was used for dual lane truck operation in the mine design. Ramp widths were reduced to 20 m in the lower levels of the phase designs to allow for single lane haulage on the final benches. Ramp grades were designed to a maximum of 10%.

The Wolfshag underground mine is accessed via a single 930 m long decline at a maximum gradient of 15%, that was collared from the east wall of the Otjikoto pit in the third quarter of 2020. The ventilation system relies on a 4.0 m diameter raise bored ventilation raise and surface fans to supply 175 cubic meters per second of fresh air to the underground workings. The mining method is modified transverse longhole stoping with cemented rock fill and uncemented rock fill. Planned stope dimensions are approximately 14-18 m wide by 16–25 m high by 15–35 m long, depending on orebody geometry and geotechnical conditions. Underground dewatering is be accomplished using both surface dewatering borehole(s) and underground pumping infrastructure.

Initial development was completed in 2022 before underground stoping production commenced in the second half of 2022, with a producing life of approximately four years thereafter, based on Mineral Reserves. Steady-state underground production of 1,100 stope ore tonnes per day was achieved in the first half of 2023. Mine production relies on conventional mechanized trackless mining equipment. Haul trucks will be used for material transport and used to transport mine backfill on the back-haul. Waste dilution is estimated at 10% with a mining recovery of 85%.

Mining rates will drop from peaks of up to 36 Mtpa in prior years to 22 Mt mined in 2024, and the open pits will be mined out in 2025. The current LoM plan assumes processing of up to 23.4 Mt from the Indicated Mineral Resource LG stockpile when higher-grade feed is not available, with an average gold grade of 0.42 g/t Au. This stockpile has similar grades to the break-even processing cut-off grade, so processing of this stockpile will be determined when processing capacity is available. The LG stockpile has been classified as Indicated Mineral Resources but has not been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mining operations are scheduled to work 365 days a year, with reduced production rates during the rainy season. The open pit equipment fleet is based on 90 t capacity haul trucks that are conventional for the industry, providing relative flexibility in the utilisation as several pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore is transported from open pits to the ROM pad for direct tipping or stockpiling. It is assumed that up to 75% of the ROM feed will be stockpiled to regulate the mine production and crusher feed rates.

A large WRSF is located west of the Otjikoto and Wolfshag open pits. Location considerations were based on minimizing haulage, surface water drainage and area availability. The facility is being progressively rehabilitated to the extent practical during operations, with lower bench perimeter slopes being constructed to their final, closure configuration. The overall slope design of the WRSF consists of a concave slope with a slope angle of 14° for the bottom half and a slope angle of 18° for the upper half of the overall slope.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading “- Mineral Processing and Metallurgical Testing” above.

The mill uses a conventional flowsheet whereby gold is recovered by gravity concentration/intensive leaching and by a cyanide leach/CIP process for treatment of gravity tailings. The process flowsheet consists of: crushing; grinding; gravity concentration and intensive cyanidation; cyanide leaching of gravity tailings; CIP; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; and air services and plant water services.

No market studies are currently relevant as the Otjikoto Mine is an operating mine producing a readily saleable commodity in the form of doré. Doré produced is exported to the Rand Refinery in South Africa.

Infrastructure, Permitting, and Compliance Activities

The infrastructure established at the Otjikoto Mine is described in the Otjikoto Report, and includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pits, stockpiles, and WRSFs.

Tailings are deposited in the TSF using the upstream method. The TSF was originally designed to contain at least 36 Mt of tailings at a deposition rate of 3.0 Mtpa. Subsequent analysis and design have expanded the capacity of the TSF to approximately 50 Mt, which will support operations to the end of mine life.

All water falling directly on the industrial areas (contact water) or otherwise in contact with the mining operations (water within the open pit, water return, and storm water from the TSF) is captured, stored, and used in the mining and processing facilities. The storm water dam is designed to hold all water falling on the processing facility terrace during a 24-hour, 1:50 year rainfall event. Two water storage dams have been constructed. One is the reclaim process water dam, which receives water from the TSF and supplies this water to the process plant; the second is the pit dewatering dam that provides water for dust suppression and the process plant.

Site power is primarily supplied through the public Namibian grid. In addition, power is produced on site by the 6 MW Otjikoto solar plant (the “Otjikoto Solar Plant”). If needed, on site HFO generators may supply 15 MW (plus backup units and load balancing capability) of electricity.

Materials and consumables are transported to site via the B1 national highway. Within the mine, gravel or dirt roads are used for internal site access.

An ESIA that included an Environmental Management Plan (“EMP”) and Mine Closure Framework was completed for the Otjikoto Mine. A draft Mine Closure Plan (“MCP”) was developed in 2018 and submitted to regulatory authorities. The MCP was subsequently approved on August 2, 2019. B2Gold Namibia received environmental clearance for the Wolfshag open pit operations on January 26, 2015, based on an EIA. The Otjikoto Mine’s ECC was renewed in July 2022 and is valid until July 2025. A consolidated EMP (EMP-2021) of all existing activities and associated impacts related to the operational and decommissioning phases of the Otjikoto Mine operations has been submitted with the 2021 ECC renewal application. The EMP and its supporting individual Management Plans are “living documents” that will continue to be amended periodically throughout the life of the project to reflect changes in parameters such as procedures, practices, and project phases.

We hold all required permits to conduct the open pit operations. A mining Accessory Works permit was granted by the Ministry of Mines and Energy on March 24, 2020 to include underground operations on the area of the ML169. ECC and approval for underground mining operations was granted by the Ministry of Environment, Tourism and Forestry on July 24, 2020, and the underground project commenced thereafter.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2023 were estimated at US$28.6 million on an undiscounted basis.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2024 budgeted costs and the estimated capital costs for the LoM, excluding 2024.

Capital Cost Estimate

Area	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Site general and infrastructure	0.9	0.5
Mining and processing	0.0	0.5
Closure and rehabilitation	2.2	26.4
Total	3.1	27.4

Notes:

1.	Totals may not sum due to rounding.
2.	The projected LoM for the Otjikoto Mine is two years of open pit mining, three years of underground mining, and nine years of processing including 2024.

Capital cost estimates are primarily closure costs, with a small amount planned for standard rebuild and other capital projects for mining, processing, and site general costs. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2024 and estimated LoM operating costs, excluding 2024, are provided in the table below.

Operating Cost Forecast

Area	Units	2024 Budget (US$ million)	LoM Estimated Cost excluding 2024 (US$ million)
Mining (open pit)	US$/t mined	3.38	4.71
Mining (underground)	US$/t mined	71.81	73.91
Processing	US$/t processed	12.75	12.80
Site general	US$/t processed	3.92	2.76

Note:

1.	The projected LoM for the Otjikoto Mine is two years of open pit mining, three years of underground mining, and nine years of processing including 2024.

Operating costs include all mining, processing and site general costs including deferred stripping and underground development.

Ongoing exploration and analyses at operating mines are conducted with a view to estimating additional Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially conversion to Mineral Reserves. If additional Mineral Reserves are estimated, they may alter the current mine plan and potentially extend the mine life.

The capital cost estimates and operating cost estimates in the tables above under the heading “ - Capital and Operating Costs” are based on our current estimates and mine plan for the Otjikoto Mine. Our costs in subsequent years may vary significantly from our 2024 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan.

Production, Development, and Exploration

The Otjikoto Mine produced 208,598 ounces of gold in 2023, near the upper end of its guidance range of 190,000 to 210,000 ounces. In the fourth quarter of 2023, Otjikoto achieved a quarterly record of 81,111 ounces of gold produced.

Mill throughput for 2023 was 3.44 Mt at an average grade of 1.9 g/t Au, with an average gold recovery of 98.6%, compared to mill throughput in 2022 of 3.41Mt at an average grade of 1.5 g/t Au and an average gold recovery of 98.5%.

The Otjikoto Mine is forecast to produce between 180,000 and 200,000 ounces of gold in 2024 from the Otjikoto pit, and the Wolfshag underground mine. For 2024, the Otjikoto Mine is budgeted to process a total of 3.4 Mt of ore at an average grade of 1.77 g/t Au with process gold recovery of 98%. In the first half of 2024, processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and HG ore stockpiles. Open pit mining operations are scheduled to ramp down throughout 2024 and conclude in 2025, while underground mining operations at Wolfshag will continue through 2026.

Capital expenditures in 2024 at Otjikoto are expected to total $33 million, of which approximately $32 million is classified as sustaining capital expenditures and $1 million is classified as growth capital expenditures. Sustaining capital expenditures include the $32 million for deferred underground development.

The total exploration budget for Namibia in 2024 is approximately $9.1 million. Exploration in 2024 will include 37,700 m of core drilling to focus on infilling and extending the recently discovered Antelope deposit.

Goose Project

Certain portions of the following information are derived from and based on the technical report entitled “2021 Updated Feasibility Study for the Goose Project at the Back River Gold District” that has an effective date of January 15, 2021 (the “Goose Project Report”), prepared by the following Qualified Persons: Denis Thibodeau, P.Eng.; John Morton Shannon, P.Geo.; Dinara Nussipakynova, P.Geo.; Jacinta Klabenes, P.Eng.; Maurice Mostert, F.AusIMM; Neda Farmer, P.Eng.; Stacy Freudigmann P.Eng.; Ben Peacock, P.Eng.; Richard Cook, P.Geo.; Amber Blackwell, P.Geo.; Michael Dawson, P.Eng.; Vincy Benjamin, P.Eng.; John Kurylo, P.Eng.; and Shervin Teymouri, P.Eng. and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Goose Project, please refer to the Goose Project Report, which is available on the historical SEDAR+ profile of Sabina on SEDAR+ at www.sedarplus.ca. Information that post-dates the Goose Project Report is provided by B2Gold.

Unless the context otherwise requires, where used herein: “Goose Project” refers to the Goose mineral tenure claim blocks and estimated Mineral Resources and Mineral Reserves within that claim block, “Goose Mine” refers to the mining operation being developed at the Goose Project; and “George Project” refers to the George mineral tenure claim block, and estimated Mineral Resources within that claim block. The Back River Gold District encompasses the Goose Project, George Project and all regional claims.

Property Description, Location, and Access

The Back River Gold District is located about 520 km northeast of Yellowknife, in Canada’s Northwest Territories. Site access is currently by air, using a combination of both seasonal ice and all-weather airstrips. During the LoM, most equipment, supplies, and fuel will be shipped into a port for the operations, located on the southern portion of Bathurst Inlet, 95 km north of the mine site. From the port, goods will be moved during winter months by a fleet of tractor-trailers and road tankers using a seasonal ice road.

The combined mineral tenure holdings of the Back River Gold District comprises 57 federal mining leases (approximately 49,915 ha), 25 federal mineral claims (approximately 26,016 ha), and one exploration area (8,041 ha), in total covering approximately about 83,971 ha, in five mineral claim blocks, Goose, George, Boot, Boulder, and Bath. Mining leases are granted for 21-year terms, and can be renewed. An annual fee payment of C$2.50/ha is required for the first 21-year term, increasing to C$5/ha for any subsequent renewal periods. A registered Canadian land surveyor has surveyed the mining leases. No annual assessment work filings are required. Mining claims require minimum work commitments or payments in lieu. All of the mining claims are in good standing. Two claims will require assessment reports to be prepared or payments in lieu made.

Annual reports are delivered to the KIA, Crown-Indigenous Relations and Northern Affairs Canada, the Nunavut Impact Review Board, and the Nunavut Water Board as per the terms and conditions of authorizations issued for work completed.

The Goose Project is 100% owned by B2Gold and is subject to NSR royalties payable to various third parties, as more particularly described in the Goose Project Report.

Prior to the acquisition of Sabina by B2Gold, Sabina had entered into a Stream Agreement with Wheaton Precious Metals (“Wheaton”) in respect of the Goose Project. Pursuant to the Stream Agreement, Wheaton made an upfront payment to Sabina of $125 million, following which Sabina was obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.115% and 1.5% after the delivery of 130,000 ounces and 200,000 ounces, respectively, in exchange for a purchase price per ounce of refined gold metal equal to 18% of the p.m. LMBA gold price, until such time as the deposit has been reduced to nil, and thereafter 22% of the p.m. LMBA Gold Price. The Sabina Transaction triggered a one-time change of control event under the Stream Agreement that allowed B2Gold to exercise a one-time option to retire 33% of the existing gold stream in exchange for a $46 million payment to Wheaton (the “Buy-Back Option”). On April 20, 2023, the Company exercised the Buy-Back Option, and the quantity of gold deliverable to Wheaton under the Stream Agreement was reduced by 33% such that B2Gold’s delivery obligation was reduced to 2.7805%, further reducing to 1.4405% and 1.005% after delivery of 87,100 ounces and 134,000 ounces, respectively.

Surface rights are held under a combination of three commercial leases and one advanced exploration lease with the KIA, and two 30-year federal land use agreements. No additional surface rights are required to support the proposed mining operations.

A Framework Agreement, including the IIBA, was signed with the KIA outlining renewable 20-year benefit and land tenure agreements. This agreement provides the commercial leases authorizing mine development and operations; it is a comprehensive agreement that sets out rights and obligations with respect to surface land access on Inuit-owned land.

A Type A Water Licence application was made to the Nunavut Water Board in October 2017, in accordance with the regulatory framework provided in the Nunavut Agreement, the Nunavut Waters and Nunavut Surface Rights Tribunal Act, and Nunavut Water Regulations. A Type A Water Licence 2AM-BRP1831 was issued in November 2018.

History

Companies historically involved in exploration activities in the Back River Gold District include: the Back River Joint Venture (Trigg, Woollett Olson Consulting Limited, Homestake Mineral Development Company Ltd., and Kerr-McGee Corporation); Kit Resources Ltd., Kinross Gold Corp., Miramar Mining Corporation, Dundee Precious Metals Inc., and Sabina. Work completed included gridding; geological mapping; structural studies; geochemical signature and geochronology studies; geochemical sampling (grab, rock chip, soil, panel, till, channel, and trench); airborne geophysical surveys (magnetic, electromagnetic, and radiometric); ground geophysical surveys (horizontal-loop electromagnetic, time-domain electromagnetic, magnetometer, IP/resistivity); core drilling; metallurgical testwork, mining studies, environmental and social studies, permitting activities and initiation of mine construction activities.

We acquired Sabina (now B2Gold Back River Corp.) in April 2023. Since the Sabina Transaction, we have continued with, and accelerated certain aspects of, project construction activities, and initiated a major infill and mine development drill program.

There is no known gold or base metals production prior to our development of the mine. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Geological Setting, Mineralization and Deposit Types

Mineralization within the Back River Gold District is typical of structurally-controlled banded iron formation-hosted gold deposits within Archean greenstone belts.

The Back River Gold District is hosted in the Hackett River terrane of the Archean Slave craton, within volcano-sedimentary rocks of the Yellowknife Supergroup. The Yellowknife Supergroup is divided into the Beechey Lake Group (turbidite sediments, greywacke, mudstone, and iron formation), the Back River Group (felsic to intermediate flows, tuffs, and breccia), and the Hackett River Group (felsic to mafic volcanic flows, tuffs, and chemical sediments). Mineralization is typically hosted in the Beechey Lake Group lithologies. The Regan intrusive suite, consisting of granitic to dioritic plutons and dyke equivalents intrudes the Yellowknife Supergroup. Unconformably overlying the Yellowknife Supergroup are Proterozoic clastic and carbonate sediments of the Goulburn Group.

The regional structure is dominated by the interference of two major Archean deformation events. D1 produced regional, northeast–southwest-trending, large-scale, upright, tight folds. D2 consisted of north–south to northwest–southeast trending cross-folding. These events were then followed by D3 cross folding and associated S3 fabrics.

The primary mineralized areas are within the Goose Project and George Project. The Goose Project consists of the Llama, Llama Extension, Umwelt, Echo, Nuvuyak, and Goose Main deposits, as well as the Wing, Kogoyok, Goose Neck, Hackles, Hook, and Camp Zone showings. Individual deposits have strike extents ranging from 400 m to 1.7 km, and can range in thickness from 6–15 m. Gold mineralization is preferentially hosted within a lower iron formation unit and, to a much lesser extent, sediments underlying the iron formation. The George Project consists of the Loc1, Loc2, LCPn, LCPs, GH, and SL deposits, as well as numerous showings. Individual deposits have strike extents ranging from about 500–1,000 m, and can range in thickness from 2–4 m.

Gold mineralization is preferentially hosted within banded iron formation units, which, in the deposit areas, can be thickened by folding by a factor of three to five times, with thicknesses in fold hinges >50 m. Mineralization is associated with quartz veins and alteration mineral-grain boundaries, fracture zones, replacement zones in brecciated host rock, and disseminations. Mineralization typically consists of pyrrhotite ± arsenopyrite ± pyrite and free gold. Alteration minerals can include quartz, chlorite, carbonate/calcite, biotite, hornblende, and grunerite. The mineralization geometry is relatively continuous along the plunging antiform/synform structures. However, within the modelled mineralized zones, gold grades can be variable.

Exploration

Exploration activities completed by us focused on drilling at the Goose Project to confirm continuity at the Umwelt deposit and test the down-plunge extension to known mineralization at Llama deposit. In addition, we followed up on regional target areas that were developed based on structural modelling and geophysical re-processing. These target areas include the George, Boulder, Boot and Del deposits and prospects. Work consisted of diamond drilling, a LIDAR survey over the entire project area, geologic mapping, geophysical re-processing, and till sampling.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, metallurgical, geotechnical, and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as at December 31, 2023 consists of 2,691 core holes (617,924 m). Of this total we have completed 89 drill holes (29,369 m).

Drilling used to support the Mineral Resource estimate for the Goose Project includes 722 drill holes for a total of 234,168 m and 126,341 assays. Drilling used to support the Mineral Resource estimate for the George Project includes 770 drill holes for 139,695 m and 54,273 assays.

Core is logged and photographed and recoveries are recorded. Drill hole collar locations are surveyed using a DGPS instrument. Since 2006, down-hole surveys are performed at regular down-hole intervals using a Maxibor system (2006–2012) and a gyro system (2012–present).

Current and planned drilling is summarized under the heading “- Production, Development, and Exploration” below.

Sampling, Analysis and Data Verification

Core is primarily sampled based on geological logging. Sample intervals range from 0.3–1.5 m but are typically about 1 m in length.

Independent analytical and test laboratories used have included the following independent laboratories: TSL Laboratories (“TSL”), Saskatoon; SGS, Burnaby; ALS, Vancouver and ALS, Yellowknife; Bureau Veritas, Vancouver; Acme Laboratories, Vancouver; Actlabs, Kamloops. All of these laboratories were ISO 17025:2017 accredited for selected analytical techniques.

Sample preparation varied by laboratory and program. Preparation procedures consisted of drying, crushing to 95% passing 10 mesh (1.70 mm), and pulverizing to 95% passing 150 mesh (106 μm) or 140 mesh (105 μm). Analysis in the early programs consisted of fire assay with a gravimetric finish for gold. This was subsequently revised to fire assay with an AAS finish, and overlimit samples analysed with a gravimetric finish. A gold metallic assay was performed on a 140 mesh split. The entire plus fraction (+140 mesh) was assayed by fire assay with a gravimetric finish, and the minus fraction (−140 mesh) was assayed by fire assay/AAS (2 assay ton charge) in duplicate. Selected samples were subject to a four-acid digest and 49-element inductively coupled plasma (ICP) mass spectrometry analysis. For whole-rock determination, a 0.1 g subsample was analyzed by ICP to determine major oxides and some minor elements.

Density determinations were performed by TSL, SGS, ALS and Sabina personnel on whole core or half core samples using the water displacement method. We followed the same procedure during exploration activities in 2023.

QA/QC measures include regular insertion of certified reference materials, coarse and pulp duplicates, and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision, and sample sequencing. No field duplicates were used. QA/QC sample insertion rates are typically at the rate of 5–6% for selected sample types. Check assays were also conducted, with check sampling frequency ranging from 1–3% depending on the drill campaign. QA/QC data are regularly reviewed.

Sample security measures practiced included moving core samples from the drill site to the logging area. Sample shipments are tracked using industry-standard procedures. We are of the opinion that the core storage is secure because access to the core yard was, and remains, strictly managed. Travel to the Goose Project is controlled by B2Gold. Core is banded onto pallets and stored near the exploration camp in catalogued orderly rows.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work has primarily been performed by ALS Metallurgy (mineralogy, comminution, gravity, flotation, cyanidation, heap leach, settling, viscosity) and Base Metallurgical Laboratories Ltd. (mineralogy, comminution, gravity, flotation, cyanide destruction, variability). Other testwork laboratories include University of British Columbia (sample sorting); FLSmidth A/S (gravity, gravity modelling); Gekko Systems Ltd. (comminution, gravity, flotation, cyanidation, cyanide destruction, settling); Geoscience Laboratories (mineralogy); Hazen Research Inc. (comminution, gravity, cyanidation); Metso (comminution); Pocock Industrial (thickening); Process Research Associates Ltd. (comminution, gravity, cyanidation); SGS Mineral Services (comminution, gravity, flotation, cyanidation); Terra Mineralogical Services (mineralogy); and TOMRA Systems ASA (sample sorting).

Completed test work included chemical composition and mineralogy, sample sorting, comminution tests, grind circuit modelling, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, tailings characterization, bench scale sedimentation tests, and environmental and geotechnical testing.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Metallurgical recovery forecasts vary by deposit, and range from 92.0–95.5%.

Mineral Resource and Mineral Reserve Estimates

(a)	Mineral Resources

(i)	Goose Project Deposits

Domains used in the Mineral Resource estimate for the Goose deposits were typically constructed at 0.3 g/t Au, but depending on the deposit could be raised to 0.5 g/t Au (Umwelt deep) or 1 g/t Au (Llama Extension and Nuvuyak). Geology models for the Goose Project included models for iron formation (upper and lower), greywacke (upper and lower), and dykes (felsic and gabbroic). Additional geological units were modelled as required including at Echo, Goose Main, and Nuvuyak (phyllite), Llama, Llama Extension, Umwelt, Nuvuyak, and Goose Main (deep iron formation), and Umwelt, Echo, and Nuvuyak (middle mudstone). The block models were coded by geological unit, bulk density value, and estimated gold value.

At Goose Main, Echo and Llama, specific gravity were assigned the median sample value from within local lithology wireframes. For Umwelt, Llama Extension, and Nuvuyak the specific gravity values of each rock type were assigned the median value of samples from within wireframes of the entire Goose Project. A single specific gravity value was used for overburden at all deposits.

Grade caps applied to outlier assays varied from 50–200 g/t Au. A composite length of 1.0 m was selected for all deposits. The OK interpolation method was used for the estimation of all domains for Umwelt and Echo, most domains for Llama, and five main domains for Goose Main. The ID2 method was used for the small domains in Goose Main and Llama, and for estimating Llama Extension and Nuvuyak due to the lower data density in these domains. Model validation was performed using visual and statistical checks. Confidence classification was primarily assigned based on drill spacing and number of samples to inform blocks, with manual modifications to create volumes. Drill spacing for Measured Mineral Resources was nominally 25 x 25 m at Goose Main, and 30 x 30 m for all other Goose Project deposits; Indicated Mineral Resources used a 50 x 50 m spacing at Goose Main and 60 x 60 m at all other Goose Project deposits; Inferred Mineral Resources used a 100 x 100 m spacing at Goose Main, and 120 x 120 m for all other Goose Project deposits.

(ii)	George Project Deposits

Domains used in the Mineral Resource estimate for the George Project deposits were typically constructed at 0.3 g/t Au. The geology models for the George Project all consisted of iron formation and greywacke solids. Faults (Loc1, Loc2, SL), felsic or intermediate dykes (all deposits except SL), and mudstone or pelite and phyllite solids (all deposits except SL) were provided where necessary.

For each deposit, the local specific gravities were derived using the wireframes of each rock type where possible. In the case of the GH and SL deposits, where the number of samples was <100 per rock type, the specific gravity values of rock types from the entire George data set were applied. In the case of the other deposits, if there were <100 samples per rock type, data from the adjacent deposit was added to the local values. A set specific gravity value was used for overburden at all deposits.

Gold grades were not capped for the Loc1, Loc2, GH, and SL deposits. The LCPn and LCPs deposits were capped at 40 g/t Au. A composite length of 1.0 m was selected for the LCPn and LCPs deposits. Due to the narrow width of mineralization at the Loc1, Loc2, GH, and SL deposits, a two-dimensional (“2-D”) accumulation method was used to estimate the Mineral Resource. In this method, the gold accumulation (gold grade multiplied by horizontal thickness) and the horizontal thickness were estimated into a 2-D block model, which was required during estimation to correctly assign weights to samples of different lengths. The estimated block grade was then back-calculated by dividing estimated block gold accumulation by estimated horizontal thickness of the block. With this method, one dimension of the parent block was the horizontal thickness of the mineralization. Interpolation was carried out using the OK method. Model validation was performed using visual and statistical checks. Confidence classification was primarily assigned based on drill spacing. No Measured Mineral Resources were classified. Indicated Mineral Resources required a 30 x 30 m spacing; Inferred Mineral Resources required a 50 x 50 m spacing.

(iii)	Mineral Resource Reporting

Mineral Resources considered amenable to open pit mining methods are reported within constraining conceptual pit shells that used a gold price of US$1,550 per ounce and are stated above a cut-off of 1.4 g/t Au.

Mineral Resources considered amenable to underground mining methods are reported above a cut-off of 3 g/t Au for the Goose Project and 3.5 g/t Au with a minimum width of 2 m at the George Project.

The Mineral Resource estimates have an effective date of January 15, 2021 and remain current as of December 31, 2023. Mineral Resources are reported as Measured, Indicated, and Inferred.

Goose Project Measured and Indicated Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Measured	Goose Main	Open pit	4,270	4.67	640
		Underground	52	5.08	9
	Llama	Open pit	1,770	6.29	360
		Underground	85	5.27	14
	Umwelt	Open pit	3,530	6.82	770
		Underground	6	3.82	1
Measured Total			9,710	5.75	1,800
Indicated	Goose Main	Open pit	3,760	4.02	490
		Underground	560	5.57	100
	Echo	Open pit	290	6.73	63
		Underground	690	5.37	120
	Llama	Open pit	850	6.66	180
		Underground	800	7.80	200
	Umwelt	Open pit	3,410	5.64	620
		Underground	6,230	7.61	1,530
Indicated Total			16,600	6.18	3,300
Measured + Indicated	Goose Main	Open pit	8,020	4.37	1,130
		Underground	620	5.56	110
	Echo	Open pit	290	6.76	63
		Underground	690	5.38	120
	Llama	Open pit	2,630	6.41	540
		Underground	880	7.56	220
	Umwelt	Open pit	6,940	6.24	1,390
		Underground	6,240	7.61	1,530
Measured + Indicated Total			26,310	6.02	5,090

Goose Project Inferred Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred	Goose Main	Open pit	220	3.97	29
		Underground	600	5.37	100
	Echo	Open pit	0	5.48	0
		Underground	120	4.72	17
	Llama	Open pit	13	7.40	3
		Underground	330	6.25	65
	Umwelt	Open pit	65	4.31	9
		Underground	2,920	6.03	570
	Llama Extension	Underground	1,740	7.55	420
	Nuvuyak	Underground	2,420	7.50	580
Inferred Total			8,430	6.64	1,800

Notes:

1.	Mineral Resources have been classified using the CIM Standards and have an effective date of January 15, 2021 and remain current as of December 31, 2023. Mineral Resources are reported in situ, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.	Mineral Resources are reported on a 100% project and attributable basis.

4.	The Qualified Person for the resource estimate is Dinara Nussipakynova, P.Geo., of AMC Mining Consultants (Canada) Ltd.

5.	Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit shell based on a gold price of US$1,550/oz, metallurgical recovery of 93%, selling costs of US$1.53/oz Au, 4.8% royalty, and operating cost estimates of US$3.05/t mined (mining), US$22.84/t processed (processing) and US$38.05/t processed (general and administrative) and an exchange rate of 1.31. Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off grade of 1.40 g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 3.0 g/t Au.

George Project Measured and Indicated Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Indicated	LCPn	Open pit	540	6.19	110
		Underground	180	6.98	41
	LCPs	Open pit	1,090	6.04	210
		Underground	110	7.96	28
	Loc1	Open pit	2,110	4.92	330
		Underground	400	5.86	75
	Loc2	Open pit	1,030	3.85	130
		Underground	1,220	6.19	240
	SL	Open pit	190	4.68	29
		Underground	49	4.81	8
	GH	Open pit	220	3.02	22
		Underground	7	4.14	1
Indicated Total			7,140	5.34	1,230

George Project Inferred Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred	LCPn	Open pit	21	6.07	4
		Underground	110	5.09	18
	LCPs	Open pit	27	4.55	4
		Underground	120	8.05	30
	Loc1	Open pit	180	3.46	20
		Underground	1,340	6.96	300
	Loc2	Open pit	69	2.21	5
		Underground	2,390	6.12	470
	SL	Open pit	150	4.88	23
		Underground	320	5.09	53
	GH	Open pit	550	6.40	110
		Underground	97	5.19	16
Inferred Total			5,370	6.12	1,060

Notes:

1.	Mineral Resources have been classified using the CIM Standards and have an effective date of January 15, 2021 and remain current as of December 31, 2023. Mineral Resources are reported in situ, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.	Mineral Resources are reported on a 100% project and attributable basis.

4.	The Qualified Person for the resource estimate is Dinara Nussipakynova, P.Geo., of AMC Mining Consultants (Canada) Ltd.

5.	Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit shell based on a gold price of US$1,550/oz, metallurgical recovery of 95%, selling costs of US$1.53/oz Au, 4.8% royalty, and operating cost estimates of US$3.05/t mined (mining), US$25.13/t processed (processing) and US$38.05/t processed (general and administrative) and an exchange rate of 1.31. Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off grade of 1.40g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 3.5g/t Au and minimum width of 2 m.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit and underground mineable shapes constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

(b)	Mineral Reserves

Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves following consideration of relevant Modifying Factors. Mineral Reserve estimation was based on open pit and underground mine designs, WRSF designs and mine and mill production schedules.

Open pit and underground mining methods will be used to mine the Llama, Umwelt, Goose Main, and Echo deposits. Conventional open pit mining using truck-and-shovel technology is envisaged for the open pit operations. Underground operations will use a mix of drift-and-fill (Llama and Goose Main), cut-and-fill (Umwelt), and longhole stoping (Echo).

The Mineral Reserve estimate has an effective date of December 31, 2023. Mineral Reserves are reported as Proven and Probable.

Goose Project Proven and Probable Mineral Reserves Statement

Reserve Classification	Mining Method	100% Project Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Proven	Open pit	7,471	5.42	1,302
Probable		2,412	4.80	372
Proven	Underground	537	7.21	124
Probable		8,272	6.73	1,790
Sub-Total Proven	Open pit + underground	8,008	5.54	1,426
Sub-Total Probable	Open pit + underground	10,684	6.29	2,162
Total Proven and Probable Mineral Reserves	Open pit + underground	18,692	5.97	3,588

Notes:

1. A gold price of US$1,500/oz is assumed.

2. An exchange rate of C$1.31:US$1.00 is assumed.

3. The numbers might not add due to rounding.

4. Diluted gold grades are shown/listed for both the cut-off grade and Mineral Reserves.

5. Notes for Mineral Reserves estimated using open pit mining methods:

●	Dilution and recovery factors are applied as per open pit mining method.
●	A cut-off grade of 1.72 g/t Au was used on undiluted grade for Umwelt.
●	A cut-off grade of 1.74 g/t Au was used on undiluted grade for Llama.
●	A cut-off grade of 1.70 g/t Au was used on undiluted grade for Goose Main.
●	A cut-off grade of 1.60 g/t Au was used on undiluted grade for Echo.

6. Notes for Mineral Reserves estimates using underground mining methods:

●	Dilution and recovery factors are applied as per underground mining method.
●	A cut-off grade of 3.9 g/t Au was used for Umwelt.
●	A cut-off grade of 4.1 g/t Au was used for Llama.
●	A cut-off grade of 4.1 g/t Au was used for Goose.
●	A cut-off grade of 3.5 g/t Au was used for Echo.

7. The Qualified Person for the reserve estimate is Maurice Mostert, F.AusIMM, a Qualified Person under NI 43-101.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell and underground mineable shapes; pit designs from those currently envisaged; underground mining assumptions from those currently envisaged; modifying factor assumptions, including environmental, permitting and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Mining Operations

Two years of pre-production are planned (Year −2 and Year −1) to produce stockpiled ore and develop tailings storage capacity, and will continue through with 15 years of production (Year 1 through Year 15). Simultaneous open pit and underground mining is projected to provide the process plant feed at the following rates:

•	0.9 Mtpa in Year 1 (first year): mill ramp-up year, reaching 4,000 t/d in the fourth quarter of Year 1; and

•	1.5 Mtpa from Year 2 through the remaining mine life.

Annual mine production of ore and waste is profiled to peak at 12.2 Mtpa from the open pits, with a LoM waste-to-ore stripping ratio of 10:1. Ore production from underground mining is expected to peak at 0.8 Mtpa, and will supplement the feed from the open pits. The underground mining areas are scheduled to target higher-grade material to be delivered from the Umwelt and Llama deposits early in the mine life.

To optimize project cash flow, the ROM ore is planned to be segregated into high-, medium-, and low-grade stockpiles located adjacent to the processing plant. The HG stockpile contains material >8 g/t Au. The medium-grade stockpile contains material between 5–8 g/t Au. The low-grade stockpile contains material ≤5 g/t Au but above the applicable cut-off grade. These stockpiles will also serve to buffer mill processing from mining production.

Mining commenced at the Goose Project in Year −2 (2023) at the Echo pit to provide waste rock for construction and enable the stockpiling of ore prior to the start of plant processing. Open pit mining will then transition sequentially to the Umwelt, Llama, and Goose Main pits. Open pit mining will be completed during Year 12. Underground mining is also in progress, developing along with the Umwelt decline. Underground ore production at Umwelt will begin in Year 1 and will continue into Year 15. The remaining underground deposits are mined in parallel with the Umwelt underground, but in the following sequence: Llama, Goose, and finally Echo.

Open pit mining operations will use a fleet comprising 7 m3 shovels, a 10 m3 front-end loader, 4 m3 excavators, and 64 t haul trucks. This fleet will be supplemented by drills, graders, and track and rubber-tire dozers. A 5 m bench height was selected for mining in ore and waste, with overall 20 m effective bench heights based on a quadruple-bench configuration. Underground mining operations will use a combination of two-boom jumbos, longhole production drills, 14–17 t load-haul-dump vehicles, and 30–51 t haul trucks.

Processing and Recovery Operations

The process plant was designed to produce gold doré using conventional crushing, grinding, gravity concentration, pre-oxidation, gold leaching by cyanidation, gold adsorption by CIP, and gold recovery from loaded carbon and gravity concentrate. Cyanide destruction of the tailings will be by sulphur dioxide/air. The overall design philosophy uses proven equipment with a simple and conventional single-line process flow that can be operated and maintained effectively.

The process plant will include the following:

•	Three-stage crushing circuit reducing ROM mineralized material to P80 approximately 9.5 mm;

•	Fine ore stockpile (feeding the mill) with a live capacity of 2,000 t;

•	Grinding and gravity circuit comprising a ball mill (P80 approximately 175 μm), a fine grind mill (P80 approximately 50 μm), and three centrifugal gravity concentrators;

•	Cyanide leaching and carbon adsorption circuit;

•	Carbon stripping and reactivation circuit;

•	Gold electrowinning and refining circuit producing doré; and

•	Tailings handling circuit, including cyanide destruction with sulphur dioxide/air and thickening.

The process plant nameplate capacity will be 4,000 t/d.

Infrastructure, Permitting, and Compliance Activities

The infrastructure required for the Goose Mine is described in the Goose Project Report, and includes the process plant, port, TSF, power plant, accommodation camp, roads, airstrip, mine services area, fuel storage, open pit and underground mines, stockpiles, WRSFs, and water management.

Waste rock will be identified, segregated, and deposited as appropriate during the mining operation. Over the LoM, approximately 100 Mt of waste rock will be produced from underground and open pit mining, including unconsolidated overburden. Waste rock is categorized as being either potentially acid-generating (“PAG”) or non-potentially acid generating (“NPAG”). Rock required for constructing pads, roads, and other infrastructure will be sourced from the available NPAG waste rock. The execution plan for the Goose Project is based on sourcing this construction material from the pre-production phase of mining. As per the approved current permit, the closure strategy is for the waste rock to be under a thermal cover, and PAG material will be capped with a 5 m thick NPAG cover.

All tailings will be disposed of in the mined-out Echo, Umwelt, and Llama open pits. Tailings will be thickened in the process plant and placed sub-aqueously within the pits to minimize ice entrainment. The tailings in the Echo Pit will eventually be covered with waste rock, while the tailings in the Umwelt and Llama Pits will have water covers. The Goose Main pit will not be required for tailings disposal, and instead will be the final repository for any saline water generated.

Three types of water will be managed at the Goose Project:

•	Contact water: surface water runoff that contacts disturbed areas. This includes runoff from WRSFs, stockpiles, open pits, and plant site infrastructure rockfill pads;

•	Saline water: groundwater inflows from underground developments that extend below the basement permafrost and open pit mining where a talik zone is present; and

•	Non-contact water: all other surface runoff that does not contact disturbed areas.

Contact water will be used to meet process water requirements to the extent possible, so that make-up water withdrawals from Goose Lake are minimized. The handling of contact water is also influenced by tailings disposal plans. Non-contact water diversions will be constructed to minimize the volume of contact water on site. The volume of saline and contact water requiring temporary storage on surface will be reduced using reverse osmosis so that it is less than the available storage, until the Goose Main pit becomes available.

Extensive baseline studies were carried out from 2010–2014, leading to the submission of a Final Environmental Impact Statement to the Nunavut Impact Review Board in 2015. Additional baseline and monitoring programs were completed in support of establishing baseline data prior to operations commencement. We have obtained all of the necessary approvals and permits required for constructing and operating the Goose Project.

The IIBA with the KIA was reached in April 2018. The parties entered a 20-year benefit and land tenure agreement under a Framework Agreement setting out rights and obligations with respect to surface land access on Inuit-owned land. The IIBA also commits us to providing various socioeconomic opportunities throughout the Kitikmeot Region, including preferential employment, contracting, the formation and terms of an Inuit Environmental Advisory Committee, training for Kitikmeot Inuit, and the payment of all applicable fees and royalties to the KIA. The IIBA is managed by a joint committee of appointed members from both the Company and the KIA, dedicated to ensuring implementation of the terms contained within.

We have continued to maintain long-standing relationships in Nunavut, and within the Kitikmeot Region in which the Goose Project is situated, with the communities potentially affected by the Goose Project: the KIA; Nunavut’s Institutes of Public Government; the Government of Nunavut; and federal regulatory agencies. Consultation records are maintained in a database.

An Interim Closure and Reclamation Plan was approved by the Nunavut Water Board under the Type A Water Licence, and the financial security is posted to Crown-Indigenous Relations and Northern Affairs Canada for water-related closure costs and the KIA for land-based reclamation activities associated with the Goose Project. The amount of security required was agreed upon during the regulatory phase in 2018. The Preliminary Closure and Reclamation Plan has been updated to reflect changes to the mine plan, and closure costs have similarly been reviewed and indexed for inflation.

A single, captive power plant will be used to meet the electrical power demands of the complete Goose Project operation, including the underground mine. The power plant will consist of diesel-fired reciprocating engine generator sets. To maximize overall efficiency, this power plant will operate as a combined heat and power plant whereby the waste heat is recovered. The installed power-generating capacity will be 18 MW at the Goose Project and 0.675 MW at the port site. Buildings and facilities at the Goose Project will be heated by heat recovered from the power plant, as well as electric and oil-fired heating systems. The underground mine air will, where required, be heated by a dedicated diesel-fired furnace.

Equipment, supplies, and fuel will be transported to the marine receiving and staging facility on Bathurst Inlet, approximately 130 km north–northwest of the Goose Project by ocean-going, ice-class barges, and ships from western and eastern ports in Canada. The port site will be connected via winter ice roads to the Goose Project during construction and operations. Fuel and cargo will be received and staged at the port during the summer months when there is no sea ice, typically from August to September, and will be transported to the Goose Project by truck from January to April. Outside of these periods, port activities will be limited to on-site storage and periodic monitoring for loss prevention.

Capital and Operating Costs

Capital Costs

Capital costs are based on vendor quotes, factoring, and LoM projections.

Updated project capital costs as disclosed by B2Gold in January 2024 are provided in the following table.

Updated Capital Cost Estimate

Area	Initial (C$ million)	Sustaining (C$ million)	LOM Total (C$ million)
2022 Goose Project Report Capital Cost Estimate	610	419	1,029
Inflation through Sabina Transaction	130	n/a	130
B2Gold Design and Implementation Updates	60	n/a	60
June 2023 B2Gold Capital Cost Update	800	n/a	1,219
Labour, inflation, and infrastructure updates	250	n/a	250
January 2024 B2Gold Capital Cost Update	1,050	n/a	1,469

Notes:

1.	Totals may not sum due to rounding.

2.	The projected LoM for the Goose Mine is 15 years of production, commencing in 2025.

The Goose Project Report capital cost estimates were developed using engineering calculations and measurements based on three-dimensional (3-D) models or engineering drawings as applicable, applying directly related project experience, and the use of general industry factors. Wherever possible, the estimates used for the Goose Project were obtained from engineers, contractors, and suppliers who have provided similar services to existing operations and demonstrated success in executing the plans set forth in the study.

The Goose Project Report capital cost estimates include all pre-production mining activities in Years −3, −2 and −1, and are based on owner-performed construction and mining. The capital estimate is based on the execution plans described in the Goose Project Report. Sunk costs and owner’s reserve were not considered in the capital estimate. The sustaining capital estimate is based on required underground development; mining equipment acquisition and rebuilds; and mining infrastructure installations as per the mine plan. The sustaining capital also includes a nameplate capacity expansion of the process plant to 4,000 tpd in Year 2 of operation.

The January 2024 B2Gold capital cost estimate totals C$1,050 million. After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, we have revised the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables, and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation.

Operating Costs

The Goose Project Report estimated the average LoM unit operating costs at C$141 per tonne processed, summarized in the following table.

Operating Cost Forecast

Area	LOM (C$ million)	Tonnes Processed (C$/t)
Open pit mining	355	18.97
Underground mining	715	38.22
Processing	693	37.06
Site and offsite services including freight	450	24.04
General and administrative, camp, and Owner’s costs	415	22.21
Total Operating Cost Estimate	2,627	140.50

Note:

1.	Average LoM open pit mining cost amounts to C$4.16/t mined at a 10:1 strip ratio; average LoM underground mining cost amounts to C$81/t mined.

2.	Mining costs are averaged over total mine production.

3.	The projected LoM for the Goose Mine is 15 years of production, commencing in 2025.

The following list summarizes the key Goose Project Report assumptions used to develop the operating cost estimate:

•	Mining operations will be performed by the owner (Sabina) using owner-purchased equipment;

•	Electrical power will be generated at site using fuel delivered to MLA at the price of C$0.91/L for power generation and C$0.95/L for mobile equipment, yielding an estimated LoM power cost of C$0.26 kilowatts per hour;

•	The process plant will process 3,000 tpd expanding to 4,000 tpd in Year 2 (~1.1 Mtpa) of ore; and

•	The mine will use a peak total workforce of approximately 580 people, including all contract labour.

We conduct ongoing exploration and analyses at our advanced projects with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

The capital cost estimates and operating cost estimates in the tables above under the heading “ - Capital and Operating Costs” are based on estimates and mine plans for the Goose Mine at the dates indicated.

Production, Development, and Exploration

We have not reported any production from the Goose Mine, and no production is forecast for 2024. The Goose Project has an estimated two-year construction period, which is expected to be completed in the first quarter of 2025, and the first gold production is forecast for the first quarter of 2025.

Since the acquisition of Sabina, B2Gold has worked to integrate its in-house construction team with the Sabina team, as well as rescope the external contractors working on the Goose Project. Through these integration efforts and based on prior experience at our current operations, we estimate that moving to an Owner-operated construction model versus a fixed priced engineering, procurement and construction contract for the construction of the process plant will save money and result in a mill with higher availability and lower sustaining capital requirements. Using an Owner-operated team also allows for flexibility in construction and the ability to refocus construction activities as needed. In addition, our in-house purchasing team has identified significant savings by purchasing certain mobile equipment versus the ‘lease to own’ purchase model used by Sabina, and through lower negotiated pricing for certain reagents and consumables required for project construction and commissioning.

We have identified various items that will be added to the original Sabina scope in order to further de-risk the construction phase and maximize the long-term value of the asset. These items include, among others:

•	Emulsion explosives plant and mining support fleet;

•	Additional power generation capacity and expanded site power distribution;

•	Additional shipping redundancy costs to further de-risk the timing of mill completion in the first quarter of 2025;

•	Secondary steel including platforms, grating, and handrails to meet project and safety requirements;

•	Information technology and enterprise resource planning improvements;

•	Improved on-site assay laboratory; and

•	Additional fuel tanks at the marine laydown area and at the Goose Project to provide extended on-site operating reserves (and to support potential project expansions).

In addition, we have used current market pricing for costing of various consumables that will be used during the construction phase, mainly related to fuel and diesel.

Capital construction at the Goose Mine continues to progress on track, with the project remaining on schedule to pour first gold in the first quarter of 2025. Concrete and steel works in the mill area to date are progressing ahead of schedule. Exterior cladding of the mill building and truck shop is complete and cladding of the power house will commence in the first quarter of 2024, allowing for work to continue through the colder months and remain on schedule. Additionally, the ball mill will be set in place in the first quarter of 2024, approximately four months ahead of schedule, and the focus will switch to piping, electrical, and mechanical systems as materials begin to arrive via the winter ice road from the marine laydown area. Progress to date has considerably de-risked the Goose Mine as the site ramps up to the peak 2024 construction season.

Following the successful completion of the 2023 sea lift, construction of the 163 km winter ice road between the marine laydown area and the Goose Mine has been completed. The winter ice road is fully operational and will be used to transport all required materials from the marine laydown area to the Goose Mine by the end of April 2024, keeping the Goose Mine on schedule for completion of construction in the first quarter of 2025.

In 2024, we expect to incur approximately C$280 million in construction capital costs. Future construction cost variance is expected to be minimal as over half of the construction capital costs to be incurred in 2024 are related to labour to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract. In the fourth quarter of 2023 and post-acquisition to December 31, 2023, C$171 million and C$381 million, respectively, was spent on construction activities at the Goose Mine.

In addition, the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production is estimated at approximately C$200 million (including approximately C$125 million of direct mining costs related to open pit and underground development). The cost of these initiatives is primarily related to optimization changes in the underground mine plan as a result of switching the underground mining method to long-hole stoping and prioritizing ore from the Umwelt crown pillar area ahead of the zones below. It is anticipated that the increase in underground development costs will be offset during operations through lower sustainable operating costs than could be achieved with the cut-and-fill underground mining method. Additionally, we have elected to advance open pit mining of the Echo Pit, which is underway and will produce construction fill, stockpile ore, and provide tailings storage capacity. Open pit mining of the Umwelt Pit commenced in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. In 2024, we expect to incur approximately C$170 million in open pit and underground development, deferred stripping, and sustaining capital expenditures.

In 2024, we will undertake a buildup of working capital over the Goose Mine construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase and initial years of operation by including 2025 and certain 2026 consumables and sustaining capital equipment on the 2024 sealift. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements for operations in 2025 and part of 2026; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. It is estimated that approximately C$205 million of fuel, reagents, and other working capital items will be purchased in 2024 to build up site inventory levels, which will substantially de-risk the project from operational and supply chain disruptions. Post-acquisition to December 31, 2023, C$57 million of consumables inventory costs were incurred, including long-term consumable costs of C$44 million.

We continue to analyze ways to optimize the Goose Mine LoM plan. Areas of optimization currently being studied include:

•	Mining of the Umwelt crown pillar: the crown pillar between the Umwelt open pit and underground mining areas contains over 150,000 gold ounces and was only partially included in prior production schedules. Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit;

•	Underground mining method: development mining is effective in complex high grade deposits, but with relatively high mining costs. We have determined that most of the Umwelt underground mine can be mined effectively with long-hole stoping, which is expected to reduce costs and increase ore production rates; and

•	Renewable power generation: the Sabina team identified the potential for wind power generation during prior ownership, and studies are in progress to identify the best solution and to quantify the potential operational and cost impact to the Goose Mine.

In 2023 we drilled 24 core drill holes (5,985 m) at the George Project to test for extensions of known mineralization and to test exploration targets. At the Goose Project we drilled 57 core drill holes (23,111 m) to gather geotechnical data, potentially de-risk existing zones and test the extents of known mineralization.

OTHER PROPERTIES

Gramalote Project

On December 23, 2019, we entered into an amended and restated agreement with AngloGold with respect to the Gramalote Project, and on January 1, 2020, we assumed the role of the operator of the Gramalote Project. The in-country operating entity is Gramalote Colombia Limited (“Gramalote Colombia”). On October 5, 2023, we acquired the remaining 50% interest of the Gramalote Project owned by AngloGold resulting in B2Gold owning 100% of the Gramalote Project. See details under “General Development of the Business”.

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 100 km northeast of Medellin, the regional capital of the Department of Antioquia. Gramalote Colombia holds 11,023.28 ha in three registered concession contracts, namely integrated mining permit 14292, totalling 8,720.71 ha (referred to as the Gramalote Ridge permit), concession title 4894, totalling 2,292.81 ha (referred to as the Trinidad permit) and concession QHQ-16081, totalling 9.78 ha. In addition, there is an application for mineral title, LJC-0812, which collectively total 11,114.41 ha. Once in production, state royalties on the gold and silver will be payable at approximately 3.2% of the gross metal value at the plant site.

To extend the exploration activities into the Concession Contract 4894, Gramalote Colombia submitted an integration request between the contracts 4894 and QHQ16081 in August 2023. If the mining authority approves the integration, Gramalote Colombia will have eleven additional years after the integration approval to advance exploration in these areas. The Gramalote Project continues to benefit from local, regional, and national government support as well as continuing support from local communities.

The Mineral Resource estimate has an effective date of December 31, 2023.

Gramalote Project Indicated Mineral Resources Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Gramalote Ridge	192,220	0.68	4,210
Total Indicated Mineral Resources	192,220	0.68	4,210

Gramalote Project Inferred Mineral Resources Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Gramalote Ridge	11,990	0.48	190.0
Monjas West	21,490	0.64	440.0
Trinidad	51,880	0.51	850.0
Total Inferred Mineral Resources	85,370	0.54	1,480

Notes:

1.	Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2.	The Qualified Person for the resource estimate is Andrew Brown, P.Geo., Vice President, Exploration.

3.	The Mineral Resource estimate has an effective date of December 31, 2023.

4.	Mineral Resources assume an open pit mining method.

5.	Mineral Resource estimates are reported within a conceptual pit based on a gold price of US$1,850/oz, metallurgical recovery of 81.7–84% for oxide and 90.9–97.6% for sulphide, operating cost estimates of US$2.36–US$2.61/t mined (average mining cost), US$5.39–US$5.47 for oxide, US$8.39–US$8.49/t for sulphide processed (processing) and US$2.10/t processed (general and administrative),and selling costs of US$62.04/oz including royalties and levies.

6.	Mineral Resources are reported at cut-off grades of 0.16 g/t gold for oxide and 0.19 g/t gold for sulphide.

In late 2023, we completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller-scale project. The results of this review provided the optimal parameters that are being used in the preliminary economic assessment that we expect will be completed by the end of the second quarter of 2024.

Calibre Operations

On October 15, 2019, we completed the sale of the El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua to Calibre, pursuant to which we acquired an approximate 33% equity interest in Calibre (the “Calibre Transaction”). Following the acquisition of Fiore Gold Ltd in 2023 and the acquisition of Marathon Gold Corporation in January 2024, as at the date of this AIF, we hold approximately 15% of the total issued and outstanding common shares of Calibre (“Calibre Shares”). In connection with the Calibre Transaction, B2Gold and Calibre entered into an Investor Rights Agreement pursuant to which, provided we hold 5% or more of the issued and outstanding Calibre Shares, we are entitled to designate one individual to serve as a director of Calibre. In addition, provided we hold 10% or more of the issued and outstanding Calibre Shares, we have the right to participate in any equity or convertible debt financings by Calibre, in order to maintain our pro rata ownership in Calibre at the time of any such financing, and we have pro rata top up rights in the event Calibre issues Calibre Shares in connection with a transaction, other than an equity financing, which would result in the dilution of our holdings by more than 1%.

Based on our equity interest in Calibre, in 2023, our attributable share of gold production from Calibre’s operations was 68,717 ounces. In 2024, we estimate that, based on maintaining a 15% equity interest in Calibre, we would have an attributable share of Calibre’s projected gold production of between 40,000 and 50,000 ounces.

RISK FACTORS

Risks Related to the Company

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The following risk factors could materially adversely affect our future business, operations and financial condition, and could cause actual events to differ materially from those described in our forward-looking statements. The risks factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any such risks occur, our business may be harmed, and our results of operations and financial condition may be adversely affected.

Mining is inherently dangerous and subject to conditions or events beyond our control, including problems related to weather and climate in remote areas in which certain of our operations are located, which could have a material adverse effect on our business.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, flooding, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations, affect the profitability of our operations, lead to a loss of licences, damage community relations and affect our reputation.

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations, our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; purchases and sales of gold by central banks; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

Although the price of gold increased over the most recently completed fiscal year, from $1,843.25 per ounce on January 3, 2023 to $2,062.40 per ounce on December 29, 2023, future price declines could cause commercial production or the development of new mines to be impracticable or unpredictable. If gold prices decline significantly, or decline for an extended period of time, we may be unable to continue our operations, develop our properties, fulfill our obligations under our permits and licences or under our agreements with our partners, or continue to pay dividends at the current rate or at all. As a result, we could be forced to discontinue our operations or development activities, or to abandon or sell our interest in some or all of our properties, which could have a negative effect on our profitability and cash flow.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This AIF and our other public disclosure contain guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change, or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; regional epidemic or pandemic of disease, including the spread of COVID-19; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including construction materials, explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, imposition of sanctions, insurrection, war or acts of terrorism or violent crime; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations, or new restrictions or regulations, imposed by governmental or regulatory authorities; permitting or licencing issues; difficulties in resettlement processes, when required; claims by landowners; overlapping with other activities declared as activities for the public benefit; issues arising from the presence of illegal miners; obstacles and requisites imposed by local financial entities; shipping interruptions or delays; or other risks described herein.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including the Philippines, Namibia, Mali, Canada, Colombia, and Finland. As a result, our operations are exposed to various levels of political, economic, criminal and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: the existence or possibility of political or economic instability; conflict; terrorism; hostage taking; violent crime; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; governmental legislation and regulations relating to foreign investment and the mining industry; changes in taxation laws or policies or changes in the interpretation of such taxation laws or policies; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; imposition of sanctions; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining laws and social policies; social unrest on account of poverty or unequal income distribution; economic empowerment, Indigenous or local ownership legislation; disease; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties located in developing countries, including Mali, the Philippines, Namibia and Colombia, and our mineral exploration and mining activities may be affected to varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Some of these countries have experienced, or are currently experiencing, varying degrees of civil unrest and instability. Changes, if any, in mining or investment laws or policies, political attitude or the level of stability in such countries may adversely affect our operations or profitability.

Moreover, governments throughout the world are continuing to target the mining and metals sector to raise government revenue. Numerous countries, including certain of those in which we operate, have introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to: changes of laws or governmental regulations affecting foreign ownership; mandatory state participation; citizenship participation in decisions related to mining activities; delegating to municipal authorities to determine the use of soil; taxation and royalties; exchange controls; permitting and licencing of exploration, development and production; land use restrictions; price controls, export controls, and export and import duties; restrictions on repatriation of income or return of capital; requirements for local processing of mineral products; environmental protection; requirements for employment of local staff or contractors; and requirements for contributions to infrastructure and social support systems. The impact of resource nationalization can have a material adverse effect on our business, our operations, and our profitability.

There can be no assurance that the countries in which we operate that have yet to adopt resource nationalization frameworks or regimes will not do so in the future. There can also be no assurance that the terms and obligations of resource nationalization regimes to which our operations are subject will not increase or become more onerous. Government policy is beyond our control, may change without warning, and could have the effect of discouraging further investment in our operations or limit the economic value we may derive therefrom.

Furthermore, there can be no assurance that our assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these kinds of circumstances, there is no assurance that such measures will effectively or sufficiently compensate us (and our investors), nor is there any assurance that such compensation would occur in a timely fashion.

Our operations in the following jurisdictions are subject to certain additional risks including the following:

(a)	Mali

In 2023, the Government of Mali undertook some major reforms in the mining sector. The 2023 Mining Code and a local content law were adopted on August 29, 2023. The 2023 Mining Code provides for an increase in the State’s potential interest in mining projects from 20% to 30%. The government’s initial interest is maintained at 10%, but the additional interest that may be acquired by the government has increased from 10% to 20%, with a further 5% interest that must be available to be acquired by a local Malian stakeholder, raising the aggregate State and private Malian interests in new projects to a potential total ownership interest of 35%.

The 2023 Mining Code introduces some other key changes including increase of taxes and ISCP, absence of tax exoneration on petroleum products during exploitation phase, introduction of new funds the contributions to which are based on revenue, limited tax and customs regimes stabilisation, separate mining convention to be signed for the exploration and for the exploitation phase.

At the same time, the Malian government adopted a local content law that will require mining companies and sub-contractors to give priority to nationals, local communities, national companies and locally produced materials, provision of services by local companies and skills transfers in the mining sector.

The government continues to work on clarifying the local content law including appropriate timeline for these changes to be effective. The final application of the local content law remains subject to the issuance of an implementation decree.

We continue to engage with the Malian government in clarifying the application of the 2023 Mining Code to existing and future projects in Mali (the Fekola Mine is governed by the Fekola Convention) as well as the timing for the enforcement of all obligations included in the 2023 local content law.

Following the 2022 national audit of mining companies to determine if Mali was receiving a fair share of the profits generated by its mining sector, the government suspended the issuing of exploration and exploitation mining licences. Additional production from the Anaconda Area depends on the government restarting the issuances of permits and issuing a new exploitation permit for the Anaconda Area.

The military junta has yet to hold an election to transition back to a democratic civilian government, resulting in mounting security and economic costs to the population. Presidential elections were previously expected to take place in February 2024. However, elections have been postponed indefinitely and there is currently no timetable in place for the return to a civilian government. The new constitution allows President Assimi Goita to dictate government policy and grants him the power to dissolve the parliament.

Mali has continued to distance itself from several Western and regional partners, notably France. The transitional Government also requested the immediate withdrawal of the United Nations peacekeeping mission in Mali, which was completed by December 31, 2023.

Economic conditions have also deteriorated over the past years, characterized by a rise in poverty, lack of sufficient health care, and a persistent energy crisis. There is considerable risk that the current situation could lead to tensions amongst members of the junta or an uprising of the civilian population.

Ongoing instability in Mali and changes to the political and security situation there could have unforeseen and potentially material and adverse impacts on our business, operations, financial condition and assets.

(b)	Namibia

Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members. The Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, and as a result the Namibian government may introduce additional taxes or increase current tax rates, which in turn could have a material adverse effect on our business.

In 2015/2016, Namibia released two versions of the Namibia Equitable Economic Empowerment Framework bill (the “NEEEF Bill”), a controversial bill which proposed, in effect, the forced transfer of 25% of the shares or economic interest in any business enterprise conducting business in Namibia to certain designated persons, being persons of colour, women and disabled persons (“Designated Persons”). While the NEEEF Bill contained various controversial provisions, which may ultimately render it unconstitutional, it caused considerable uncertainty in the Namibian business community and the investor community, and as a result it remains under discussion and revision. During March 2018, the President of Namibia, in his State of the Nation Address, announced that the controversial 25% ownership pillar would be abolished. In February 2020, the latest version of the NEEEF Bill was presented to the Cabinet Committee on Legislation (the “2020 NEEEF Bill”). While the 2020 NEEEF Bill removed many of the controversial provisions contained in the previous versions, it creates additional uncertainty in that its application appears to be dependant on the promulgation of what is referred to as “Standards” by the Minister who administers the 2020 NEEEF Bill, and the ambit of such “Standards” has not been set. The 2020 NEEEF Bill may likewise be unconstitutional. It is not clear whether there will be a further round of consultation on the bill, and regulations and “Standards” would need to be promulgated before the bill, in whatever revised form, becomes operative. While the 2020 NEEEF Bill is not publicly available, there is a document in circulation which has been referred to in a recent speech by the Prime Minister as the National Equitable Economic Empowerment Act, 2021, which appears to contain the substantive principles of the 2020 NEEEF Bill. At the date of this AIF, no further drafts of the 2020 NEEEF Bill have been circulated to the public.

In 2016, the Namibian parliament passed a new investment law termed the Namibia Investment Promotion Act, 2016 (Namibia) (the “Namibia Investment Promotion Act”), which has not yet come into force. If it were to come into force, the Namibia Investment Promotion Act would materially change the legal basis upon which foreign investments are to be made, maintained and withdrawn from Namibia. The law provides for reservation of certain businesses to Namibians and requires approval of the Minister of Trade and Industrialisation, on essentially a discretionary basis, in connection with making an investment, expanding an investment and disinvesting. The law would also abolish the recourse of foreign investors to international tribunals by insisting that any disputes be exclusively dealt with under Namibian law and by Namibian courts. Further, the Namibia Investment Promotion Act may have a negative effect on investor security and new investments into Namibia. In the absence of regulations or guidelines with respect to the approval process, it is entirely at the discretion of the Minister to determine what type of foreign investments, changes to current investments or disinvestments will be allowed, and it is difficult at this stage to anticipate the extent to which the Namibia Investment Promotion Act would affect the Otjikoto Mine in practice. Towards the end of 2021, the Minister of Trade and Industrialisation re-introduced a further version of the Namibia Investment Promotion Act, which version, following public outcry, was quickly withdrawn on November 30, 2021 and is currently not before parliament. Any such legislation, upon becoming operative, would introduce changes to the foreign investment regime which could have a material adverse effect on our business, operations and financial condition.

(c)	Philippines

The Philippines has and continues to experience certain degrees of instability due to terrorism. Although security in certain areas of the country has improved, there can be no assurance that the security situation in the Philippines will not deteriorate further, or that terrorist activities in the country will not increase, thereby disrupting the ability of the Masbate Gold Project to continue its gold production. Any such impact on our operations in the Philippines could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State, which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines, corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”) provides penalties for, among others, (i) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (ii) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens. The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized businesses or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (y) no Filipino can do such technical work, and (z) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. There is the risk that, given the limited precedents to date in the country, the structure through which we hold the Masbate Gold Project could be challenged or require changes. The imposition of, or a failure to comply with, Philippine regulations could have a material adverse effect on our business, operations and financial condition.

(d)	Colombia

While security conditions have improved in Colombia, security issues persist, and the peace agreement signed with the Revolutionary Armed Forces of Colombia, the largest and oldest rebel group, has created other security issues and has helped to strengthen criminal gangs and other small rebel groups. The Government is currently advancing negotiations simultaneously with the ELN rebel group and certain criminal gangs with the aim of attaining general peace. Nevertheless, the potential for security conditions to deteriorate and the development of new types of terrorism remains a risk with respect to our exploration and development at the Gramalote Project.

In addition, Colombia has a history of corruption, drug trafficking and illegal exploitation of minerals. Antioquia department, where the Gramalote Project is located, has been reported as the department that has one of the highest concentrations of illegal gold mining activities in Colombia. These circumstances could negatively impact our operations if they are not adequately addressed by authorities.

While Colombia has a steady legal system and independent judges and courts, inconsistencies in legal interpretation of laws applicable to mining, and sudden changes of the judges’ and courts’ positions, create risks and uncertainties for mining companies in Colombia. Further, NGOs, academics and communities are frequently opposed to large-scale mining (and vocal about such opposition) as they consider it to be a threat to the environment and to social organization. Social movements have also had a significant impact in legal decisions aimed to protect the environment, the Indigenous and Afro-Colombian communities, and the people of areas affected by extractive projects. It is likely that social movements will continue as an influential factor with respect to Colombian political and legal decisions related to the mining industry. Such decisions can be unpredictable and could cause us to incur additional expense and affect the exploration and development of the Gramalote Project.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community or government or other interference in the maintenance or provision of such infrastructure, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like HFO, diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and in certain circumstances may be fixed by governments, and changes can be material, occur over short periods of time and be affected by factors beyond our control, including war or civil unrest. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, including as a result of increased taxes on such commodities or construction materials or tighter supplies thereof, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which in turn could have an effect on our operating costs, capital expenditures and production schedules.

The Company may experience difficulties as a result of operating in remote locations.

Certain of our operations are located in remote areas and are affected by severe weather events and climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate, either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

The Goose Project is located in the Back River Gold District in the Kitikmeot Region of Nunavut in northern Canada, 400 km north of Yellowknife, the nearest territorial capital city. The Company’s operations are constrained by the remoteness of the Back River Gold District, particularly as the Winter Ice Road is the only route between the Marine Laydown Area (“MLA”) and the Goose Project site, and it is open only during the coldest months of the year. Most of the materials that we require for the operation of the Goose Project must be transported through the MLA during the short shipping season, which may be further truncated due to weather conditions. If we are unable to acquire and transport necessary supplies during this time, it may result in a slowdown or stoppage of operations and/or cost increases at the Goose Project. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through the MLA during this shipping window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations. The remoteness of the Goose Project also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company’s ability to attract and retain qualified mining, exploration and/or construction personnel.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations could have a material adverse effect on our performance and profitability.

We are subject to the taxation laws of several different jurisdictions. These taxation laws are complicated and subject to change, review and assessment in the ordinary course. Any changes in taxation law, as well as reviews or assessments, could result in us paying higher taxes, which in turn could adversely affect our performance and profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets. Although the Company has tax stabilization agreements with some of the countries in which it operates, there can be no certainty that such agreements will be upheld or not withdrawn in the future.

As noted above, governments have used new or increased taxes, including taxes specific to the mining industry, such as income taxes, excise taxes and royalties to raise government revenue.

While we have implemented initiatives to assess the impact of new and potential tax changes or reforms on our business and operations, we have no control over the adoption or implementation of such proposed legislative amendments, or the final form of any such tax changes which may or may not be as anticipated. In addition, governments have proposed tax amendments in the past and ultimately not followed through with them or adopted significant amendments. Accordingly, the timing and impact of any tax changes or reforms (including those described above), if adopted, and the extent to which they may have an impact on us, which may be material and adverse, is not presently known. Further, there can be no assurance that we will be able to undertake steps to mitigate the effects of such tax changes to preserve or promote our economic performance.

We may complete intercorporate transactions, corporate reorganizations and reorganizations of the entities holding our projects. If such transactions and/or reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on our business. We are also subject to ongoing tax audits from time to time. Adverse results of such tax audits may have a negative effect on our business.

Mineral exploration and development is speculative and involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our non-producing properties. The development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities, with sufficient grade to justify commercial operations, or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Properties not yet in production, such as the Goose Project, starting production, or slated for expansion are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Further, feasibility studies, pre-feasibility studies, and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, operations, financial condition and our share price.

In addition, developments, such as the Goose Project, are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines, including building mining and processing facilities for new properties, are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

At the Goose Project, construction costs and the estimated completion time may be negatively impacted as result of inflation, labour availability and productivity, the availability of equipment and materials, weather, market conditions or other events that impact construction and commissioning schedules and may have a material adverse effect on our business operations, liquidity, and capital resources. We announced that the costs of construction increased by approximately $250 million. The construction budget increase was driven by a variety of factors, including labour and site operating costs, inflation, global supply chain issues, logistics of operating in the Northern terrain, addressing design deficiencies in power generation and distribution, laboratory, piping, and controls and instrumentation, and we may experience further increases in capital expenditures and construction and delays in the commencement of mining activity or commissioning of the mill, which ultimately could impact the timing of the first gold pour, which is expected in the first quarter of 2025. Actual costs and economic returns from the Goose Project may differ materially from our estimates and variances from expectations could have a material adverse effect on our business, financial conditions and results of operations and, liquidity.

Other risks associated with mineral exploration and development include but are not limited to: the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for; unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical and geological conditions; incorrect data on which engineering assumptions are made; potential increases in construction and operating costs due to shortages of and/or changes in the cost of fuel, power, materials, security and supplies; adequate access to the site and unanticipated transportation costs or disruptions; potential opposition or obstruction from NGOs, environmental groups or Indigenous groups or local groups, which may delay or prevent development activities; equipment failures; natural phenomena; exchange rate and commodity price fluctuations; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments; and other risks associated with mining described herein.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business, operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our principal assets and operations are located in Mali, the Philippines, Namibia and Canada. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

•	Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

•	Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade, income tax and other payables, equipment loan facilities, reclamation and closure costs obligations, warrants and gross balance exposure; and

•	Translation exposure: our functional and reporting currency of all consolidated entities is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Philippine peso, Namibian dollar, West African CFA franc (which is pegged to the Euro) and the Euro fluctuate against the U.S. dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Our operations are subject to stringent laws and regulations, which could significantly limit our ability to conduct our business.

Our activities are subject to stringent laws and regulations governing, among other things: prospecting, development and production; imports and exports; taxes; labour standards and occupational health and mine safety; mineral tenure, land title and land use; environmental protection, including protection of endangered and protected species; social legislation and laws related to the protection and title of Indigenous peoples; and other matters. Failure to comply with applicable laws and regulations may result in enforcement actions or other liabilities, including orders issued by regulatory or judicial authorities suspending or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in significant expenditures, loss of permits, reduced or suspended production and damage to our reputation. There can be no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged, or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results. New laws and regulations, amendments to existing laws and regulations, administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our ability to operate successfully, including our ability to continue our operations, results of operations, future cash flow and financial condition.

Mineral rights or surface rights to our properties may be subject to renewal or extension requirements which may not be granted or such rights could be challenged, and, if a renewal or extension is not granted or a challenge is successful, it could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration, development activities and mining operations will depend on several factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be able to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licences may be renewed, extended or transferred into other forms of licences appropriate for ongoing operations, no guarantee can be given that a renewal, extension or transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. Several of our interests are the subject of pending applications to register assignments, extend the term, and increase the area, or to convert licences to concession contracts or exploitation permits, and there is no assurance that such applications will be approved as submitted.

Further, the interests in our properties may not be free from defects, and the contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be significantly challenged, altered or revoked, whether by state authorities, Indigenous groups, third parties or otherwise, to our detriment. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

We must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The LoM estimate for each of our operating mines is based on our best estimate in respect of Mineral Reserves and Mineral Resources given the information available to us.

Actual ore mined may vary from estimates of grade, tonnage, dilution and metallurgical and other characteristics, and there is no assurance that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

In addition, fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Our LoM estimates and production schedule at the Otjikoto Mine assumes blending production from low-grade stockpile material that has been classified as Indicated Mineral Resources and not Mineral Reserves. Although we have been successful in converting Mineral Resources to Mineral Reserves in the past, there is no certainty of converting Mineral Resources to Mineral Reserves and it may not be successful in the future. Due to uncertainty that may attach to Inferred Mineral Resources, there is no certainty that Inferred Mineral Resources will be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration.

Investors, including U.S. investors, are cautioned that "inferred mineral resources" have a lower level of confidence than that applying to "indicated mineral resources" and cannot be directly converted to a "mineral reserve". Qualified persons have determined that it is reasonably expected that the majority of the reported "inferred mineral resources" could be upgraded to "indicated mineral resources" with continued exploration. Under Canadian rules, "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

We require licences, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in Mali, the Philippines and Namibia, our mine under construction in Nunavut, and our various exploration and development projects, are subject to receiving and maintaining licences, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licences, permits and approvals, and approvals that we believe are necessary for the operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such licences and permits or obtain any other permits or approvals that may be required.

In Namibia, certain new mineral licences or renewals of existing mineral licences may be subject to certain terms and conditions relating to “Namibianisation”, that is, transferring a portion (commonly 5%) of the shareholding in the respective licence holder to Namibian citizens, Namibian controlled companies, Designated Persons or companies held by Designated Persons, and undertaking social welfare or community upliftment obligations, specifically in respect of women and youth as well as the poor. It may also be subject to the licence holder appointing a certain percentage of its management (currently 20%) from Namibian citizens, specifically also Designated Persons. As of 2020, the aforesaid Namibianisation conditions are generally no longer applied by the Minister of Mines and Energy to new exclusive prospecting licences, but they are applied to new mining licences and, presumably, also to renewals of mining licences.

There have been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licences, permits and approvals for future operations, or additional licences, permits and approvals associated with new legislation. An inability to obtain, or to conduct our mining operations pursuant to, applicable authorizations would materially reduce our production and cash flow and could negatively impact our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the renewal of environmental clearance certificates, the use or abstraction of water, land use and reclamation, air quality, and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Amendments or modifications to current environmental laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, in particular, environmental laws. In addition, our Masbate Gold Project is subject to periodic audit by the DENR. Any adverse outcome as a result of such audits may have a material and adverse effect on our business, operations, production estimates and financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any claim against or indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Some of our properties were used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

No assurance can be provided that exploration, development and mining activities may give rise in the future to significant liabilities on our part to government and/or third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially from prior estimates of reclamation liabilities.

Climate change, including the potential for extreme weather events and shifts in climate patterns, may have an adverse effect on our operations.

The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures and higher temperatures may have an adverse effect on our operations. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations or mineral processing and rehabilitation efforts, create resource shortages, damage our property or equipment and/or could increase health and safety risks on mining sites. Such events or conditions could also have other adverse effects on our operations, our workforce and on the local communities surrounding our mines, including an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

Furthermore, our operations throughout the globe depend on consistent supplies of essential commodities and other essential inputs to operate efficiently. If the effects of climate change, including extreme weather events, cause prolonged disruptions to the delivery of essential commodities and other essential inputs, or affect the prices or availability thereof, our production at our operations may be reduced, delayed or halted, and as a result the profitability of our business may be materially affected.

The key sources for direct GHG emissions at our operations are from electricity production to operate our processing plants (from crushing and grinding to leaching, electrowinning and smelting) and the fuel for mobile equipment. Our Otjikoto operation consumes a combination of energy either purchased from the Namibian electrical grid or generated on site by our Otjikoto Solar Plant, with HFO and diesel powered back-up. Our Masbate and Fekola operations currently generate 100% of their electricity on site; Masbate via HFO and diesel power plants with diesel powered back-up and Fekola via a hybrid HFO/solar power plant with diesel back-up. The level of GHG emissions emitted by our operations fluctuates and varies from operation to operation. Furthermore, one-off projects or endeavours, such as the construction of a new mine, may result in an acute increase in GHG emissions above those generally emitted during our ongoing and regular operations.

Our operations are energy intensive and use large amounts of diesel fuel and electric power. Currently, several governments or governmental bodies throughout the globe have introduced or are contemplating regulatory changes in response to the potential impacts of climate change in an effort to curb GHG emissions. Additionally, ongoing international negotiations may result in the introduction of climate change regulations or frameworks on an international scale. These developments, and the costs associated with complying with such kind of measures, may have an adverse impact on our operations and the profitability of our business.

We are subject to risks related to community relations and community action, including Indigenous and local community title claims and rights to consultation and accommodation, which may affect our existing operations and development projects.

As a mining business, we come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities, Indigenous Peoples, surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development, exploration and mining projects which could materially adversely affect our business, operations, and financial condition.

Governments in many jurisdictions must consult with Indigenous Peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous People and local communities frequently require accommodations, including undertakings employment, revenue sharing, procurement, other financial payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights maybe claimed by Indigenous Peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by Indigenous Peoples could affect existing operations as well as development projects. These claims may also affect our ability to expand or transfer existing operations or to develop new projects.

In connection with the Goose Project, we are party to the IIBA, which requires us to comply with predetermined obligations and requirements. There is the risk that we may not fulfill all of our obligations under the IIBA which could cause us to lose the support of the affected Indigenous communities and otherwise impact our reputation, business and operations. While we continue to actively engage with the Indigenous communities around us in Nunavut and work with them on CDPs, there can be no assurance that these relations will remain amicable.

Further, certain NGOs, some of which oppose globalization and/or resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may also attempt to disrupt our operations.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to our current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against our activities or against the government’s position. There can be no assurance that these relationships can be successfully managed.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Certain of our development and mining properties, including the Masbate Gold Project, the Gramalote Project and certain of our properties in Mali, are subject to significant ASM mining activity. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the artisanal miners, which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

ASM may use (among others) sodium cyanide or mercury which are toxic materials. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of Filminera, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although Filminera is not legally liable for their contamination, Filminera has attempted to limit the activities of these miners and inform the public about the risk of contamination. There is also a natural conflict in objectives between small scale miners and Filminera, as the small-scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, Filminera has a stated position of allowing some level of ASM activity; however, Filminera requires it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of Filminera.

ASM is a traditional activity in Mali. In early 2023, up to 15 ASM sites were located on B2Gold’s Dandoko Permit and Bantako Nord Permit (this includes both seasonal and permanent ASM sites). The number of ASM workers vary from time to time depending on several factors such as geology, weather conditions, and cultural holidays. ASM workers on sites come from both the local region as well as neighboring countries such as Burkina Faso or Guinea. This mixture of nationalities has brought about drastic changes in the technologies used by ASM miners for gold panning as well as extraction approach.

In June 2023, we implemented a “No-Go Zone” on the Bantako Nord Permit. Following discussions with ASM leaders as well as the village council, and the provision of alternative sources of revenue (donation of a tractor and agricultural supply to the community), our team peacefully engaged with the ASM workers, and they agreed to move from the site. We have established and expanded a “No-Go Zone” on the Menankoto Permit (which also extends into a portion of the Bakolobi Permit) to support future mining activities in the Anaconda Area. We have submitted an application for a “No-Go Zone” on the Bantako Nord Permit in support of future mining activities on this permit. We will establish additional “No-Go Zones” at our exploitation or exploration licences as part of the land acquisition process associated with further mine expansion (at Fekola) or development (at our exploration licences).

We are subject to various anti-corruption laws and regulations and carry on business in jurisdictions which may be subject to sanctions or other similar kinds of measures. Our failure to comply with such laws, regulations, sanctions and measures may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Mali, the Philippines and Namibia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject, or the way existing laws might be administered or interpreted. Failure by us, our predecessors or other persons or entities with whom we do business to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, and legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Certain jurisdictions in which we carry on business, or certain nationals of those jurisdictions, are or may become subject to sanctions or other similar measures imposed by individual countries, such as Canada, the United States or the European Union or through United Nations sanctions that Canada implements. In addition, there is the risk that individuals or entities with which we currently engage or do business with could be designated or identified under such sanctions or measures. Our failure to comply with such sanctions or measures, whether inadvertent or otherwise, could expose us and our senior management to civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, operations and financial condition, at both our specific operations and our Company as a whole. We are strongly committed to fully complying with all sanctions and other similar measures that affect our business and the jurisdictions in which we operate. Additional or expanded sanctions may have other impacts on us and our operations.

As at the date of this AIF, the United Nations, the European Union, the United States and Canada have each imposed sanctions against Mali. Certain of these sanctions target individuals and groups, including Mali’s transition authorities and other transition institutions. As these situations remain in flux, there is the risk that individuals or entities with which we currently engage or do business could be designated under these sanctions or become subject to other similar measures, or that critical supply routes may be disrupted. Such developments could have a material adverse impact on our Malian operations and our Company as a whole. In June 2023, the United States issued a new advisory focused on the gold sector across sub-Saharan Africa. The advisory highlights risks related to the gold trade, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labor rights abuses, and environmental degradation. In July 2023, the United States sanctioned three Malian transition government and military officials for facilitating the deployment and expansion of the Wagner Group’s activities in Mali.

Market price of our Common Shares.

Our Common Shares are publicly traded and are subject to various factors that have historically made our Common Share price volatile. The market price of our Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including as a result of the risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our operating performance.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. We may not be able to satisfactorily renegotiate our collective labour agreements, including in Namibia or Mali, and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could negatively impact our operations and profitability. Negotiations are ongoing with respect to a collective bargaining agreement covering the workers at the Fekola Mine. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. Relations between us and our employees may also be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, operations and financial condition.

In Namibia, due to high levels of unemployment and restrictive immigration policies applied by the Ministry of Home Affairs and Immigration, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion on education (the highest single budget amount), education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian workforce can be classified as unskilled or semi-skilled labourers, which make it difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the Exchange Act and listed on the NYSE American LLC (the “NYSE American”) and, accordingly, we are subject to the reporting and other requirements of the United States federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to perform an annual assessment of our internal control over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal control over financial reporting may not be adequate, or we may not be able to maintain it as required by SOX. We also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our Common Shares or the market value of our other securities.

The ability to pay dividends will be dependent on our financial condition.

Payment of dividends on our Common Shares is within the sole and absolute discretion of our Board, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with our constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with our lenders, and any other factors that the Board deems appropriate at the relevant time. Although our current practice is to pay a quarterly dividend, there can be no assurance that we will be in a position to declare any future dividends or the amount of any future dividends, including due to the occurrence of one or more of the risks described in this AIF.

Our insurance does not cover all potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.

Although we maintain insurance to protect against certain risks, including information security and cybersecurity risks, in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

We are subject to a variety of risks associated with partial ownership or jointly-held projects, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are not wholly owned by us or are the subject of arrangements with governments or other mining companies and will be subject to the risks normally associated with the conduct of jointly-held projects. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held in jointly-held projects, which could have a material adverse effect on our future growth, results of operations and financial conditions:

•	inability to exert influence over certain strategic decisions made in respect of jointly-held projects;
•	a jointly-held project participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•	bankruptcy of the jointly-held project participant;
•	disagreement with participants on how and when to develop and operate mines efficiently;
•	inability of participants to meet their obligations to the jointly-held project or third parties; and
•	litigation between participants regarding project matters.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera.

We, through our subsidiaries, are a minority shareholder in Filminera, which owns the Masbate Gold Project. Zoom is the majority shareholder. As the minority shareholder, we are not able to exercise sole decision-making authority regarding the Masbate Gold Project. We may be unable to cause Filminera to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners, could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest), and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and Filminera, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of Filminera; however, we may not be successful in such efforts. Our interest in the Pajo concession is on a similar basis and is subject to similar risks.

We may be unable to generate sufficient cash to service our debt, the terms of the agreements governing our debt may restrict our current or future operations, and the indebtedness may have a material adverse effect on our financial condition and results of operations.

Our ability to make scheduled payments on any balance under the Credit Facility and any other indebtedness will depend on our financial condition and operating performance, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, cease or reduce the payment of dividends, dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including any indebtedness under the Credit Facility. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Credit Facility or our other debt instruments from time to time, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of our borrowings, we may not have sufficient assets to repay our indebtedness.

The Credit Facility contains several covenants that impose significant operating and financial restrictions and may limit our ability to engage in acts that may be in our long-term best interest. In particular, the Credit Facility restricts our ability to dispose of assets, to make dividends or distributions, and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing, or unable to compete effectively or to take advantage of new business opportunities, each of which may affect our ability to grow in accordance with our strategy.

Further, maintenance of our debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities. Our indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;
•	exposing us to the risk of increased interest rates for any borrowings at variable rates of interest;
•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•	placing us at a disadvantage compared to other, less leveraged competitors; and
•	increasing our cost of borrowing.

Market fluctuations could adversely affect the market price of our equity interest in a number of companies and the value we could realize on such investments.

Our equity interest in several publicly traded companies is subject to volatility in the market price of their respective shares. We cannot provide any assurance that an active trading market for any of such shares is sustainable. The trading prices of the shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in results of operations, exploration results, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The lack of a liquid market could adversely affect the value that we could ultimately realize on our ownership interests.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions, or integrate the acquired businesses and their personnel into our operations. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.

Acquisitions are accompanied by risks, such as: a significant decline in the relevant metal price after we commit to completing an acquisition on certain terms; mining operations not meeting production or cost estimates; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with senior companies that may possess greater financial resources and technical facilities in certain circumstances, including with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could take away from the time and effort management would otherwise devote to our business, and could have a material adverse effect on our business, results of operations and financial position.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees, outside contractors and consultants. Locating and developing mineral deposits depends on a number of factors, including the technical skill of the exploration, development and production personnel involved. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-person” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Our operations, and those of our third-party service providers and vendors, depend in part on the proper functioning and availability of IT systems, networks, equipment, and software, and the security of those systems. These systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our third-party service providers, employees or vendors. A significant breach of, disruption or damage to, or failure to maintain, upgrade or replace our IT systems and software could result in IT system failures, delays, the corruption and destruction of our data, misuse of data, extensive personal injury, property damage, loss of confidential information and significant cost increases. The failure of information systems or a component of information systems could, depending on the nature and extent of any such failure, adversely impact our reputation and results of operations. There can be no assurance that our ability to monitor for or mitigate cybersecurity risks will be fully effective, and we may fail to identify cybersecurity breaches or discover them in a timely way. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

Although to date we have not experienced any known material losses or interruptions to our day-to-day operations and have not experienced any known security breach in the past five years, there can be no assurance that we will not experience any such breach, loss or interruption in the future. Our business relies heavily on its IT systems, including networks, equipment, hardware, software, and telecommunications systems, as well as the IT systems of third-party service providers and vendors. In order to attempt to mitigate the risks associated with the rapidly changing technology space, we deploy a comprehensive and multi-layered defence strategy to combat cybersecurity threats. Our multi-pronged approach includes an internal program for data protection and cybersecurity protocols, provision of annual cybersecurity education and attack simulation training for employees, annual external security assessments and penetration testing exercises, and a library of technical policies and standards to support secure systems implementation and IT operational practices. In addition, we collaborate with third-party service providers and vendors to ensure that resources are in place to modify or enhance protective measures, or to investigate and remediate any vulnerabilities, including protocols for managing a breach and ensuring business continuity and cybersecurity incident response training exercises for IT teams and managers.

As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. In addition, violations of privacy related regulations can result in significant penalties and reputational harm, which in turn could adversely impact our business and results of operations.

Our reputation may be negatively affected by social media and other web-based applications, which are beyond our control.

As a result of the increased usage and the speed and the global reach of social media and other web-based applications used to generate, publish and discuss user-generated content and to connect with others, we are at a much greater risk of losing control over how we are perceived by the public. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether credible, factual, true or not. While we place a great emphasis on protecting and nurturing our strong reputation, we do not ultimately have direct control over how we are perceived by others, including how we are viewed on social media and other web-based applications. Harm to our reputation, which could be promulgated through social media and other web-based applications, may lead to increased challenges in developing and maintaining investor confidence and stakeholder relations, and could act as an obstacle to our overall ability to maintain our current operations, to advance our projects, and to procure capital from investors, which could have a material adverse effect on us and our business.

DIVIDENDS

On November 5, 2019, the Board declared our inaugural quarterly dividend of $0.01 per Common Share, and in 2020, the quarterly dividend payable increased from $0.01 to $0.04 per Common Share over the course of the year.

In each of 2021, 2022 and 2023, the Board declared quarterly dividends in the amount of $0.04 per Common Share ($0.16 per Common Share annually).

The Board declared a dividend for the first quarter of 2024 of $0.04 per Common Share on February 21, 2024, payable on March 20, 2024, to shareholders of record as at the close of business on March 7, 2024.

Ahead of the dividend payment in the third quarter of 2023, we announced the implementation of the DRIP. The DRIP provides our shareholders residing in Canada and the United States, subject to B2Gold filing a registration statement in the United States, with the opportunity to have the cash dividends declared on all or some of their Common Shares automatically reinvested into additional Common Shares on an ongoing basis. Participation in the DRIP is optional and does not affect shareholders’ cash dividends unless they elect to participate in the DRIP. A Form F-3D registration statement was filed with the SEC and became effective upon filing on September 1, 2023.

Our current practice is to pay a quarterly dividend on our Common Shares. The Board expects to declare future dividends quarterly at the same level, in the amount of $0.04 per Common Share (which on an annualized basis would amount to $0.16 per Common Share), and has determined that this anticipated level of quarterly dividend is appropriate based on our current financial performance, liquidity and outlook. Subject to authorization by the Board and compliance with all applicable laws, the record date for future dividends is anticipated to be set in March, June, September and December in each year and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by us separately at such time any dividend is declared and authorized by the Board.

THE DECLARATION AND PAYMENT OF FUTURE DIVIDENDS AND THE AMOUNT OF ANY SUCH DIVIDENDS WILL BE SUBJECT TO THE DETERMINATION OF THE BOARD, IN ITS SOLE AND ABSOLUTE DISCRETION, TAKING INTO ACCOUNT, AMONG OTHER THINGS, ECONOMIC CONDITIONS, BUSINESS PERFORMANCE, FINANCIAL CONDITION, GROWTH PLANS, EXPECTED CAPITAL REQUIREMENTS, COMPLIANCE WITH OUR CONSTATING DOCUMENTS, ALL APPLICABLE LAWS, INCLUDING THE RULES AND POLICIES OF ANY APPLICABLE STOCK EXCHANGE, AS WELL AS ANY CONTRACTUAL RESTRICTIONS ON SUCH DIVIDENDS, INCLUDING ANY AGREEMENTS ENTERED INTO WITH OUR LENDERS, AND ANY OTHER FACTORS THAT THE BOARD DEEMS APPROPRIATE AT THE RELEVANT TIME. THERE CAN BE NO ASSURANCE THAT ANY DIVIDENDS WILL BE PAID AT THE INTENDED RATE OR AT ALL IN THE FUTURE.

Description of capital structure

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 11, 2024, 1,303,063,976 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders and to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. The Board may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.(1)

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1 – 11	3.68	3.22	24,976,115
	February	3.81	3.18	62,295,853
2024	January	4.28	3.56	62,217,119
	December	4.65	4.02	41,983,915
	November	4.62	4.05	48,925,189
	October	4.74	3.81	51,844,915
	September	4.41	3.83	67,331,756
	August	4.55	3.97	59,944,072
	July	5.05	4.53	40,500,427
	June	5.24	4.53	52,625,100
	May	5.74	4.94	60,034,159
	April	5.87	5.27	77,171,144
	March	5.46	4.51	83,458,667
	February	5.45	4.34	65,122,606
2023	January	5.62	4.91	64,329,560

(1) Source: TMX Money (https://money.tmx.com/en).

On March 11, 2024, the closing price of our Common Shares on the TSX was C$3.61 per share.

Our Common Shares are listed for trading on the NYSE American under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE American for the periods indicated.(2)

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1 - 11	2.73	2.37	88,357,766
	February	2.85	2.34	164,249,480
2024	January	3.22	2.63	214,426,416
	December	3.44	2.97	179,257,838
	November	3.40	2.95	175,252,071
	October	3.46	2.77	200,336,511
	September	3.26	2.83	162,772,620
	August	3.20	2.96	171,474,176
	July	3.83	3.42	117,882,422
	June	3.92	3.41	167,058,500
	May	4.29	3.64	155,171,504
	April	4.40	3.86	179,704,109
	March	4.02	3.26	245,463,148
	February	4.10	3.18	185,622,925
2023	January	4.19	3.60	195,160,622

(2) Source: TMX Money (https://money.tmx.com/en).

On March 11, 2024, the closing price of our Common Shares on the NYSE American was US$2.68 per share.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province or state of residence, position held with us, the date of appointment of each of our current directors and executive officers and principal occupation within the immediately preceding five years as of the date of this AIF. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years
Kelvin Dushnisky Ontario, Canada	Chair and Director since June 23, 2023	Director of several public companies, including mining, battery metals companies and building materials distribution companies; formerly Chief Executive Officer and Member of the board of directors of AngloGold Ashanti Limited.
Clive Johnson British Columbia Canada	Chief Executive Officer, President and Director since December 17, 2006	Chief Executive Officer and President of B2Gold.

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years
Kevin Bullock Ontario, Canada	Director since December 20, 2013	President, CEO and Director of Signal Gold Inc, formerly Chief Executive Officer and director of Mako Mining Corp., and director of several public resource companies.
George Johnson Washington, USA	Director since March 15, 2016	Director of several public natural resource companies.
Liane Kelly Ontario, Canada	Director since January 1, 2020	Corporate Social Responsibility consultant to B2Gold until June 2020; Director of Amarog Minerals Ltd.
Jerry Korpan London, England	Director since November 20, 2007	Director of several public natural resource companies.
Thabile Makgala Johannesburg, South Africa	Director since June 23, 2023	Vice President, HSESC Minerals, Rio Tinto, former mining executive with Impala Platinum Holdings Limited; former Head of Technical Services with Gold Fields Limited
Lisa Pankratz British Columbia, Canada	Director since January 1, 2023	Director of several organizations since 2001 including public and private companies and crown corporations.
Robin Weisman Virginia, USA	Director since October 23, 2017	Non-executive director of various companies, including a public company, a non-profit, and independent member of a private equity firm.
Michael Cinnamond British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer since July 1, 2013	Senior Vice President, Finance and Chief Financial Officer of B2Gold.

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years
William Lytle British Columbia, Canada	Senior Vice President and Chief Operating Officer since December 1, 2010	Senior Vice President and Chief Operating Officer of B2Gold.
Randall Chatwin British Columbia, Canada	Senior Vice President, Legal and Corporate Communications since September 1, 2019	Senior Vice President, Legal and Corporate Communications of B2Gold; formerly Vice President, Associate General Counsel of B2Gold, prior to that Vice President, Assistant General Counsel of Goldcorp Inc.
Victor King British Columbia, Canada	Senior Vice President, Exploration since December 21, 2013	Senior Vice President of Exploration of B2Gold; formerly Vice President, Exploration of B2Gold; prior to that Regional Vice President, West Africa of B2Gold.
Dennis Stansbury Nevada, USA	Senior Vice President, Engineering and Project Evaluations since March 8, 2007	Senior Vice President of Engineering and Project Evaluations of B2Gold.

The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. A copy of the Audit Committee Charter, which prescribes the duties and obligations of the Audit Committee, is attached as Schedule A to this AIF. The composition of the Company’s committees as at the date of this AIF is set out in the following table:

Board Committee	Members	Independence Status
Audit Committee	Lisa Pankratz, Chair Jerry Korpan Kevin Bullock Robin Weisman	Independent Independent Independent Independent
Compensation Committee	Jerry Korpan, Chair Liane Kelly Kelvin Dushnisky George Johnson	Independent Independent Independent Independent

Board Committee	Members	Independence Status
Corporate Governance and Nominating Committee	Robin Weisman, Chair Lisa Pankratz Kelvin Dushnisky	Independent Independent Independent
Sustainability Committee	Liane Kelly, Chair George Johnson Thabile Makgala Kevin Bullock	Independent Independent Independent Independent

Shareholdings of Directors and Executive Officers

As at March 11, 2024, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 11,754,568 Common Shares, representing approximately 0.90% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including B2Gold) that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold: (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding B2Gold.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and/or shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with our code of business conduct and ethics, which is applicable to all directors, officers, employees and contractors ( a copy of the code can be obtained from our website at www.b2gold.com) and the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by our code of ethics and applicable laws. Our directors and officers are not aware of any such conflicts of interests.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of four independent directors, which operates under a charter approved by the Board. A copy of the Audit Committee Charter is set out in full in Schedule A to this AIF. It is the Board’s responsibility to ensure that we have an effective internal control framework. The Audit Committee’s primary function is to assist the Board to meet our oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and our procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

Our Audit Committee is currently comprised of Lisa Pankratz (Chair), Jerry Korpan, Kevin Bullock and Robin Weisman. All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with us which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Ms. Pankratz qualifies as an “audit committee financial expert” within the meaning of the applicable United States securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Lisa Pankratz

Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia (FCPA, FCA). She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at Western University in 1985, her Chartered Professional Accountant designation (CPA, CA) in 1987, and in 1996 became a Chartered Financial Analyst charter holder. Ms. Pankratz currently serves as Chair of the HSBC Independent Review Committee of HSBC Global Asset Management (Canada) Limited, is a member of the Investment Advisory Committee of Simon Fraser University, and is an advisor to the Investment Committee of the Vancouver Foundation. Most recently, she was a member of the Board of Sherritt International and Chair of the Board of UBC Investment Management Trust. From 2006 to 2010, Ms. Pankratz served as the President of Mackenzie Cundill Investment Management Ltd. and from 2002 until 2006 as the President, Chief Compliance Officer and Director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group. Ms. Pankratz has over 30 years of experience in the investment industry and capital markets in both executive and advisory capacities, working with multinational and international companies. For over 20 years, she has served as a board member of corporations in the financial services, global media and mining industries. Ms. Pankratz has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Jerry Korpan

Mr. Korpan has worked in the securities industry since 1978 and was Managing Director of Yorkton Securities, London until December 1999. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2002 to 2007, Mr. Korpan served as a director at Bema Gold, and subsequently as Chairman of Mitra Energy until 2016. Mr. Korpan has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Kevin Bullock

Mr. Bullock graduated from Laurentian University (Sudbury) in 1987 with a B.Eng and has been a registered Professional Mining Engineer in the province of Ontario since 1992. Mr. Bullock is currently President and CEO of Signal Gold Inc. He was previously Mako Mining Corp.’s CEO and prior to that was Volta Resources Inc.’s President and CEO and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. Mr. Bullock has over 30 years of experience, at senior levels, in mining exploration, mine development and mine operations and has been reviewing financial reports for over 20 years. Mr. Bullock has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Robin Weisman

Ms. Weisman was most recently the principal investment officer at the IFC in Washington, D.C. While at IFC, her distinguished career included working with projects up to USD$9 billion through managing a portfolio of natural resource and chemical projects and advising clients on risk mitigation strategies. Ms. Weisman's most recent position involved leading teams to invest debt and equity in private sector high-growth mining projects in developing countries. During her 22-year career at IFC, she developed a renowned sub-specialty in managing risks through effective corporate social responsibility, and most recently focused her energies on advancing the role of women across the resource development sector. Prior to joining IFC, she worked in increasingly senior roles including the position of vice president at Standard Chartered Bank, concentrating on structured trade financing. In her executive role at Citibank, she specialized in the currencies of emerging markets. Prior to these positions, Ms. Weisman provided financial forecasting and competitive analysis for CBS Television Network. Ms. Weisman holds a Bachelor of Science degree from the University of Illinois and a Masters of Business Administration with a concentration in finance and accounting from the University of Chicago, Illinois. Ms. Weisman is a recent graduate of the Institute of Corporate Directors (ICD) in partnership with the Rotman School of Management. Ms. Weisman has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year has B2Gold relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2023 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees incurred by our external auditors, PricewaterhouseCoopers LLP, in each of the last two financial years are as follows:

Financial Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2023	$1,693,330	$31,028	$263,281	$107,762
2022	$1,289,818	Nil	$215,539	$27,491

Notes:

(1)	The aggregate audit and review fees incurred (including audit of internal control over financial reporting).

(2)	The aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading Audit Fees.

(3)	The aggregate fees incurred for tax compliance, tax advice and tax planning services.

(4)	The aggregate fees incurred for products and services other than as set out under the headings Audit Fees, Audit Related Fees and Tax Fees. These amounts relate to sustainability assurance and sustainability advisory services, as well as subscriptions to non-company specific training for accounting standards, regulatory requirements, and general business practices.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. There are no pending or contemplated legal proceedings to which we are a party or of which any of our material properties are the subject that would reasonably be expected to have a material effect on our financial condition or future results of operations. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of our issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this AIF, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered in the financial year ended December 31, 2023 or before the last financial year but are still in effect.

NAmes OF EXPERTS AND INTEREST OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2023: William Lytle, P.E.; Tom Garagan, P. Geo.; Ken Jones, P.E.; Peter Montano, P.E.; Kevin Pemberton, P.E.; John Rajala, P.E.; Andrew Brown, P. Geo; Michael Johnson, P.Geo; Brian Scott, P. Geo; Denis Thibodeau, P.Eng.; Jacinta Klabenes, P.Eng.; Maurice Mostert, FSAIMM; Neda Farmer, P.Eng.; Dinara Nussipakynova, P.Geo.; John Shannon, P.Geo.; Richard Cook, P.Geo.; Amber Blackwell, P.Geo.; Michael Dawson, P.Eng.; Ben Peacock, P.Eng.; John Kurylo, M.Sc., P.Eng.; Stacy Freudigmann, P.Eng.; and Shervin Teymouri, P.Eng.

Each of William Lytle, P.E.; Tom Garagan, P. Geo.; Ken Jones, P.E.; Peter Montano, P.E.; Kevin Pemberton, P.E.; John Rajala, P.E.; Andrew Brown, P. Geo; and Brian Scott, P. Geo, at the time of or after such person prepared or certified the applicable report, valuation, statement or opinion, (a) held registered or beneficial interests, direct or indirect, in certain of our securities or other property (or securities or other property of one of our associates or affiliates), representing less than one percent of our outstanding securities, and (b) was, or was expected to be, elected, appointed or employed as a director, officer or employee of B2Gold (or of one of our associates or affiliates).

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated February 21, 2024 in respect of our consolidated financial statements as at December 31, 2023 and December 31, 2022 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the annual general and special meeting of shareholders held on June 23, 2023.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2023, which is available under our profile on the SEDAR+ website at www.sedarplus.ca. Additional information relating to us is available under our profile on the SEDAR+ website at www.sedarplus.ca.

schedule a
AUDIT COMMITTEE CHARTER

Effective May 13, 2013

(as amended March 13, 2018 and February 23, 2021)

1.	Overall Purpose/Objectives

The Audit Committee (the “Committee”) of B2Gold Corp. (the “Company”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will assist the Board in the oversight of: (1) the integrity of the Company’s financial statements and other periodic public disclosure documents, (2) the Company’s compliance with legal and regulatory requirements, (3) the external auditor’s qualifications and independence, and (4) the performance and work of the Company’s internal audit function and external auditor. The Committee will also oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own Code of Business Conduct and Ethics (the “Code”) and policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

The Committee’s function is one of oversight. The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Committee to plan or conduct audits or to certify that the Company’s financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

2.	Authority

2.1.	The Board authorizes the Committee, within the scope of its responsibilities, to seek and have access to any information, including Company books and records, it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.	The Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	Composition, Procedures and Organization

3.1.	The Committee will be comprised of at least three members of the Board.

3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a)	each member of the Committee shall be “independent” as defined in accordance with Canadian National Instrument 52-110 – Audit Committee, U.S. securities laws and regulations and applicable stock exchange rules;

(b)	each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Additionally, at least one member of the Committee shall have accounting or related financial management expertise and be considered an “audit committee financial expert” within the meaning of the rules of the U.S. Securities and Exchange Commission; and

(c)	none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3.	No member of the Committee shall serve on more than two audit committees of publicly traded companies, other than the Company, at the same time such member serves on this Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on this Committee. Such a determination shall be disclosed by the Company in the manner required by applicable laws, regulations and listing standards.

3.4.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.5.	The Secretary of the Committee shall be elected by its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company or any other individual appointed by the Committee.

3.6.	A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.7.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.8.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.9.	Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.10.	The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.11.	The Committee will have an in camera session without the presence of management at each meeting (unless such members of the Committee present determine that such a session is not required).

3.12.	A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.13.	The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.14.	Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member votes against such resolution or dissents.

3.15.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.16.	The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, or at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.17.	The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.18.	The internal accounting and compliance staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary. The external auditors will report directly to the Committee.

4.	Roles and Responsibilities

The roles and responsibilities of the Committee are as follows:

4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3.	Review the terms of reference and effectiveness of the Company’s internal audit function, and the working relationship between internal financial personnel and the external auditor, understanding that the purpose of the internal audit function is to provide management and the Committee with ongoing assessments of the Company’s risk management processes and system of internal control.

4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7.	Review and discuss the annual financial statements and annual management's discussion and analysis, and the results of the audit with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods. Such review must occur at a meeting, and not merely by polling or written consent.

4.8.	Review and discuss the interim financial statements and interim management's discussion and analysis with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods. Such review must occur at a meeting, and not merely by polling or written consent.

Prior to their submission to the Board and public release, review and discuss all public disclosure concerning audited or unaudited financial information where such disclosures are required to be approved by the Board (including, without limitation, annual financial statements, interim financial statements, annual or interim management’s discussion and analysis, any annual or interim earnings press release, as well as financial information and earnings guidance provided to analysts, any financial outlook or future-oriented financial information, and financial information contained in any prospectus, private placement offering document, annual report, annual information form or takeover bid circular) and approve such disclosures for recommendation to the Board.

4.9.	Prepare any reports of the Committee that are required by applicable laws, regulations or stock exchange rules.

4.10.	Review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls.

4.11.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a)	actual financial results for the financial period varied significantly from budgeted or projected results;

(b)	generally accepted accounting principles have been consistently applied;

(c)	there are any actual or proposed changes in accounting or financial reporting practices; and

(d)	there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.12.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.13.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.14.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.15.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.16.	Review with the external auditors any audit problems or difficulties and management’s response, including any restrictions on the scope of the external auditor’s activities or access to required information and any significant disagreements with management.

4.17.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.18.	Be directly responsible for:

(a)	the selection of the firm of external auditors to be proposed for election by the shareholders as the external auditors of the Company;

(b)	the oversight of the work of the Company’s external auditors; and

(c)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors.

4.19.	Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.20.	Explicitly approve, in advance, all audit and non-audit engagements of the external auditors by the Company or its subsidiaries; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.21.	If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.22.	Review and evaluate, at least annually, and oversee the qualifications, independence and performance of the external auditors and the lead audit partner. Take into account, in such evaluation, the opinions of the Company’s management and the Company’s internal auditors or other personnel serving the internal audit function. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor. Assure the regular rotation of the lead audit partner as may be required by law. Consider whether, in order to assure continuing external auditor independence, there should be regular rotation of the audit firm itself. The Committee should present its conclusions to the full Board.

4.23.	At least annually, obtain, review and discuss a report by the external auditor describing the external auditor’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

4.24.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.25.	Recommend to the Board any change of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.26.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

4.27.	Review the evaluation of internal controls and management information systems by the external auditor, and the Company’s internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.28.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.29.	Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

4.30.	Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.31.	Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.32.	Obtain updates from the Disclosure Committee of the Company from time to time regarding the operation of the Company’s Disclosure, Confidentiality and Insider Trading Policy.

4.33.	Establish a procedure with regards to:

(a)	confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.34.	Meet separately, as required, with management, with the internal auditors or other personnel responsible for the Company’s internal audit function, and with the external auditors to discuss any matters that the Committee believes should be discussed privately.

4.35.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.36.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.37.	Review and assess the adequacy of insurance coverage for the Company, including directors’ and officers’ liability coverage.

4.38.	In accordance with the Code, if circumstances arise, review, institute investigations of and oversee the resolution of reported violations of the Code.

4.39.	Review, institute investigations of and oversee the resolution of reported violations of or reported complaints under, and administer such other matters as required pursuant to, the Company’s Anti-Corruption Policy and Whistleblower Policy.

4.40.	Perform other functions as requested by the Board.

4.41.	If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors (at the Company’s expense) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such special counsel, consultant or advisors, including the sole authority to set the compensation to be paid to such special counsel or other experts or advisors and other retention terms for such persons.

4.42.	Review and approve for recommendation to the Board, together with the Health, Safety, Environment, Social and Security Committee (as it relates to health, safety, environmental, social and security risks), the risk management sections of the annual report to shareholders, the annual information form, prospectuses and other public reports or documents requiring approval by the Board, and report to the Board with respect thereto.

4.43.	Coordinate with the Health, Safety, Environment, Social and Security Committee (as it relates to health, safety, environmental, social and security risks) and the Compensation Committee (as it relates to compensation risks) and regularly review and discuss, and also discuss with management the following, with a view to ensuring that the Company’s risks and exposures are being effectively managed, monitored or controlled:

(a)	the Company’s risk philosophy as set forth by management and the Board;

(b)	the effectiveness of the Corporation’s policies and procedures with respect to risk identification, assessment and management;

(c)	the Corporation’s major risk exposures;

(d)	the steps management has taken and management’s plans and programs to monitor and control such exposures; and

(e)	the effect of relevant regulatory initiatives and trends.

5.	General

In addition to the foregoing, the Committee will:

(a)	report regularly to the Board on any significant matters arising from the Committee’s activities, including, to the extent the Committee deems appropriate, any issues that arise with respect to the quality and integrity of the Company’s financial statements and related disclosure documents, the Company’s compliance with legal or regulatory requirements, the qualification and independence of the external auditor and the performance of the internal audit function and external auditor;

(b)	at least annually, assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

(c)	review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval; and

(d)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.